
West Marine®
For your life on the water™

2013 Proxy Statement & 2012 Annual Report



Our Mission is to be the best supplier of boating-related products and services that provide outstanding value to every Customer.

We are committed to providing an outstanding customer experience, so that every Customer regards us as an exceptional company and rewards us with their business.

We will provide an open, supportive, challenging, team-oriented environment where our Associates can achieve job satisfaction, professional and personal growth, and be compensated based on company and individual performance.

We will work to conserve marine resources, reduce our impact on the environment, and promote boating.

We will achieve superior financial returns for the benefit of our Associates, Customers and Shareholders

Dear West Marine Stockholder:

The past year has been one of growth and change for West Marine. We were successful at opening or expanding 14 stores, including 4 flagships, we grew the products in our merchandise expansion strategy by a factor of 4 times faster than our core products and we began to gain traction on our most important strategy: To evolve West Marine into a true omni-channel retailer. We not only grew the top line but also grew the bottom line at a much faster pace.

And we transitioned West Marine's CEO. After 4-1/2 years of steady progress leading West Marine, Geoff Eisenberg retired. I'm grateful for how he left the company - with a strong balance sheet, a healthy culture, and a focus on the stewardship of our company to achieve long-term value for our stockholders. This long-term focus is illustrated by the investments we're making in key growth strategies, our recruiting of top talent to augment our team and a stronger focus on leadership development and succession planning.

I'm also grateful for the good work that our Board has done to strengthen West Marine's governance and transparency. In recognition of this work, *Forbes.com* has named West Marine one of *America's 100 Most Trustworthy Companies* for the past two years.

In my 9 months at West Marine, I've had the opportunity to visit 55 store locations, both of our distribution centers, meet over 1,000 Associates, speak face-to-face with dozens of customers and along with our CFO, Tom Moran, meet with several of our largest investors. Through these interactions a tremendous amount of ideas and feedback has been captured. Some of these ideas have already been implemented and are reflected in our 2013 Proxy Statement, such as our share repurchase program and the introduction of Return-On-Invested-Capital as a key performance metric.

One thing has really stood out for me at West Marine: Boaters are passionate about their activities and their lifestyle. We're the leading retailer to serve that passion. Across our company, we have Associates that maintain a focus of fully-delivering on the West Marine mission. I'm humbled by the engagement and commitment of our team.

I'm proud of the results that our Associates delivered in 2012. And we know that we have to continue to do more. Our focus on the future is to continue to profitably grow our company. We all look forward to reporting on our progress through the coming year.

Good Boating,



Matt Hyde
CEO



Dear Fellow Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of West Marine, Inc. to be held at our company headquarters, 500 Westridge Drive, Watsonville, California, on Thursday, May 16, 2013 at 10:30 a.m., Pacific Time ("Annual Meeting").

We are pleased to continue utilizing the Securities and Exchange Commission rules that allow us to furnish proxy materials to you over the Internet. We believe that this e-proxy process expedites your receipt of our 2013 Proxy Statement and our 2012 Annual Report on Form 10-K (collectively, "Proxy Materials"), lowers our printing and delivery costs, and helps reduce our impact on the environment. Accordingly, you will receive only a one-page, double-sided notice (the "Notice"), which is being mailed to stockholders on April 5, 2013, regarding the Internet availability of our Proxy Materials. The Notice and Proxy Materials explain the matters indicated below to be voted on at our Annual Meeting and provide you with instructions for accessing the Proxy Materials and for voting in person via the Internet or by phone. This Notice also provides information on how you may obtain paper copies of our Proxy Materials free of charge, if you so choose. Please read the Notice so you will be informed about the business to be considered at the meeting. Your vote is important to us.

On behalf of the Board of Directors, I urge you take advantage of our Internet or telephone voting system as soon as possible, even if you plan to attend the Annual Meeting.

Following are the proposals to be voted upon at the Annual Meeting:

(1) To elect eight directors;

(2) To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending December 28, 2013;

(3) To approve, on an advisory basis, the compensation of our named executive officers; and

(4) To transact such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" each of the proposals (1) through (3).

Sincerely,

Randy

Watsonville, California

April 5, 2013

Randolph K. Repass
Chairman of the Board



Table of Contents



500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

PROXY STATEMENT

2013 Annual Meeting of Stockholders

I. GENERAL INFORMATION

Q: Why am I receiving these materials?

A: We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with soliciting your proxy to vote at our Annual Meeting.

Q: What is included in these materials?

A: These Proxy Materials consist of:

- This proxy statement for our Annual Meeting ("Proxy Statement");
- Our Annual Report on Form 10-K for our fiscal year ended December 29, 2012 ("Annual Report"); and
- For those receiving printed versions, a proxy card.

Q: What does fiscal year mean?

A: Our fiscal year is the 52 or 53-week period that ends on the Saturday closest to December 31st. Unless otherwise stated, all information presented in this Proxy Statement is based on our fiscal year.

Q: What items am I being asked to vote on at the Annual Meeting?

A: Our stockholders will vote on three proposals at the Annual Meeting ("Proposals"):

- The election to our Board of Directors ("Board") of the eight nominees named in this Proxy Statement;
- Ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm ("Independent Auditors") for our fiscal year ending December 28, 2013; and
- Approval, on an advisory basis, of the compensation of our Named Executive Officers (or "NEOs").

Q: What are the Board's voting recommendations?

A: Our Board recommends that you vote "FOR" each of the Proposals.

Q: Why did I receive a one-page Notice in the mail regarding the Internet availability of Proxy Materials instead of a full set of Proxy Materials?

A: Under rules adopted by the Securities and Exchange Commission ("SEC"), we use the Internet as the primary means of furnishing our Proxy Materials to our stockholders, rather than mailing printed copies to each stockholder. We encourage our stockholders to take advantage of the availability of Proxy Materials on the Internet to help reduce costs associated with, and the environmental impact of, our Annual Meeting. Our Proxy Materials were first available for our stockholders to access online at *www.envisionreports.com/wmar* on April 5, 2013.

Q: How can I get electronic access to the Proxy Materials or a paper copy if I prefer?

A: The Notice provides you with instructions regarding how to view our Proxy Materials on the Internet and if you so choose, how to instruct us to send these and future Proxy Materials to you by email. Alternatively, you can request a paper copy of the Proxy Materials. Requests for email or paper copies must be made by May 6, 2013 to facilitate timely delivery. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. If you choose to receive a paper copy of the Proxy Materials, you also can submit a preference to receive paper copies for future meetings. Your election to receive an email or a paper copy of proxy materials for future meetings will remain in effect until you change it.

Q: Where and when is the Annual Meeting?

A: Our Annual Meeting will be held at our corporate headquarters located at 500 Westridge Drive, Watsonville, California 95076, on May 16, 2013 at 10:30 a.m. Pacific Time.

Q: Who may vote at the Annual Meeting?

A: Only stockholders who owned shares of our common stock on March 18, 2013 ("Record Date") are entitled to vote at our Annual Meeting. On the Record Date, there were 24,152,158 shares of our common stock outstanding and entitled to vote.

Q: Is there a difference between a stockholder of record and a beneficial owner of shares held in street name?

A: Yes

Stockholder of Record: Shares Registered in Your Name. If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, LLC, you are considered the stockholder of record with respect to those shares, and the Notice (or Proxy Materials, if you requested a paper copy) was sent directly to you.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent. If, at the close of business on the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and a Notice should have been forwarded to you by that organization. That organization is considered to be the stockholder of record for voting purposes and as the beneficial owner, you may instruct that organization on how to vote the shares in your account. Those instructions are contained in a "vote instruction form" that the organization holding your shares should send to you. We urge you to complete that form. Your vote is important.

Q: If I am a stockholder of record, how do I vote?

A: If you are a stockholder of record, there are four ways to vote:

- **IN PERSON** at the Annual Meeting. We will give you a ballot when you arrive;
- **VIA THE INTERNET** at _www.envisionreports.com/wmar_ by following the instructions provided in the Notice;
- **BY TELEPHONE** using a touch-tone telephone at 1-800-652-8683; or
- **BY MAIL** if you requested printed copies, by completing, signing and returning your proxy card to us in the postage-paid envelope provided with the Proxy Materials.

If you vote by telephone or over the Internet, you must do so by 11:00 p.m. Pacific time the day before our Annual Meeting and you may incur costs such as telephone and Internet access charges for which you will be responsible. Delaware law permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of election can determine that such proxy was authorized by the stockholder. We use a control number to authenticate each registered stockholder, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded. If you choose to vote by mail, your vote must be received by 10:00 a.m., Pacific Time, on May 16, 2013.

Q: What constitutes a quorum and why is a quorum required?

A: Return of your proxy is important because a quorum is required, and a majority of the shares entitled to vote must be present in person or by proxy at our Annual Meeting for the transaction of business. Your shares will be counted for purposes of determining if there is a quorum if you are entitled to vote and you are present in person at the Annual Meeting or you have properly voted on the Internet, by telephone or by submitting a proxy card or vote instruction form by mail. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. In addition, because this Proxy Statement includes a "routine" management Proposal related to the ratification of the selection of our Independent Auditors, shares represented by proxies that vote on routine matters, but not on non-routine matters, also will be counted in determining whether there is a quorum present.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

Q: How are proxies voted?

A: All shares represented by valid proxies received prior to our Annual Meeting will be voted and, where a stockholder specifies his or her choice with respect to any Proposal, the shares will be voted in accordance with those instructions.

Q: What happens if I do not have specific voting instructions?

A: _Stockholders of Record_. If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board, or if you sign and return a proxy card without giving specific voting instructions, then the persons named as proxy holders, Randy Repass and Matt Hyde, will vote your shares in the manner recommended by our Board on all Proposals and they may determine in their discretion with respect to any other matters properly presented for a vote at our Annual Meeting.

Beneficial Owners of shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then under applicable rules, the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. As a result, if that organization does not receive voting instructions from you on a non-routine matter, it will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This generally is referred to as a "broker non-vote."

Q: Which Proposals are considered "routine" or "non-routine"?

A: Under applicable rules, the ratification of the selection of our Independent Auditors for 2013 is a matter considered routine, but the election of Directors and the non-binding advisory resolution approving the compensation of our NEOs (commonly referred to as "Say-on-Pay") are matters considered "non-routine."

Q: What is the voting requirement to approve each Proposal?

A: Of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote, the affirmative majority of votes cast is required to approve each Proposal.

Q: How are broker non-votes and abstentions treated?

A: Only "FOR" and "AGAINST" votes are counted and, therefore, broker non-votes and abstentions will have no effect on the vote.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You may revoke your proxy and change your vote at any time before the final vote at our Annual Meeting by changing your vote on a later date via the Internet or by telephone, by signing and returning a new proxy card or vote instruction form with a later date, or by attending our Annual Meeting and voting in person. Your attendance alone will not automatically revoke your proxy unless you properly vote at our Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Secretary, at 500 Westridge Drive, Watsonville, CA 95076-4100, a written notice of revocation prior to the Annual Meeting.

Q: Who will serve as the inspector of election?

A: A West Marine representative will serve as the inspector of election.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the company or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation and certification of votes and to facilitate a successful proxy solicitation.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at our Annual Meeting and the final voting results will be tallied by our inspector of election and published in a Current Report on Form 8-K.

Q: Who is paying for the cost of this proxy solicitation?

A: West Marine will pay all expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders.

Q: What is the deadline to propose actions for consideration or to nominate individuals to serve as Directors at the 2014 annual meeting of stockholders?

A: *Requirements for Stockholder Proposals to Be Considered for Inclusion in the company's Proxy Materials.*

We anticipate that our 2014 annual meeting of stockholders ("2014 Annual Meeting") will be held in May 2014. Any stockholders who intend to present proposals at, and who wish to have them included in the proxy statement for, the 2014 Annual Meeting must ensure that such proposals are addressed to West Marine at the address stated above and received no later than December 3, 2013. In addition, all proposals will need to comply with our Bylaws and Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which lists the requirements for the inclusion of stockholder proposals in company-sponsored proxy materials.

Requirements for Stockholder Proposals to Be Brought Before the 2014 Annual Meeting and Director Nominations.

Any stockholder proposals that a stockholder intends to present at the 2014 Annual Meeting, other than through the inclusion in the proxy materials, should be received no earlier than 90 days and no later than 120 days prior to the corresponding date on which the annual proxy statement is mailed in connection with our most recent annual meeting. Any stockholder wishing to submit a proposal at the 2014 Annual Meeting must include the information required by our Bylaws.

Q: May I request a printed copy of the Annual Report?

A: We will provide upon request and without charge to each stockholder receiving the Notice or a paper copy of the Proxy Materials a copy of our Annual Report. Copies can be obtained by writing to our Secretary.

II. DIRECTOR MATTERS

PROPOSAL #1: ELECTION OF DIRECTORS

Under the Bylaws of West Marine, Inc. ("West Marine" or the "Company"), our Board has the authority to determine the size of the Board and to fill vacancies. Currently, our Board is comprised of eight Directors who serve one-year terms and are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws.

The eight Directors named below are nominees for election this year and each is currently a Director elected by stockholders at our 2012 Annual Meeting of Stockholders ("2012 Annual Meeting"), other than Mr. Nordstrom, who was appointed by our Board on December 28, 2012, and Mr. Olsen, who is being recommended by our Board as a nominee for election at this Annual Meeting.

Our Board has no reason to believe that any nominee for Director would be unable or unwilling to serve as a Director if elected. If at the time of the Annual Meeting, or any adjournment thereof, any nominee is unable or unwilling to serve as a Director, the persons named as proxies intend to vote for such substitute nominee as may be nominated by our Nomination and Governance Committee and approved by our Board or as otherwise directed by our Board, unless directed by the stockholder to do otherwise.

DIRECTOR QUALIFICATIONS AND EXPERIENCE; DIRECTOR NOMINEES

West Marine requires its Directors to possess the experience and skills necessary to oversee the management of the Company in the interest of West Marine and its stockholders. Our Nomination and Governance Committee and our Board will consider, among other factors, the experiences, qualifications, attributes and skills of each new candidate or incumbent Director in nominating them for election at each annual meeting. For more information see "Director Nomination Process" under "Corporate Governance Framework" below.

The following chart sets forth the description of each nominee for election at our Annual meeting, including his or her biographical information, qualifications and skills considered and each nominee's current occupation, employment history, business experience, public company director positions held and information regarding involvement in certain legal or administrative proceedings, if applicable, that caused our Nomination and Governance Committee to recommend, and our Board to conclude, that each Director should serve on the Board.

Name, Years of Service & Age	Position with West Marine	Other Public Company Board / Committee Service	Experience, Qualifications and Other Information
Randolph K. Repass **Incumbent Director since:** 1968 **Age:** 69	• Chairman of the Board ("Chairman") • Does not serve on any Committees	None	**Experience** Mr. Repass served as West Marine's Chief Executive Officer, from 1968 to April 1995 and from July 1998 to November 1998, and as President, from 1968 to 1990 and from August 1993 to March 1994. **Qualifications for Board Service** Mr. Repass, as the founder of West Marine and one of its major stockholders, defines the Company and its mission statement and values. He is being re-nominated as a Director because his vision, knowledge of the industry, understanding of the business and our customers' needs, combined with his strategic insight, are invaluable in guiding our Board and management in realizing our mission, in balancing short and long term goals, and in enhancing value for all of our stockholders. **Boating Experience** Mr. Repass has an extensive boating background including sailboat racing and cruising on sail and power boats.

Name, Years of Service & Age	Position with West Marine	Other Public Company Board / Committee Service	Experience, Qualifications and Other Information
Matthew L. Hyde **Director since:** 2012 **Age**: 50	•Inside Director • Chief Executive Officer ("CEO") and President • Does not serve on any Committees	**Zumiez Inc.** • Board Member/Lead Independent Director • Member - Governance/ Nominating Committee	**Experience** Mr. Hyde has served as our CEO and President since June 19, 2012. Previously, he was the Executive Vice President of Recreational Equipment Inc. ("REI"), a retailer and online merchant of outdoor gear and equipment. Beginning his career with REI in 1986, Mr. Hyde held various positions, and most recently until joining West Marine, as their Executive Vice President, he oversaw marketing, e-commerce and direct sales, real estate, store development, retail and customer experience functions. Mr. Hyde previously led REI's online division, championing its award-winning omni-channel strategy. **Qualifications for Board Service** Mr. Hyde's specialty retail background, along with his online retail, brand-building, marketing, merchandising and operational expertise, provide valuable insight to our Company and our Board. In addition, Mr. Hyde's service on the Board of a leading multi-channel specialty retailer of action sports related apparel, footwear, equipment and accessories not only aligns well with West Marine's merchandise expansion strategy, but also provides comparative expertise for our operational plans as well as for our compensation and leadership development programs. **Boating Experience** Mr. Hyde has been boating all of his life. From fishing with his family on a wooden skiff, to kayaking, to an annual trek to Alaska to go salmon fishing, Mr. Hyde loves all things outdoors.
Dennis F. Madsen **Incumbent Director since:** 2010 **Age:** 64	• Independent Director **From 2010 - March 2013** • Member - Governance and Compensation Committee **Since March 2013** • Chair - Compensation and Leadership Development Committee	**Alaska Air Group (including subsidiaries: Alaska Airlines & Horizon Airlines)** • Board Member • Member - Compensation and Leadership Development Committee • Member - Audit Committee Member	**Experience** Mr. Madsen served as President and Chief Executive Officer from April 2000 to March 2005, of REI. Mr. Madsen also served as REI's Executive Vice President and Chief Operating Officer from 1987 to March 2000, and prior to that, held numerous positions throughout REI. **Qualifications for Board & Committee Service** Mr. Madsen is being re-nominated as a Director because, among his other qualifications, he has demonstrated proven leadership capability and knowledge of the complex operational and financial issues facing an organization such as West Marine. His experience on other public company boards and in leading a customer-service driven organization, and his knowledge of compensation and governance trends and best practices, also makes him a valuable contributor in all operational risks and strategies facing West Marine, and in executive compensation and leadership development. **Boating Experience** Mr. Madsen has spent the last 22 years sailing throughout the Pacific Northwest and Canadian waters. Recently spending five years as a live-aboard, Mr. Madsen has a keen understanding of boater needs and lifestyle.

Name, Years of Service & Age	Position with West Marine	Other Public Company Board / Committee Service	Experience, Qualifications and Other Information
Barbara L. Rambo **Incumbent Director since:** 2009 **Age:** 60	• Independent Director **From September 2008 - November 2009** • Board Consultant **From 2009 - March 2013** • Chair-Governance and Compensation Committee • Member-Audit Committee **Since March 2013** • Chair-Nomination and Governance Committee • Member - Compensation and Leadership Development Committee • Member-Audit and Finance Committee • Lead Independent Director	CURRENT **PG&E Corporation** • Board Member • Chair - Finance Committee • Member - Compensation Committee • Member - Nominating and Governance Committee **International Rectifier Corporation** • Board Member • Member - Compensation Committee • Member - Nominating and Governance Committee. PAST **From 1995-2007: Gymboree Corporation** • Board Member • Member - Audit Committee • Member - Executive Compensation Committee	**Experience** Since October 2009, Ms. Rambo has served as the Chief Executive Officer of Taconic Management Services, a management consulting and services company. Prior to joining Taconic Management Services, she was Chief Executive Officer, Vice Chair and a director of Nietech Corporation (payments technology company) during the period 2001 to 2009, and Chief Executive Officer of OpenClose Technologies (financial services technology company) during the period 2000 to 2002. Ms. Rambo previously held various executive and management positions at Bank of America, including head of national commercial banking. She has developed skills in corporate finance, capital markets, sales, strategic planning, marketing, operations and executive management. **Qualifications for Board & Committee Service** Ms. Rambo is being re-nominated as a Director because of the depth of her executive management and leadership experience with companies in the financial services and technology sectors and her experience on other public company boards. She brings a wealth of knowledge in corporate governance and risk management practices, which enables her to serve as a member of our Audit and Finance and Compensation and Leadership Development Committees, as Chair of our Nomination and Governance Committee and as our Lead Independent Director. **Boating Experience** Ms. Rambo is a sculler and sails in San Francisco and the Caribbean.
Alice M. Richter **Incumbent Director since:** 2005 **Age:** 59	• Independent Director **From January 2005 - January 2006** • Member - Audit Committee **From January 2006 - March 2013** • Chair-Audit Committee **Since March 2013** • Chair - Audit and Finance Committee • Member - Nomination and Governance Committee	**G&K Services, Inc.** • Board Member • Chair - Audit Committee	**Experience** Ms. Richter was a certified public accountant with KPMG LLP for 26 years, until her retirement in June 2001. She joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, Ms. Richter served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. **Qualifications for Board & Committee Service** Ms. Richter is being re-nominated as a Director because with her long career in public accounting and expertise in the accounting and finance areas, including a client-base in the retail industry, her experience in international operations, her service on another public company board, and her experience in reviewing internal controls, tax saving strategies, potential fraud, acquisitions and reorganizations, she possesses a keen understanding of complex financial accounting issues which provides the Board with an overall business and financial leadership perspective. In addition, Ms. Richter has vast experience in financial planning and investment and capital structure strategies, along with risk management and compliance matters, which enables her to make valuable contributions in her role as Chair of our Audit and Finance Committee. In 2012, Ms. Richter received her Board Leadership Fellow certification from the National Association of Corporate Directors. **Boating Experience** An avid water skier, Ms. Richter is never far from a boat.

Name, Years of Service & Age	Position with West Marine	Other Public Company Board / Committee Service	Experience, Qualifications and Other Information
Christiana Shi **Incumbent Director since:** 2011 **Age:** 53	• Independent Director **From 2011 - March 2013** • Member - Audit Committee **Since March 2013** • Member - Audit and Finance Committee • Member - Compensation and Leadership Development Committee	None	**Experience** Since April 2012, Ms. Shi has served as Vice President and General Manager of NIKE, Inc. Global E-Commerce. In this role, she is responsible for the performance and growth of Nike.com around the world, including merchandising, experience design, consumer services, and digital commerce technology. Prior to that, Ms. Shi was the Vice President and Chief Operating Officer of NIKE, Inc.'s global direct-to-consumer division. In this role, she was responsible for the division's global store, real estate, finance, information technology and supply chain operations. From 2000 to 2010, Ms. Shi was director and senior partner of McKinsey & Company, Inc., a global management consulting firm, and she was a principal (partner) at McKinsey from 1994 to 2000. Prior to 1994, she held numerous positions throughout McKinsey. From 1981 to 1984, Ms. Shi also held numerous positions at Merrill Lynch & Company, Inc. **Qualifications for Board & Committee Service** As Vice President and General Manager of Nike's global e-commerce business, her past roles as Chief Operating Officer of NIKE, Inc.'s direct-to-consumer division, and as a former senior partner at McKinsey & Company, Ms. Shi has a unique global perspective acquired through 20 years of work on four continents across an extensive array of consumer brands and retail operations. Further, her expertise in global retail expansion, category strategy, new concept development, store operations, inventory management, performance transformation and the direct/e-commerce business makes her well-qualified to serve on our Board and as a member of our Audit and Finance Committee and our Compensation and Leadership Development Committee. **Boating Experience** Ms. Shi is an enthusiastic sailor and boater.
James F. Nordstrom, Jr. **Incumbent Director since:** 2012 **Age:** 40	• Independent Director • Member- Compensation and Leadership Development Committee	None	**Experience** Mr. Nordstrom has been Executive Vice President and President of Nordstrom Direct for Nordstrom, Inc. since February 2005. His position supports Nordstrom.com, mobile, catalogs and fulfillment center operations. He previously served as Corporate Merchandise Manager - Children's Shoes from May 2002 to February 2005, and as a project manager for the design and implementation of Nordstrom's inventory management system from 1999 to May 2002. Mr. Nordstrom is a great-grandson of the company founder and has been employed by Nordstrom's since 1986. **Qualifications for Board & Committee Service** Mr. Nordstrom is being re-nominated to the Board because his e-commerce insights and expertise, coupled with his extensive executive and operational experience, provides us with information and advice on leadership development and compensation matters relevant to the retail industry. In addition, as one of the industry's leading spokesmen, Mr. Nordstrom's expert guidance is sought by our management and Board on omni-channel retailing as we continue to evolve and grow our business. Additionally, his senior executive status provides our Compensation and Leadership Development Committee with key insights into relevant compensation practices in the retail industry and in executive development. **Boating Experience** Mr. Nordstrom grew up boating in the San Juan Islands and British Columbia with his family, and has continued that tradition with his wife and children aboard their 36 foot sports fisher.

Name, Years of Service & Age	Position with West Marine	Other Public Company Board / Committee Service	Experience, Qualifications and Other Information
Robert D. Olsen **New Director Nominee** **Age:** 60	• If elected, anticipated appointment to Audit and Finance Committee	None	**Experience** Between 2000 and his retirement in January of 2013, Mr. Olsen worked in numerous roles at AutoZone, Inc. Most recently Mr. Olsen served as Corporate Development Officer, Customer Satisfaction. In this role, he was responsible for the Mexico and ALLDATA businesses and strategic growth initiatives that included AutoZone's store expansion into Brazil and ALLDATA's entry into Europe. He previously served as Executive Vice President, Store Operations, Commercial, Mexico and ALLDATA from 2007 to 2009, as Executive Vice President, Supply Chain, IT, Mexico and Store Development from 2005 to 2007, as Senior Vice President, Mexico and Store Development from 2001 to 2005, and as Senior Vice President, Planning and Store Development from 2000 to 2001. Prior to that, Mr. Olsen was Executive Vice President and Chief Financial Officer for Leslie's Poolmart, a specialty retailer of swimming pool supplies and accessories from 1993 to 2000. From 1990 to 1993 he served as Executive Vice President and Chief Financial Officer of Tuneup Masters, a California-based chain of quick tuneup and lube outlets. Prior to that, he held various positions at AutoZone, including the role of Senior Vice President, Finance Administration and Chief Financial Officer, and at Pepsico. **Qualifications for Board & Committee Service** Mr. Olsen is being nominated to our Board because, in addition to his broad based retail operational experience, he will bring a hard goods retailing perspective to the Board. In addition, Mr. Olsen's recent experience with compensation and management succession planning activities at AutoZone, together with his experience in team and leadership development planning, will be valuable to our Board in its focus on these areas. Additionally, Mr. Olsen's prior experience as a Chief Financial Officer makes him well qualified to serve on the Board's Audit and Finance Committee and if elected, Mr. Olsen will join Ms. Richter as our second financial expert. **Boating Experience** Mr. Olsen enjoys pleasure boating and fishing with his family and friends at his home on Pickwick Lake in Tennessee.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR"
THE ELECTION OF EACH OF THE EIGHT DIRECTOR NOMINEES NAMED ABOVE.

BOARD OF DIRECTORS AND ITS COMMITTEES

ROLE OF THE BOARD; CORPORATE GOVERANCE PRINCIPLES

In accordance with the Delaware General Corporation Law and the Company's Articles of Incorporation and Bylaws, our business affairs are managed under the direction of our Board. In this regard, our Board and our management team have long believed that good governance is important to ensure that West Marine is managed for the long-term benefit of our stockholders and have put into place good business practices designed to support this commitment and to maintain the highest level of governance. See "Governance Principles" and "Code of Ethics" sections below which describe the framework for governance of West Marine.

BOARD & COMMITTEE INDEPENDENCE

- It is the intent of our Board that a majority of its members qualify as independent Directors. Our Board has affirmatively determined (i) that six of our eight Director nominees (or 75%) qualify as independent Directors as defined by the applicable NASDAQ listing standards, SEC rules and other applicable law (ii) that each member of the Audit and Finance Committee and Mr. Olsen meet the heightened independence requirements of Section 10A(m)(3) of the Exchange Act and (iii) that Ms. Richter and, if elected, Mr. Olsen both qualify as financial experts under SEC rules.
- Our Board considers all relevant facts and circumstances related to transactions and relationships between each Director or Director nominee (and his or her immediate family and affiliates) and West Marine and its management to determine whether any such relationships or transactions would prohibit an incumbent Director or nominee from being able to exercise independent judgment in carrying out the responsibilities of a Director.
- Our Audit and Finance Committee has determined the independence of, and selected Grant Thornton to serves as, our Independent Auditors for fiscal year 2013.
- Our Compensation and Leadership Development Committee has retained a compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), that is independent of West Marine and management. FW Cook provides no services to West Marine other than consulting services provided to the Committee.

SEPARATE CEO & CHAIRMAN POSITIONS; LEAD INDEPENDENT DIRECTOR

- By policy, we separate the roles of CEO and Chairman in recognition of the differences between the two roles. Our CEO, Matthew L. Hyde, is responsible for setting our strategic direction and the day to day leadership and performance goals, while our Chairman, Randy Repass, provides guidance to the CEO, sets the agenda for Board meetings and generally presides over meetings of the full Board.
- Recognizing that Mr. Repass has a significant ownership stake in West Marine and has other relationships with the Company, he is not considered an independent Director. Accordingly, our Board has appointed the Chair of our Nomination and Governance Committee, Barbara L. Rambo, as the Board's Lead Independent Director.
- Our Lead Independent Director's authority and responsibilities include: collaborating with our Chairman and CEO on setting the agenda for Board meetings; calling, setting the agenda for, and leading the executive sessions of the independent Directors; serving as a liaison between our CEO, Chairman and/or independent Directors; being available for consultation and direct communication with our major stockholders; calling special meetings of the Board on an as-needed basis; briefing the Chairman and CEO on issues that arise in executive session meetings; and presiding over other matters as directed by the Board.

BOARD & COMMITTEE MEETING ATTENDANCE

- Each Director is expected to attend and participate in, either in person or by means of telephonic conference, all scheduled Board meetings and meetings of Committees on which such Director serves.
- During fiscal year 2012, our Board met six times, our Audit Committee met nine times and our Governance and Compensation Committee met six times; 100% of our Directors attended all Board and applicable Committee meetings as well as our 2012 Annual Meeting.

ONE-YEAR TERMS & DIRECTOR RESIGNATION POLICY BASED ON STOCKHOLDER VOTE

- Terms for all Directors are set at one year, rather than staggered.
- In lieu of a mandatory age or term limits, Board and Committee performance is evaluated annually.
- Our Bylaws contain provisions for a simple majority stockholder vote for election of our Board, for *Charter* or Bylaw amendments and for special meetings called by, and action to be taken by written consent of, stockholders.

- Our Bylaws also require that any Director nominee who does not receive the affirmative vote of a majority of the votes cast at our Annual Meeting is required to promptly submit in writing his or her irrevocable offer of resignation, subject to the Board's acceptance.

COMMITTEE STRUCTURE & CHARTERS

- Pursuant to our Bylaws, our Board established two standing committees, the Audit Committee and the Governance and Compensation Committee, which were in effect during fiscal 2012. Recognizing the increased responsibilities and time commitments necessary in connection with audit, governance, compensation and succession planning matters, at its March 14, 2013 meeting, the Board re-organized its standing Committees and established the following three Committees:
  - Audit and Finance Committee (comprised of our independent Directors who are financially literate with public audit committee experience);
  - Compensation and Leadership Development Committee (comprised of our independent Directors who are active executives and/or have other public compensation committee experience); and
  - Nomination and Governance Committee (comprised of our independent Directors who are the most seasoned West Marine Directors and who have the most public board experience).
- Unless otherwise expressly stated, references in this Proxy Statement to any Board Committee include the former and the newly-formed Committee structures.
- The Board has adopted a written *Charter* for each Committee and each updated *Charter* was approved by our Board in March 2013. The *Charters* can be accessed, free of charge, at http://www.westmarine.com under "Investor Relations" and are available in print to any stockholder who submits a written request to our Secretary.
- Each Committee meets at least quarterly.

The following table reflects the membership of each Committee for fiscal years 2012 and 2013:

Independent Director	2012 Audit Committee	2012 Governance and Compensation Committee(1)	2013 Audit and Finance Committee	2013 Nomination and Governance Committee	2013 Compensation and Leadership Development Committee
David McComas		Member		Member (2)	
Alice M. Richter	Chair		Chair	Member	
Barbara L. Rambo (3)	Member	Chair	Member	Chair	Member
Dennis F. Madsen		Member		Member	Chair
Christiana Shi	Member		Member		Member
James F. Nordstrom, Jr.		Member			Member
Robert D. Olsen			Proposed Member (if elected)		

(1) Included the nominating function.

(2) Also served as Lead Independent Director until March 14, 2013. Mr. McComas was not re-nominated for election to the Board for 2013 and will serve on the Board and this Committee in 2013 until the Annual Meeting date.

(3) Was appointed by the Board as Lead Independent Director on March 14, 2013.

PRINCIPAL FUNCTIONS OF EACH BOARD COMMITTEE

Audit and Finance Committee. As more fully described in its *Charter*, the primary responsibilities of the Audit and Finance Committee are to:

- Annually review the qualifications and performance of the Independent Auditors, including whether to retain or replace such firm (subject, if applicable, to stockholder ratification) and of our head of internal audit ("Internal Auditor"), both of whom report directly to our Committee;
- Pre-approve all audit and non-audit services (including the Independent Audit Plan) to be performed by, and all fees to be paid to, the Independent Auditors;
- Review West Marine's accounting, auditing and financial reporting processes, including annual and quarterly review of financial statements and filings made with the SEC and recommend to the Board inclusion each year of audited financial statements in the Annual Report on Form 10-K;
- Meet with management, our Independent Auditors and our Internal Auditor prior to the filing of officers' certifications with the SEC to receive and review information concerning, among other things, business and financial risks and the control environment, including significant deficiencies, if any, in the design or operation of internal control over financial reporting; and communications required from the Independent Auditors under applicable rules and standards;
- Establish clear hiring policies for employees and former employees of the Independent Auditors;

- Review and approve the Internal Audit Plan and *Internal Audit Charter* and assess the performance of the Internal Auditor annually;
- Review reports resulting from the performance of audits by the Independent Auditors and the Internal Auditor;
- Review West Marine's financial plans, capital structure, key investment objectives and strategies and review with management policies and practices covering significant financial matters;
- Meet regularly, including in separate executive sessions, with our Independent Auditors, Chief Financial Officer ("CFO"), Internal Auditor and other key management on relevant accounting, financial reporting and risk management, including compliance with laws and regulations;
- Assess the adequacy of the Committee's performance, annually;
- Assess the adequacy of the Committee's *Charter* annually;
- Assess the independence of, and retain and oversee, the work of other consultants and advisors as it may deem appropriate and approve related fees and other retention terms; and
- Prepare the Committee report for inclusion in the annual proxy statement.

Compensation and Leadership Development Committee. As more fully described in its *Charter*, the primary responsibilities of the Compensation and Leadership Development Committee are to:

- Set performance goals and objectives relevant for our compensation programs. See "Compensation Discussion and Analysis" "Executive Summary" and "Executive Compensation Philosophy & Principles."
- Annually review and approve the compensation of our NEOs and other members of our senior management (collectively, with the NEOs, "Executives") and assess our CEO's performance in light of established goals;
- Approve any benefit and/or severance, retirement or deferred compensation plans and other perquisites offered to our NEOs and other eligible employees (who we refer to as our "associates");
- Approve the West Marine, Inc. *Omnibus Equity Incentive Plan* ("*Equity Incentive Plan*") and the West Marine, Inc. *Associates Stock Buying Plan* ("*Stock Buying Plan*") and grant equity awards permitted thereunder;
- Approve the *Stock Ownership Policy* for our Directors, and Executives at the Sr. Vice Presidential level and above;
- Recommend Director compensation and benefits policies;
- Develop and/or approve leadership development and succession plans, initiatives and programs;
- Assess the adequacy of the Committee's performance, annually;
- Assess the adequacy of the Committee's *Charter* annually;
- Assess the independence of, retain and oversee the work of consultants and advisors as it may deem appropriate and approve related fees and other retention terms; and
- Prepare the Committee report required for the annual proxy statement.

Nomination and Governance Committee. As more fully described in its *Charter*, the primary responsibilities of the Nomination and Governance Committee are to:

- Evaluate the nature, structure and composition of the Board and its Committees;
- Recommend individuals for nomination as members of the Board and its Committees;
- Make recommendations to the Board regarding membership and the appointment of Committee Chairs, Chairman of the Board and Lead Independent Director;
- Recommend to the Board revisions to the Company's *Governance Principles, Code of Ethics,* Committee *Charters* and other policies and practices of the Company in the area of corporate governance;
- Establish guidelines and procedures for evaluating new Director nominees;
- Produce and provide to the Board an annual performance evaluation of the Board and each of its Committees;
- Assess the adequacy of the Committee's *Charter* annually; and
- Retain and oversee the work of consultants and advisors as it may deem appropriate and approve related fees and other retention terms.

OTHER GOVERNANCE PRACTICES

- Directors must submit a letter of resignation upon a job change;
- Members of our Board may not serve as directors for more than four public companies;
- Our CEO may not serve as a director for more than one other public company;
- Our organizational documents do not contain "poison pill" provisions;
- We offer no pension plans or other retirement benefits for Directors;
- We provide a new Director orientation program which outlines the role and responsibilities of the Board, provides an overview of West Marine's operations, and provides Directors with opportunities to meet with our management team; and
- A number of our Directors attend continuing education programs.

DIRECTOR NOMINATION GUIDELINES & PROCESS

In recommending Director nominees, our Nomination and Governance Committee has developed certain general and specific guidelines to assist in developing a Board and Committees that are comprised of experienced and seasoned advisors. Generally, each Director should: be an individual of high character and integrity in their personal and professional life; have experience that is of particular relevance to the Company; be committed to overseeing and fostering sound, long-term growth and has previously demonstrated the exercise of good business judgment; and have the ability and willingness to devote the necessary amount of time to the affairs of the Company. Our Committee also evaluates candidates based on specific criteria including, without limitation, a Director's experience with businesses and other organizations of comparable size and industry sector, the interplay of the candidate's experience with the experience of other Board members, financial literacy, boating experience and special talents or personal attributes, which would make the candidate a desirable addition to the Board and any Committee. As well, the candidate's independence, skills, expertise and corporate experience, the current composition of our Board, the balance of management and independent Directors and the needs for any Committee expertise are considered. Although our Committee does not have a formal diversity policy, it believes that diversity (including factors such as race, ethnicity, gender, age and geographic orientation, as well as diversity of opinions, perspectives, and professional and personal experience) is an important factor in determining the composition of the Board. Our current Director demographic composition includes three women, Messes. Richter, Rambo and Shi, all of whom bring gender diversity to our Board along with their business experience and expertise.

When evaluating a current Director for re-nomination, the Board also will consider, among other factors, the length of service, attendance, preparedness, participation and candor of the individual, as well as the individual's recent service as a Director in light of the above-mentioned criteria.

Various potential candidates for Director may come to the attention of our Nomination and Governance through current Board members, professional search firms, our associates, stockholders or other industry sources. Candidates are evaluated at regular or special Committee meetings and may be considered at any time during the year. No third party search firms were used in connection with any director nominations and, therefore, no fees were paid.

DIRECTOR NOMINATION PROCESS & PROCEDURES

As to each candidate that our Nomination and Governance Committee believes merits consideration, the Committee will: gather information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the proxy statement under the SEC rules, and any relationship between the candidate and the person or persons recommending the candidate; determine if the candidate satisfies the qualifications set forth above; conduct interviews with the candidate and Board members and, as deemed appropriate, with our Executives; and conduct reference and background checks and review independence questionnaires completed by the candidate to ensure that he/she meets the requirements to be an independent Director for service on the Board or any of its Committees and that the candidate's positions do not conflict in any material way with West Marine's business.

Following the completion of this evaluation and interview process, our Nomination and Governance Committee, after consultation with our Chairman, will then meet to evaluate and finalize the Committee's list of recommended candidates for the Board's consideration, and our Board determines the nominees after considering such recommendation.

ELECTION AT ANNUAL MEETING

Our Bylaws permit our Board to change its size and to appoint Directors between annual stockholder meetings. In this regard, following the criteria and process outlined above, our CEO identified and our Nomination and Governance Committee recommended the appointment of Mr. Nordstrom to our Board in 2012. Mr. Olsen was recommended by his former employer to our Nomination and Governance Committee and he is being recommended to stockholders as a new Director nominee.

Our Committee uses the same process to evaluate whether to re-nominate incumbent directors who, along with new nominees, must stand for re-election by our stockholders at each annual meeting.

STOCKHOLDERS PROPOSALS

Our Nomination and Governance Committee also will consider qualified nominees recommended by stockholders who may submit recommendations to our Secretary at West Marine, Inc., 500 Westridge Drive, Watsonville, CA 95076.

Nominees for Director who are recommended by our stockholders will be evaluated in the same manner as any other nominee for Director. To date, no stockholder who is not also a Director, or any group of stockholders owning more than 5% of West Marine's common stock for at least one year, have put forth any Director nominees or other stockholder proposals.

Stockholder recommendations should include the following information: The name, age, residence, personal address and business address of the stockholder who intends to make the nomination and of the person(s) to be nominated; the principal occupation or employment, the name, type of business and address of the organization in which such employment is carried on of each proposed nominee and of the stockholder who intends to make the nomination; a representation that the stockholder is a holder of record of our stock, including the number of shares held and the period of holding; a description of all arrangements or understandings between the stockholder and the recommended nominee; such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated under the Exchange Act; and the consent of the recommended nominee to serve as a Director if so elected. Our Nomination and Governance Committee may require that the proposed nominee furnish the Committee with other information as it may reasonably request to assist it in determining the eligibility of the proposed nominee to serve as a Director.

To submit a recommendation for Director for an upcoming annual stockholder meeting, it is necessary that a proposing stockholder notify us and provide the information set forth previously within the time period and in compliance with the notice, information and consent provisions contained in Article II, Sections 6 and 7 of our Bylaws as summarized above. See also under the "General Information - Q&A: What is the deadline to propose actions for consideration or to nominate individuals to serve as Directors at the 2014 annual meeting of stockholders?" Our Secretary will send a copy of the Bylaws to any interested stockholder who requests them.

RISK MANAGEMENT OVERSIGHT

We are subject to a variety of risks, which generally include any undesired event or outcome that could affect our ability to achieve our strategic objectives or adversely impact our business, operations or financial condition. Some risks can be readily perceived and even quantified, while others are unexpected or unforeseeable.

Recognizing that it is neither possible nor prudent to eliminate all risk, we have a comprehensive, structured approach to evaluating risks, which are are identified, assessed, prioritized and managed at all levels within the Company through an enterprise risk management process. Under this framework, management is responsible for assessing our risk tolerance and managing exposure to risks and our Board and its Committees oversee and review certain aspects of our risk management efforts throughout the year, particularly when reviewing operating and strategic plans and when considering specific actions for approval. We believe the division of risk management responsibilities described below is an effective approach for addressing the risks facing West Marine.

Management

- Periodically performs an enterprise risk assessment designed to assist in the identification, assessment and monitoring of high risk areas, including, without limitation, strategic, financial, operating and regulatory compliance risks, and to share information and efforts to mitigate these risks;
- Formed several steering committees/advisory boards, including a real estate steering committee to monitor our real estate optimization strategy and an information technology advisory board to oversee our overall IT strategy, which includes capital expenditures and capital project management; and
- Established a number of other policies including a *Delegation of Authority Policy* and a *Contract Review and Signing Authority Policy*, which provide proper levels of review and control of expenditures designed to safeguard assets, to minimize risks and to ensure the appropriate segregation of duties.

Full Board

- Provides risk oversight by reviewing our strategic business plans, which includes evaluating the objectives of and risks associated with these plans and their potential impact (e.g., competitive, industry, economic, financial and other operating risks); and
- Reviews other significant risks, such as pending or threatened litigation, business development risks, succession planning and overall policies and practices for enterprise risk management.

Audit and Finance Committee

- Reviews financial risk exposures, including credit and liquidity risks;
- Discusses with management, our Internal Auditor and our Independent Auditors our policies with respect to risk assessment and risk management, including the risk of fraud, our financial statements, our certification process for periodic reports and the adequacy and effectiveness of our internal control over financial reporting;
- Monitors risk related to our internal accounting staff, our Internal Auditor and our Independent Auditors;
- Meets periodically with management to review our major financial exposures and the steps management has taken to monitor and control such exposures;
- Reviews and approves related party transactions; and
- Monitors our compliance and ethics programs, including administration of our *Whistleblower Policy and Procedures*.

Nomination and Governance Committee

- Manages risks associated with corporate governance, including risks associated with Board leadership, independence and effectiveness; and
- Monitors compliance with our *Code of Ethics* and *Governance Principles*, including risks associated with potential conflicts of interest affecting our Directors and Executives.

Compensation and Leadership Development Committee

- Monitors risks arising from our compensation policies and programs, including incentive compensation; and
- Oversees risks related to Executive recruitment, assessment, development, retention and succession planning programs to ensure that we attract and retain a pool of qualified associates to accommodate future growth.

STOCKHOLDER COMMUNICATIONS

STOCKHOLDER ENGAGEMENT

Because our stockholders are key participants in the governance of our Company, we continually seek to expand our outreach efforts to better understand our stockholders' views and concerns about our strategic direction, financial performance and key governance matters. We provide multiple avenues for our stockholders to communicate with our Executives and our Board.

- In 2012, our stockholder outreach efforts included active dialog with investors and proxy advisory firms on corporate governance issues.
- We continued our "Say-on-Pay" vote for a second year and the results reflect stockholder approval of our Executive Compensation programs. For more information on last year's voting results see "Executive Compensation - Proposal #3: Advisory Vote on the Compensation of our NEOs."
- We issue annual guidance and host quarterly earnings calls to discuss our results of operations and progress made on our strategic growth initiatives.
- We maintain a Corporate Governance section on our website that provides current information, such as our governance policies and practices, a link to real time filings with the SEC and the ability for investors and other interested parties to receive automatic email notification of all such filings.

STOCKHOLDER COMMUNICATION POLICY & PROCESS

West Marine has developed the following policy statements: *Internal Process for Handling Communications to Directors (Non-Audit and Finance Committee)* and *Internal Process for Handling Communications to the Audit and Finance Committee.* These policy statements describe West Marine's process for collecting, organizing and relaying communications from its associates, stockholders and other interested parties to members of the Board or members of the Board's standing Committees. A copy of each director communication policy statement is available on our website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to our Secretary.

Our Secretary will summarize all correspondence, if any, directed to our Board and forward summaries to the Board if and when such correspondence is received (Directors may, at any time, request copies of any such correspondence); communications may be addressed to the attention of the Board, a standing Committee of the Board, or any individual member of the Board or a Committee; communication that is primarily commercial in nature or relates to an improper or irrelevant topic may be filtered out and disregarded (without providing a copy to the Directors or advising them of the communication), or may otherwise be handled in the Secretary's discretion; and our Secretary may handle routine business communications and will provide a copy of the original communication to our Chairman (or to our Lead Independent Director, or to the Chair of the appropriate Committee) and advise such Director of any action taken. Communications can be sent by e-mail to the Board at bod@westmarine.com or by writing to our Secretary at: West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

GOVERNANCE PRINCIPLES & CODE OF ETHICS

Our *Governance Principles* provide the framework for corporate governance matters and cover areas such as Director responsibilities and qualifications, management leadership and succession, and Board access to management. Our *Governance Principles* are reviewed at least annually by our Board to assess the adequacy of its provisions and compliance with regulations. Management and the Board periodically review our governance policies and practices, monitoring changes in the law and developments in this area by various authorities active in governance.

Our *Code of Ethics* (also known as *Living Our Values*) applies to all of our Directors and associates, including our Senior Financial Officers (which covers our CEO, CFO, Controller, Assistant Controller and other associates performing similar functions) and includes provisions regarding proper business conduct and ethics ranging from restrictions on gifts, compliance with applicable law and avoidance of conflicts of interest. We intend to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the *Code of Ethics* for Directors or NEOs. To date no such disclosures have been made.

Our *Governance Principles* and *Code of Ethics* are available, free of charge, on our website at http://www.westmarine.com under "Investor Relations" and are available in print to any stockholder who submits a written request to our Secretary.

NO COMPENSATION COMMITTEE INTERLOCKS

During our 2012 fiscal year, no member of the Governance and Compensation Committee was, and currently no member of the Compensation and Leadership Development Committee is, an employee, officer or former officer of West Marine or any of its subsidiaries, and no Executive served on the board of directors or compensation committee of any entity that includes one or more Directors, or on a compensation committee of any entity that has one or more executive officers that serve as a member of West Marine's Board.

OTHER GOVERNANCE POLICIES & PRACTICES

- Our *Insider Trading Policy:*
  - Prohibits all associates, including our NEOs and members of our Board, from engaging in any hedging transactions with respect to West Marine equity securities, which includes the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of such equity securities;
  - Prohibits all of our associates, including our NEOs and members of our Board, from pledging or using as collateral West Marine securities in order to secure personal loans or other obligations, which includes holding shares of our common stock in a margin account; and
  - Establishes trade pre-clearance requirements for Directors, Executives and other key associates, and procedures for compliance with the reporting requirements of the SEC.
- Our disclosure committee, comprised of certain Executives and other management-level associates, assists our CEO and our CFO in the design, development, implementation and maintenance of our internal control over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC is recorded, processed, summarized and reported accurately and on a timely basis.
- Our *West Marine Information Disclosure Policy-Investment Community*, which is posted on our website, is designed to ensure the fair and timely public disclosure of material information about West Marine in compliance with Regulation FD.

TRANSACTIONS WITH RELATED PARTIES

Related Party Transaction Review Policy

Our Board recognizes that related party transactions may create the appearance that decisions are based on considerations other than the best interests of West Marine and its stockholders. However, our Board also recognizes that there are situations where a transaction with a related party is appropriate or even necessary, particularly if we would be able to obtain products or services of a nature, quality or quantity on terms that are not readily available from other sources. In order to ensure that the best interests of West Marine and its stockholders are considered prior to entering into transactions between West Marine and any Director, Director nominee, NEO, greater than five (5%) percent beneficial owner of our common stock or any of their respective immediate family members or affiliates, our Board has adopted a written policy requiring our Audit and Finance Committee to review and pre-approve each such related party transaction, including every new or modified transaction, without regard to a dollar threshold. The policy also requires our Audit and Finance Committee to annually review and assess ongoing transactions to ensure that they remain in compliance with policy guidelines.

In addition, our Audit and Finance Committee Chair has been delegated authority to pre-approve, on an interim basis, a related party transaction if it is not practicable to wait until the next scheduled meeting. Any interim approval taken by the Audit and Finance Committee Chair must be reported and ratified by the full Audit and Finance Committee (or the Board) at the next scheduled meeting.

In reviewing related party transactions under the policy, our Audit and Finance Committee considers all material information relevant to the transaction, including:

- The nature and business purpose of the transaction, including its potential benefits to West Marine;
- Whether the transaction is proposed to be (or was) entered into on terms no less favorable to West Marine than terms that could have been reached with an unrelated third party;
- The material terms of the transaction, such as the financial interest to, and the impact on, the related party involved, including impact on independence, if the related party is a Director;
- The results of market comparables and/or independent appraisals of the value of the property or services which are subject of the related party transaction; and
- The availability of other sources for comparable products or services.

All of the transactions, including lease renewals, described below were reviewed and approved by the former Audit Committee in accordance with the policy described above.

Related Party Transactions

At the end of fiscal 2012, there were three related party transactions, and all were real estate leases between West Marine and entities in which our founder and Chairman of the Board, Randolph K. Repass, together with certain members of his family, own substantially all of the interests. One of these leases is for our corporate headquarters (which we call our Support Center) and adjacent warehouse space located in Watsonville, California, and the remaining are for two (2) out of our three hundred (300) retail stores. One store is located in Santa Cruz, California, and the other is in Braintree, Massachusetts. The Santa Cruz store and the Watsonville Support Center/warehouse leases have been in effect since 1982 and 1988, respectively (i.e., soon after West Marine was founded and before it went public) and the Braintree, Massachusetts lease has been in effect since 1996. These all have fixed terms and were negotiated at arms' length by independent representatives for each party after assessing market data for comparable properties at the time the leases were entered into.

We did not enter into any new related party transactions in 2012, and there are no related party transactions with any other current Director, any Director nominee, any NEO or any other 5% beneficial owners.

Additionally, in the last few years, we have been unwinding related party lease transactions with Mr. Repass and his family members where and when appropriate. For example, in 2011, we terminated our store lease in Palo Alto, California, and in June of 2012, we elected to not renew a lease for our New Bedford, Massachusetts, store. Instead, we relocated these stores to neighboring areas and entered into leases with unrelated parties. As a result the aggregate net amounts paid to related parties during each of the fiscal years 2012, 2011 and 2010, respectively were $1.8 million, $1.8 million, and $1.9 million.

In addition, when options to extend existing leases are triggered, we engage third party brokers and appraisers to examine market conditions and comparable properties, taking into account location, foot traffic, proximity of competitors, composition of co-tenants, age and condition of the property, rental rates and other relevant factors, including relocation costs and impact on associates, to assist management in determining whether to renew or renegotiate the existing lease or to relocate our support center, the adjacent warehouse storage space or the retail store. Our Watsonville Support Center lease was renegotiated in 2009, our Santa Cruz store lease was up for renewal in 2010, and our Braintree lease was up for renewal in 2012. During 2009 and 2010, the real estate market was soft, and in all three cases, we engaged third party appraisers to conduct market studies for each location considering the factors outlined above.

Only one other suitable property was identified in 2009 for our Support Center and, although the alternate property was of newer construction, its size exceeded our needs and would have resulted in a higher rental rate than our existing headquarters. In addition, other factors, such as potential loss of key personnel, disruption of business operations and costs associated with the move weighed against relocation. Accordingly, in 2009, although under no compulsion to do so because the lease was not up for renewal, Mr. Repass nonetheless agreed to a rent reduction, the terms of which were negotiated at arms' length between Mr. Repass' and West Marine's independent brokers. Then, in July 2011, a lease amendment was signed that reduced the amount of Watsonville, California, Support Center storage space we lease. The Amendment also extended the warehouse space lease term from November 2011 to October 2016, which makes that lease coterminous with the adjacent Support Center lease. The rent reduction was not material, but the amendment met our primary objective of aligning the warehouse space lease term with that of our Support Center.

In 2010, our third party brokers determined that comparable store locations in the Santa Cruz area would have rents approximately 11% higher than the renewal rate under the related party lease. Given the store's location near the Santa Cruz harbor, the lower relative rental rate and the fact that we had invested in leasehold improvements to convert the store to solar energy, we renewed the Santa Cruz store lease in December 2010.

Finally, our Braintree, Massachusetts, lease was set to expire in December 2012 and in anticipation of the lease termination date, we reviewed other locations in the market, with an optimal size of between 13,000 to 15,000 square feet. We were unable to identify an alternative location that met our requirements and, given the positive financial performance of the store, a new center in the vicinity scheduled to open in two years, and no other viable options currently available in the market, we determined that the best course of action was to renew the current Braintree lease for two years. In that way, the Braintree lease will expire when the new center is scheduled to open, thus allowing us to relocate the store to the new center. The new center will be owned and operated by an unrelated party.

The following illustrates our current lease terms versus comparable properties:

Lease Location	Lease Amendment Date	Expiration	Comparable Property - Avg. Rental Rate %	Approximate Net Savings to West Marine
Watsonville Support Center	2009	2016	30% higher	$1.3 million
Adjacent Warehouse	2011	2016		
Santa Cruz Retail Store	2010	2015	11% higher	$0.1 million
Braintree Retail Store	2012	2014	No suitable locations in the area	N/A

IV. AUDIT AND FINANCE COMMITTEE MATTERS

PROPOSAL #2: SELECTION OF OUR INDEPENDENT AUDITORS

Our Audit and Finance Committee has selected Grant Thornton LLP as the Independent Auditors for our 2013 fiscal year. Grant Thornton also served as our Independent Auditors for fiscal 2012.

Although stockholder ratification of the Audit and Finance Committee's action in this respect is not required, our Board considers the selection of the Independent Auditors to be an important matter of stockholder concern and as a matter of good governance practice and therefore is submitting the selection of Grant Thornton for stockholder ratification, subject to the review, oversight and discretion of our Audit and Finance Committee. Such ratification shall be effective upon receiving the affirmative vote of the holders of a majority of the votes cast at our Annual Meeting. If our stockholders do not ratify the selection of Grant Thornton, the engagement of Independent Auditors will be reevaluated by our Audit and Finance Committee.

A representative of Grant Thornton will be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative so desires, and will be available to respond to appropriate questions.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE RATIFICATION OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS.**

OTHER AUDIT AND FINANCE COMMITTEE MATTERS

FEES PAID TO OUR INDEPENDENT AUDITORS

The following table summarizes the fees of Grant Thornton billed to us for our last two fiscal years.

(in thousands)	Fiscal Year 2012	Fiscal Year 2011
Audit Fees	$ 650	$ 638
Audit-Related Fees (1)	14	18
Tax Fees (2)	7	5
All Other Fees	—	—

(1) Includes fees primarily related to statutory audits.

(2) Includes fees for tax advice and tax return assistance.

Our Audit and Finance Committee considered whether the provision of the services covered under the captions "Audit-Related Fees" and "Tax Fees" above is compatible with maintaining Grant Thornton's independence, and no services were rendered pursuant to the pre-approval exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRE-APPROVAL OF INDEPENDENT AUDITOR SERVICES

Pursuant to our *Policy for Pre-Approval of Independent Auditor Audit and Non-Audit Services* adopted by our Audit and Finance Committee:

- We may engage our Independent Auditors to provide audit and permissible non-audit services that have been pre-approved by our Committee with monetary limits on each service, before the services are rendered, except that no services may be provided to West Marine or any of its subsidiaries which would cause the SEC or the NASDAQ Stock Market to no longer consider our Independent Auditors to be independent or if such engagement would otherwise cause West Marine or any of its subsidiaries to violate any other applicable laws, regulations or policies.
- Our Audit and Finance Committee has designated our CFO to monitor the performance of all services provided by our Independent Auditors and to determine whether such services are in compliance with the policy. Our CFO will report promptly to our Audit and Finance Committee Chair any non-compliance (or attempted non-compliance) with this policy of which our CFO becomes aware.
- Before approving any services, our Committee considers the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit fees paid to the Independent Auditor to ensure that they are not excessive.
- Ms. Richter has been delegated the authority, as necessary and appropriate between regularly scheduled Audit and Finance Committee meetings to pre-approve additional services or increases in previously approved monetary limits for such services, provided that such services would not impair the independence of our Independent Auditors, that fees relative to such services do not exceed $50,000 per project and that Ms. Richter report any such interim approvals at the next regularly scheduled meeting.

WHISTLEBLOWER POLICY AND PROCEDURES

Our Audit and Finance Committee also has approved a *Whistleblower Policy and Procedures* relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of Company policies, violation of laws and other matters pertaining to fraud against stockholders. This policy was last reviewed in December 2012. It provides details for reporting such concerns or violations to a number of internal resources, including our General Counsel or our Internal Auditor, or directly to any regulatory agency having jurisdiction over the reported concern or anonymously through our "Network Hotline" operated by a third party (by calling 1-800-241-5689) and the procedures through which any such reporting is forwarded to the Audit and Finance Committee. The policy prohibits any retaliation for any complaints reported in good faith. At each Audit and Finance Committee meeting, our Secretary presents a summary of all communications received directly or anonymously since the last Committee meeting, including how the matter was handled. The Secretary will make those communications available to any Director on request.

A copy of our *Audit and Finance Committee Charter*, our *Whistleblower Policy and Procedures*, our *Audit and Finance Committee Complaint Process* and our *Director Complaint Communication Process* are available, free of charge, on West Marine's website at *http://www.westmarine.com/* under "Investor Relations," or a printed copy of each of these policies can be obtained by writing to our Secretary.

AUDIT AND FINANCE COMMITTEE REPORT

Management is responsible for the financial reporting process, including the system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). Our Independent Auditors are responsible for auditing these financial statements and expressing an opinion as to their conformity to GAAP. Our Audit and Finance Committee's responsibility is to monitor and review these processes, acting in an oversight capacity, and our Committee does not certify the financial statements or guarantee the Independent Auditors' report. Our Committee relies, without independent verification, on the information provided to it, including representations made by management and the Independent Auditors, including its audit report.

In connection with the financial statements for the fiscal year ended December 29, 2012, the Audit and Finance Committee: (i) reviewed and discussed with management, our Internal Auditor and Grant Thornton, the audited consolidated financial statements; (ii) discussed with Grant Thornton the matters required by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding the Independent Auditors' communications with the Audit and Finance Committee concerning independence, and discussed such matters with Grant Thornton, including their independence and the compatibility of non-audit services with such independence.

Based on these reviews and discussions, the Audit and Finance Committee recommended to the Board of Directors that the audited consolidated financial statements be included in West Marine's Annual Report on Form 10-K for the year ended December 29, 2012, as filed with the SEC on March 7, 2012.

The Audit and Finance Committee has selected and approved the engagement of Grant Thornton as West Marine's Independent Auditors for fiscal year 2013.

April 2, 2013

Audit and Finance Committee

Alice M. Richter, Chair
Barbara L. Rambo
Christiana Shi

The Audit and Finance Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that West Marine specifically incorporates such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

V. EXECUTIVE COMPENSATION

OUR NAMED EXECUTIVE OFFICERS

As of the end of our 2012 fiscal year, our NEOs were:

- Matthew Hyde, our Chief Executive Officer and President (effective as of June 19, 2012);
- Thomas R. Moran, our Chief Financial Officer and Senior Vice President - Finance;
- Bruce Edwards, our Executive Vice President of Stores, Port Supply and Direct-to-Consumer; and
- Ronald Japinga, our Executive Vice President of Merchandising, Replenishment and Logistics.

The chart below includes additional information about our non-director NEOs and the section entitled "Director Matters - Director Qualifications and Experience; Director Nominees" contains information related to Mr. Hyde who also is an incumbent Director and Director nominee at this Annual Meeting.

No family relationships exist among any of our Directors or NEOs. For purposes of the compensation tables and related narrative disclosure on pages 32 of this Proxy Statement and in certain other places where the context requires, NEOs include Geoffrey A. Eisenberg, our former CEO.

Name & Age	Position Held & Hire Date	Work Experience and Other Information
Thomas R. Moran **Age:** 52	**Position:** Chief Financial Officer, Senior Vice President and Assistant Secretary **Hired:** 2007	**Work Experience** In his role as Chief Financial Officer, Mr. Moran oversees all of West Marine's financial activities including all accounting functions, preparation of financial statements, monitoring expenditures and liquidity, managing investment and taxation issues and recommending capital structure of the business. Previous to joining West Marine in 1997, Mr. Moran served as the Chief Financial Officer of the Wearguard-Crest Division of ARAMARK Corporation, ARAMARK's work apparel and uniform division, from June 2004 until January 2007. Prior to joining ARAMARK, Mr. Moran was a Director of Finance of Limited Brands, Inc. from 2000 to 2004 and was the Director of Planning for CarMax Auto Superstores from 1995 to 2000. **Boating Experience** Mr. Moran and his wife have many years of power-boating experience and enjoy California's year-round boating season and exploring the sights of the Monterey Bay area.
Bruce Edwards **Age:** 50	**Position:** Executive Vice President of Stores, Port Supply and Direct-to-Consumer **Hired:** 1986	**Work Experience** Mr. Edwards is responsible for the sales and operations of our 300 stores, Port Supply wholesale division and Direct-to-Consumer division (i.e., retail ecommerce website operations, direct mail, catalogs and virtual call center operations). He joined West Marine in December 1986, and prior to his promotion to Executive Vice President in May 2007, he held the positions of Executive Vice President of Stores and Port Supply, Senior Vice President of Stores, Vice President of Retail Operations, Regional Vice President, Director of Store Operations and District Manager for West Marine. **Boating Experience** Mr. Edwards has been actively involved in the marine industry for more than 20 years, and has been a lifelong boater, racing sailboats competitively for over 30 years.
Ronald Japinga **Age:** 50	**Position:** Executive Vice President of Merchandising, Replenishment and Logistics **Hired:** 2006	**Work Experience** Mr. Japinga oversees all of West Marine's merchandising and supply chain activities, including product procurement, development, replenishment and transportation. Prior to Mr. Japinga's promotion in June 2007 to his current role, he had served as our Senior Vice President of Merchandising. Previously, Mr. Japinga served as Vice President/Divisional Merchandise Manager of Kohl's Department Stores from 2001 until he joined West Marine in February 2006. Prior to joining Kohl's, he held several positions with Duty Free Shops Group Limited from 1997 to 2001, including Vice President/Divisional Merchandise Manager/Director of Stores, Vice President/General Merchandise Manager/Visual and Divisional Merchandise Manager. Prior to that, Mr. Japinga served as President of a start-up specialty apparel store, Wish Superstore, from 1996 to 1997, served as Vice President/Divisional Merchandise Manager for Federated Department Stores from 1991 to 1996 and was a Buyer for Macy's Department Stores prior to 1991. **Boating Experience** Mr. Japinga has been an avid boater since his youth and enjoys taking his powerboat out on the weekends with his wife and children for fishing, waterskiing and basic pleasure boating.

PROPOSAL #3: ADVISORY VOTE ON THE COMPENSATION OF OUR NEOs

At our 2012 Annual Meeting, we held our second stockholder Say-on-Pay vote. A significant majority of our stockholders approved the compensation of our NEOs, with 84.2% of shares present and eligible to be voted cast in favor of our Say-on-Pay resolution. The 84.2% includes broker non-votes and abstentions which counted as a vote "against" the proposal as required under our then current Bylaws. Excluding these broker non-votes and abstentions, our stockholder Say-on-Pay vote increased to 99.4%. In December 2012, we amended our Bylaws to align with the practices of most other public companies which exclude abstentions and broker non-votes as affirmative votes cast for any proposal.

We are asking our stockholders to approve, on an advisory basis, the compensation of our NEOs as reported in this Proxy Statement. We urge you to read the Compensation Discussion and Analysis ("CD&A") below, which describes in more detail how our policies and procedures related to the compensation of our Executives ("Executive Compensation") operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative appearing elsewhere in this Proxy Statement, which provide detailed information on the compensation of our NEOs.We believe our Executive Compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively aligning the interests of our Executives to dedicate them fully to value creation for our stockholders.

THE BOARD STRONGLY ENDORSES THE COMPANY'S EXECUTIVE COMPENSATION PROGRAM AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE FOLLOWING RESOLUTION:

"RESOLVED, that the stockholders hereby approve, on an advisory basis, the compensation paid to West Marine Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure contained in this proxy statement."

Because your vote is advisory, it will not be binding on our Board. However, our Board and its Compensation and Leadership Development Committee value the opinions of our stockholders and will continue to consider voting results when making future decisions regarding our Executive Compensation program.

After consideration of the vote of stockholders at our 2012 Annual Meeting and consistent with our Board's recommendation, our Board has determined to hold an advisory vote on the approval of Executive Compensation on an annual basis until the next advisory vote on frequency occurs. An advisory vote on frequency of stockholder advisory votes on Executive Compensation is required to be held at least once every six years. Accordingly, the next advisory vote on Executive Compensation will be held at our 2016 annual meeting of stockholders.

In this CD&A section of our Proxy Statement, we focus on our Executives and describe our Executive Compensation philosophy and program, as well as the compensation decisions we have made under our program.

This CD&A begins with an "Executive Summary" that provides the highlights of our business performance, our Executive Compensation structure, and the relationship between the two. This section also summarizes key actions taken by our Governance and Compensation Committee in 2012 and some proposed by its successor Committee, the Compensation and Leadership Development Committee, for 2013.

It is important to read this CD&A in conjunction with the narrative descriptions and detailed tables beginning on page 32 of this Proxy Statement.

A. EXECUTIVE SUMMARY

Company Overview and Summary of 2012 Business Results

West Marine is the largest specialty retailer of boating supplies and accessories with 2012 net revenues of $675.3 million. We offer a broad assortment of core merchandise for boats, including maintenance items, sailboat hardware, electrical parts and boating safety products. We also offer a wide variety of merchandise for people who enjoy recreational activities on or around the water, such as, apparel, footwear, clothing accessories, fishing products, cabin and galley items and paddle sports equipment. We strive to meet the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of omni-channel shopping.

2012 Financial Performance:

- Pre-tax income for the full year increased by 14.6% over the prior year;
- Twelve consecutive quarters of year-over-year growth in net revenues and comparable store sales;
- Strong balance sheet and liquidity;
- Debt free, with over $56 million in cash at year-end;
- Approximately $92 million in available borrowings at year-end;
- Continued strength in our stores, driven by our key strategies of adding larger store formats, targeted expansions of our merchandise assortments, and pursuit of more Port Supply wholesale business through our store locations; and
- Continued growth in our Direct-to-Consumer division (i.e., our domestic and international e-Commerce, direct mail and call center businesses).

The following table sets forth the key performance metrics in fiscal 2012 relative to performance in fiscal 2011.

Key Financial Performance Measures ($ in millions, except per share data and ROIC)	2012	2011	% Change
Net sales	$ 675.3	$ 643.4	4.9
Gross profit	$ 198.1	$ 185.0	7.1
Pre-bonus, pre-tax profit	$ 30.0	$ 25.1	19.7
Pre-tax income	$ 24.3	$ 21.2	14.6
Non-GAAP adjusted net income (1)	$ 15.5	$ 13.5	14.6
Non-GAAP adjusted net income per share (diluted) (1)	$ 0.65	$ 0.58	12.4
Total assets	$ 354.3	$ 335.7	5.5
Non-GAAP Return on Invested Capital (ROIC) (2)	7.9%	7.6%	

(1) 2011 net Income has been adjusted to exclude the large tax benefit recorded during the second quarter of 2011. Adjusted net income removes income tax expense (benefit) as reported and applies our 2012 effective tax rate of 44.6% and 36.2% to fiscal fourth quarter 2011 and fiscal 2011 pre-tax income, respectively.

(2) ROIC is defined as adjusted net income divided by average total capital. Net income is adjusted to normalize our income tax rate and to exclude interest and fixed rent expense as well as any one-time or unusual items, such as impairment charges and gains or losses on the sale of assets. The exclusions from net income are calculated on an after-tax basis. Total capital is calculated by adding total debt, operating leases capitalized at eight times annual rent expense and total stockholders' equity, minus cash and cash equivalents.

Our Executive Compensation program supported the achievement of these improved financial results, and, as further described below, the results exceeded our 2012 pre-bonus, pre-tax profit and sales thresholds. We continue to believe that our Executive Compensation program remains appropriate and effective in motivating and rewarding behaviors that create long-term stockholder value.

Executive Compensation Philosophy & Principles.

The philosophy underlying our Executive Compensation program is to:

- Maintain a performance-based and risk appropriate compensation package that aligns with long-term stockholder values;
- Provide a competitive level of total compensation necessary to attract and retain talented and experienced Executives with relevant retail and boating experience who are enthusiastic about our mission and culture; and
- Appropriately motivate and reward our Executives to deliver high performance to our stockholders, customers and the communities in which we operate, to contribute to our short-and long-term success and to help drive total return to our stockholders.

Effective Corporate Governance Reinforces Our Compensation Program

We believe the following features of our Executive Compensation program demonstrate pay-for-performance, stockholder alignment, risk mitigation and competitive package principles:

- Annual Say-on-Pay vote; meaningful stock ownership requirements (see "Stock Ownership Policy" below);
- Having a significant portion of Executive Compensation be stock-based;
- Using compensation plan goals that are tied to key financial metrics;
- Adopting a $10 million share repurchase program primarily to mitigate the dilutive impact of shares issued under our Equity Incentive Plan and the Stock Buying Plan;
- Having an *Insider Trading Policy* applicable to all associates, including our NEOs and members of our Board;
- Annual cash bonus tying to multiple performance goals;
- Evaluating our peer group annually for demonstrated best practices and positive financial returns to their investors;
- Active oversight and risk management of compensation-related risk;
- Detailed and transparent financial reporting to provide strong, timely insight into operating performance;
- Engagement of an independent compensation consultant by our Committee;
- No tax gross-ups (including no tax gross-ups for option exercises or restricted stock vesting);
- No employment agreements;
- No Executive defined benefit pension plan;
- CEO compensation (as measured by base salary, target bonus and equity-based incentives) compared to that of our next highest paid Executive is well under the Institutional Shareholders Services threshold;
- Reasonable post-employment severance plan for our Executives at the vice-president level and above:
  - No change-in-control provisions;
  - Well under 3x the Executive's base salary plus bonus;
  - No automatic acceleration of vesting of equity awards upon termination; *Equity Award Grant Policy* and our *Equity Incentive Plan* provide:
  - No re-pricing of underwater stock options and stock appreciation rights (including no cash buyouts and voluntary surrender of underwater options, without prior stockholder approval);
  - Fixed grant dates;
  - No equity grants below 100% of fair market value;
  - No hedging or pledging transactions of West Marine equity securities permitted pursuant to our Insider Trading Policy;
  - No liberal share counting (for example, the share pool is reduced by shares withheld on option exercise);
  - "Fungible share pool design" in plan (where "full value" awards count as 2x compared to stock options and stock appreciation rights); and
  - No evergreen provisions;
- Risk oversight on compensation policies and practices; and
- Stockholder accessibility to our Board in general and to Compensation and Leadership Development Committee in particular.

A summary of the principal components of our Executive Compensation program and the purpose of each component are presented in the following table, with specifics of our program, including our compensation decision-making process, discussed in the sections following this table.

Component	Key Characteristics	Link to Philosophy	Key Actions for 2012 and 2013
Base Salary	• Fixed • Reviewed annually	• Provide reasonable and competitive fixed pay based on level of performance, contribution and experience, as well as relative position to peer companies • Attract and retain talented Executives	• NEO base salary increases ranged from 0% to 5%
Short-Term Incentive Award	• Variable • Based on performance ° Total sales ° Pre-tax profit	• Drive overall, business unit and individual performance year-to-year • Focus on growing net revenue, profitability, share of retail sales and delivering strategic business objectives	• Set minimum threshold for bonus eligibility • Set sliding scale for bonus payout at significant pre-tax profit and total sales metrics • Capped payout at 140% • Realized 56.6% of target goals
Long-Term Incentive Award	• Variable • Time vested • Based on appreciation in share price	• Align interests of Executives with stockholders and reward achievement of long-term performance goals • Motivate Executives to deliver performance that will result in sustained long-term growth in West Marine's stock price	• For 2012: Added 50/50 mix of stock options and Restricted Stock Units ("RSUs") • For 2013: Modified Long-Term Incentive program to 67/33% mix of RSUs and stock options
Health Benefits	• Fixed • NEOs participate in the same health plans as other associates	• Provide competitive levels of benefits that promote health and wellness	• No Changes
Retirement Plan	• Fixed • NEOs participate in the same retirement plans as other associates	• Provide competitive levels of benefits that promote financial security • Attract and retain talented executives	• No Changes
Perquisites	• Fixed • Limited to Executive life insurance premiums without tax gross-ups	• Provide a business-related benefit to West Marine, and to assist in attracting and retaining executive officers	• No Changes
Post Employment Compensation	• Fixed • Benefits provided under Executive Severance Plan or long-standing agreements • No Change-in-Control agreements	• Provide temporary levels of income following termination of employment • Attract and retain talented Executives • Provide competitive benefits	• No Changes

B. ROLES & RESPONSIBILITIES

Role of Our Compensation and Leadership Development Committee

Annually, our Committee reviews our Executive Compensation program in accordance with the principles summarized above, and more fully described in the *Compensation and Leadership Development Charter* found on our website at http://www.westmarine.com under the "Investor Relations." Generally, our Committee reviews peer group and internal performance data, management recommendations based on evaluations of individual and overall performance, and recommendations from the compensation consultant retained by our Committee. As our Committee members make their compensation decisions, they are careful to ensure that compensation paid to our Executives is not excessive as compared with peers and does not encourage unreasonable risk-taking, and that their decisions are transparent and easily understood.

Our Compensation and Leadership Development Committee reviewed each component of Executive Compensation for 2012, including salaries, annual incentive awards, value of outstanding equity awards (vested and unvested), perquisites and other benefits, and believes that compensation was reasonable in its totality. Our Committee will continue to review total Executive Compensation at least annually.

Role of the Committee's Independent Compensation Consultant

Our Compensation and Leadership Development Committee is authorized to retain any consultants as necessary or appropriate in making compensation decisions. In 2012, our Committee retained FW Cook to provide advice regarding our Director and Executive Compensation programs, including peer group practices for base salary, performance-based bonus, long-term incentives and other compensation elements. FW Cook also advises our Committee on compensation program design, including stock ownership guidelines, regulatory requirements related to Executive Compensation, plans submitted to stockholders for approval, governance responsibilities and such other matters as assigned by the Committee.

Prior to engaging the compensation adviser employed by FW Cook ("Compensation Adviser") to provide compensation-related services, our Committee, at its March 2013 meeting, considered the six independence factors set forth in the new NASDAQ listing rules adopted pursuant to Exchange Act Rule 10C-1and determined that the Compensation Adviser was independent.

The Compensation Adviser participates in Committee meetings, reports directly to our Committee and supports the Committee's role by providing independent expertise on market practices, compensation program design and related subjects as described in the Section entitled "Principal Functions of Each Board Committee - Compensation and Leadership Development Committee - " found on page 11 FW Cook provides services only as directed by the Committee and has no other relationship with West Marine. There were no fees paid to FW Cook for services that were not related exclusively to Director and Executive Compensation during fiscal year 2012.

Role of Management

Our CEO and Vice President of Human Resources provide input to the Committee on the level and design of Executive Compensation elements, including analyses and recommendations developed internally. Our CEO meets with the other Board members to review the performance of Executives at the vice-president level and above for the prior year. Our Board, without the CEO being present, also meets to review the CEO's performance and to discuss his compensation package.

C. DECISION MAKING PROCESS

Market Data Provides a Reference Point for Compensation

Our Compensation and Leadership Development Committee believes that knowledge of market practices, particularly those of the peer group listed below, provides a framework for designing targeted levels for our Executive Compensation package. When our Committee reviews market data, they consider the 50th percentile (median) of our peer group as a reference point, as opposed to a policy, for positioning targeted total direct compensation. Our Committee generally considers a range within plus or minus 15% and 20% of the 50th percentile for total cash compensation (base salary plus target bonus) and for long-term incentive awards, respectively, to be an appropriate competitive range.

Our Committee does not have a formal policy or formula for allocating our Executives' total compensation between cash and non-cash compensation or between short-term and long-term compensation. Instead, our Committee follows a flexible approach, evaluating each element of Executive Compensation separately and then assessing the total against the comparative compensation data provided by FW Cook. This data is compiled from peer group companies described below ("Peer Group Benchmark Companies") as well as the companies with revenues ranging between \$300 million and \$700 million contained in the annual Mercer LLC/National Retail Federation US Retail Compensation and Benefits Survey[1] to ensure that total compensation is within the norms of the retail industry and for companies of the same relative size.

Our Committee also will evaluate other factors particular to a given NEO's situation, including an evaluation of the NEO's abilities and historic and anticipated future contributions, management's experience with recruiting and retaining such NEO in a given role relative to both the industry and the Company's geographic location, competitive survey data, internal equity considerations and other factors our Committee deems relevant at the time.

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(1) FW Cook reviewed recent proxy statements filed by our 14 peer companies referenced below and the base salary, annual cash compensation and total cash compensation data from the annual Mercer LLC/National Retail Federation 2011 US Retail Compensation and Benefits Survey with respect to companies with revenues between \$300 million and \$700 million, which covered 125 retail companies of which eight are in the Morningstar Industry Group - Specialty Retail index that we use as peer groups for the performance graph that appears in our Annual Report. The Mercer survey covered 7-Eleven, Inc., addidas America, Aeropostale, Inc., Ahold USA, Alex Lee, Inc., Ashland, Inc. - The Valvoline Company, AutoZone, Inc., Avis Budget Group, Inc., Axcess Financial Services, BI-LO, LLC, Belk, Inc., Big Lots, Inc., Boy Scouts of America, Brookstone, Inc., Brown Shoe Company, Inc., Build-A-Bear Workshop, Burlington Coat Factory, CVS/Caremark, Caribou Coffee Company, Carter's Inc., Charming Shoppes, Inc., Chevron Stations, Inc., Chico's FAS, Inc., Chipotle Mexican Grill, Inc., Christopher & Banks, Circle K Stores, Inc., Collective Brands, Inc., Cracker Barrel Old Country Store, Inc., Crate and Barrel, DFS, Deckers Outdoor Corporation, Dick's Sporting Goods, Disney Stores, Dollar General Corporation, Dollar Tree, Inc., Eastern Mountain Sports, Exxon Mobil Corporation, FedEx Office, Foot Locker, Inc., Fossil, Inc., GameStop, Inc., General Nutrition, Inc., Genesco, Inc., HDS Retail North America, HSN, Inc., Half Price Books, Inc., Hallmark Cards, Inc., Hanesbrands, Inc., Harley-Davidson, Inc., Harris Teeter, Inc., Helzberg's Diamond Shops, Inc., Hennes and Mauriz, LP, Hess Corporation, Hot Topic, Inc., InMotion Entertainment, Ingles Markets, Inc., J.C. Penney Company, Inc., J. Crew, J. Jill, Jo-Ann Fabric & Craft Stores, Inc., Jockey International Inc., Knowledge Learning Corporation, Kohl's Corporation, L.L. Bean, Inc., LF USA, Limited Brands, Inc., Limited Stores LLC, Liz Claiborne, Inc., Lord & Taylor, Lowe's Companies, Inc., lululemon athletica usa, Luxottica Retail US, Macy's, Inc., Marathon Oil Company, McDonald's Corporation, Michaels Stores, Inc., Navy Exchange Service Command, New Balance Athletic Shoe, Inc., Nordstrom, Inc., Office Depot, Oxford Industries, Inc., PETCO Animal Supplies, Inc., Panda Restaurant Group, Inc., Papa John's International, Inc., Phillips-Van Heusen Corporation, Pier 1 Imports, Inc., Polo Ralph Lauren, Price Chopper Supermarkets, Publix Super Markets, Inc., QVC, Inc., Rack Room Shoes, Inc., RadioShack Corporation,

Recreational Equipment, Inc., Redcats USA, Reebok International, Inc., Rite Aid Corporation, Safilo USA, Inc., Saks, Incorporated, Savers, Inc., Shoe Carnival, Inc., Smile Brands, Inc., Spartan Stores, Inc., Spencer Gifts, LLC, The Coca-Cola Company, The Fresh Market, Inc., The Kroger Company, The Pantry, Inc., The Sports Authority, Inc., The TJX Companies, Inc., The Walt Disney Company, The Yankee Candle Company, Inc., Total Wine & More, ULTA Salon, Cosmetics & Fragrance, Inc., Universal Orlando, University Book Store, V. F. Corporation, Vail Resorts, Inc, Walgreen Company, Warnaco, Inc., Wegmans Food Markets, Inc., Whole Foods Market, Inc., Winn-Dixie Stores, Inc., Wolverine World Wide, Inc., Zale Corporation and West Marine, Inc.

Peer Group Benchmark Companies

Our Committee historically has engaged FW Cook to review the appropriateness of the peer group used to evaluate Executive Compensation. As Executive Compensation is sensitive to an organization's size, FW Cook's analysis generally includes companies in the specialty retail sector (apparel, specialty, automotive and home furnishing retail) within a reasonable sales range (between $200 million and $2 billion) and market cap (between one-fifth and five times) to West Marine's. Preference is given to companies who focus on lifestyle products. In reviewing the results of FW Cook's study, the Committee revised our 2012 Peer Group Benchmark Companies, with West Marine being positioned near the median in terms of the key size criteria.

The table below reflects West Marine's 2012 Peer Group Benchmark Companies:

Big 5 Sporting Goods Corp.	Golfsmith International Holdings, Inc.	REI
Cabela's Incorporated	Haverty Furniture Companies, Inc	Sports Chalet
Cost Plus, Inc.	Hibbett Sports, Inc	Vitamin Shoppe
The Finish Line, Inc.	Marine Max	Zumiez, Inc.
Fred's, Inc.	Orchard Supply Hardware	

D. ELEMENTS OF EXECUTIVE COMPENSATION

The main objective of our compensation philosophy is to provide our Executives with a total compensation package that is competitive, equitable and encourages and rewards meeting pre-determined financial and operating goals and our long-term objectives.

Our Executives' compensation consists of the following components:

- Base salary;
- Annual cash incentive compensation;
- Long-term equity incentive awards; and
- A modest perquisite in the form of paying nominal Executive life insurance premiums (without tax gross-ups).

On an annual basis, our Compensation and Leadership Development Committee reviews base salary, performance-based bonus target opportunity and long-term incentive grant value for each NEO to consider changes for the upcoming fiscal year. Benefits also are reviewed annually and changes are made less often.

The following shows a comparison of the annual base salary, potential bonus percentage and equity awards granted to each of our NEOs for fiscal year 2011 and 2012:

Name	Base Salary		Performance-Based Annual Cash Bonus As % of Base Salary		Equity Grants (in #s)			
					Options	RSUs	Options	RSUs
	FY2012	FY2011	FY2012	FY2011	FY2012	FY2012	FY2012	FY2011
Matthew L. Hyde	$600,000[1]	N/A	100	N/A	100,000[2]	40,000[2]	N/A	N/A
Thomas R. Moran	$331,563	$325,000	50	same	16,500	8,250	same	same
Bruce Edwards	$372,115	$360,000	50	same	16,500	8,250	same	same
Ronald Japinga	$357,067	$350,000	50	same	16,500	8,250	same	same

(1) Annualized base salary.

(2) Equity awards were granted as part of Mr. Hyde's new hire incentive compensation package. 60,000 constituted options granted as a new hire incentive and 40,000 as regular compensation. The options have a term of seven years and vest over a three-year period. In additions, Mr. Hyde was awarded 40,000 RSUs (20,000 as a new hire incentive and 20,000 as regular compensation), which vest over a three-year period.

Base Salary

We use cash compensation (annual base salary) to provide meaningful but appropriate, stable compensation to all of our associates, including our Executives. Our Committee carefully reviews the salaries of executives at peer companies as summarized by FW Cook's report on Peer Group Benchmark Data to ensure that our Executives' salaries are consistent and competitive, considering factors such as the Executive's job scope and responsibilities, the competitive rates for similar positions as indicated by the Peer Group Benchmark Data, and the recommendations by our CEO and Vice President of Human Resources for each Executive's salary range. The Committee approves the salaries of our NEOs, but delegates authority to our CEO to set other Executive salaries within the approved range. In approving the range, our Committee also considers whether the particular Executive is expected to make a significant contribution in the Executive's position such that we would suffer a critical loss if the Executive left West Marine.

Merit increases are considered annually for all associates based on achievement of individual objectives (including personal, operational and financial performance targets specific to the responsibilities of each associate), as well as achievement of overall performance, using metrics such as sales growth, operating margins and cost containment. After the close of each fiscal year, individual performance is measured against these goals in evaluating increases to salary levels.

Given the uncertainty in the overall economy and in our industry, we froze Executive base salaries beginning in 2008 (except for a few Executives who received minor market adjustments) and continued that freeze through 2011. However, assessed against the base salaries of our Peer Group Benchmark Companies, FW Cook noted that the base salaries for our NEOs were positioned about 7% below the peer median and that the base salary for our CEO was near the 25th percentile, while the other covered Executives were positioned within range of the median. As a result, our Committee provided a modest cost of living increase to each NEO, except for our then CEO, Geoff Eisenberg, who declined to accept an increase and Mr. Edwards who received a greater increase reflecting his new responsibilities in managing our Direct-to-Consumer division. In connection with the CEO's transition in June 2012, FW Cook again was engaged by our Committee to prepare a market study of CEO compensation, at which time the Committee increased the CEO's base salary from $499,000 to $600,000 to be more in line with its peer group median.

Annual Cash Incentive Compensation (Bonus)

We use annual incentive cash compensation at reasonable levels to reward short-term performance of our Executives while focusing their attention on initiatives and actions believed to be important for achievement of our longer-term strategic goals. Our Compensation and Leadership Development Committee does not use individual objectives in approving cash incentives (i.e., bonuses) for our Executives. Rather, as noted above, since a key objective of our compensation programs is to enhance stockholder value, our Committee establishes incentive compensation to reward company-wide performance by linking cash bonus awards to specific financial performance targets. Prior to the beginning of each year, our Executives propose key financial thresholds for the year that are believed to be challenging, but attainable, targets, and these targets are then evaluated and approved by our Compensation and Leadership Development Committee.

Under our annual bonus program, each Executive is given a target bonus equal to a fixed percentage of base salary. The target percentage ranges from 25% to 100% of base salary, with the percentage increasing based on job responsibility. The targets generally are reviewed annually by the Committee, and like base salaries, are based on job scope and responsibilities, and position within the Company. Our CEO's target bonus percentage is 100% of his base salary and the target bonus percentage for our other NEOs is 50%.

In order to be eligible for a bonus payout, our plan requires the achievement of two financial metrics: pre-bonus, pre-tax profit (weighted as 80%) and total sales (weighted at 20%). In 2012 we earned $30.0 million in pre-bonus, pre-tax profit, resulting in a payout of 45.5% of that component of the bonus plan, and $675.3 million in total sales, resulting in a payout of 11.1% of that component of the plan. This resulted in total bonus payout of 56.6% of target. The following chart shows the potential and actual bonus payouts made to our NEO's for fiscal year 2012 (in millions):

Performance Metrics	Weighting	Minimum $ Threshold for Payout	Minimum % Payout	Target Amount for 100% Payout	Allocation of 100% Payout[2]	Target Amount for Maximum 140% Payout	Allocation of Maximum 140% Payout[2]	Actual % Met	Actual $ Met
Pre-bonus, Pre-tax Profit[1]	80%	$24.2	20.0%	$37.7	80.0%	$448	112.0%	45.5%	$30.0
Total Company Sales	20%	$640	5.0%	$687	20.0%	$690	28.0%	11.1%	$675.3
Total	100%		25.0%		100.0%		140.0%	56.6%	

(1) Pre-bonus, pre-tax profit is defined as income before taxes adjusted to exclude expenses related to gain from foreign currency conversion, bonus accruals for all bonus-eligible stores, support center and distribution center associates and any unusual, non-operating items as approved by the Committee.

(2) The bonus payout potential increased on a sliding scale to 100% for meeting stretch, or target, goals with a maximum bonus payout potential of 140%.

The following chart reflects the actual bonus payouts made to our NEO's for fiscal year 2012:

NEO	Actual bonus earned $
Matthew L. Hyde[(1)]	$340,000
Thomas R. Moran	$93,788
Bruce Edwards	$105,259
Ronald Japinga	$101,002
Geoffrey A. Eisenberg[(2)]	$136,807

(1) Mr. Hyde received a guaranteed minimum bonus for 2012 as part of his hiring incentive. No further guaranteed bonuses are contemplated for any NEO.

(2) Mr. Eisenberg received a pro-rated bonus for the period of time he served as CEO in 2012 based on actual performance.

Long-Term Equity Incentive Compensation

Our Compensation and Leadership Development Committee views long-term equity-based compensation as a critical component of the overall Executive Compensation program. The principal objectives for long-term equity-based compensation are to:

- Strengthen the link among our financial performance, stockholder value and long-term incentive compensation;
- Promote increased equity ownership by our Executives;
- Encourage Executive retention through use of multiple-year vesting periods; and
- Provide competitive levels of total compensation to our Executives.

We structure overall compensation so that a significant portion of Executive Compensation is realized only when our stock price increases.

In furtherance of these goals, our stockholder-approved *Equity Incentive Plan* permits a variety of equity awards, and historically we have provided our Executives long-term equity incentive compensation through awards of stock options. Beginning in 2011 and again for 2012, our Committee granted equity awards at an approximate 50/50 mix of stock options and RSUs and, in 2013, our Committee increased the ratio to 67/33% mix of RSUs and stock options, believing that this creates a structure and pay mix that is consistent with best practices, provides grant values at competitive levels, assists in efforts to reduce our burn rate percentage to that of our Peer Group Benchmark Companies and helps to minimize stockholder dilution.

Our Executives and other management-level associates generally receive equity awards once each year (typically the first business day in June), and the number of shares awarded is determined by job grade. All equity awards to our NEOs are approved by our Compensation and Leadership Committee. For other associates (including certain management-level associates), the Committee approves equity awards available to be granted based on the associate's job grade, and a committee comprised of our CEO, CFO and Vice President of Human Resources is then authorized to determine the number of equity awards granted to these associates up to the number of awards pre-approved by the Compensation and Leadership Development Committee by job grade. Regular, annual equity awards are granted effective as of the first business day of June, awards to newly-hired associates are granted effective as of the 10th business day of the calendar month following the associate's date of hire, and off-cycle grants (i.e., due to promotion) are granted effective as of the third business day following the release of quarterly earnings which occurs immediately after the date of the promotion. The policy for granting equity awards has been designed, in part, to avoid questions of whether the timing of the grants is affected by material non-public information.

For 2012, our Committee engaged FW Cook to advise them on whether our long-term equity compensation practices are consistent with market trends, and based on the Peer Group Benchmark Data, FW Cook found our equity incentive programs to be competitive. See "D. Elements of Executive Compensation" above for equity awards granted to our NEOS in 2012. In line with peer group practices, stock options and RSUs awarded to our Executives in 2012 vest over a three-year period, commencing on the one-year anniversary of the grant date, at a rate of 33%, 33% and 34%, respectively. Stock options have a term of seven years.

Our Committee will continue to review best practices of our peer group companies and to consider recommendations for performance-based awards for future equity grants.

E. COMPENSATION RISK ANALYSIS

Our Committee reviewed and assessed with management and FW Cook our compensation policies and plans, including the design, payment methodology, potential payment volatility, relationship to our financial results, length of performance period, risk mitigation features, performance measures and goals, oversight and controls, and plan features and values compared to market practices. Moreover, our Committee considered the following compensation programs attributes as mitigating risk-taking incentives: that our Executive Compensation program is overseen by our Committee comprised solely of independent Directors; base salaries are fixed and do not create any inappropriate incentive for risk-taking; our incentive-based cash compensation program contains a blend of performance measures designed to motivate sustained performance in key strategic areas and has a capped payout; for 2012, 50% of our long-term incentives were awarded in the form of RSUs and for 2013 we will be increasing the grant of RSUs to 66.66%; and our *Stock Ownership Policy* serves to ensure that our Directors and Executives subject to the policy are committed to long-term performance and sustained stock price growth.

In its assessment, our CEO and our Compensation and Leadership Development Committee reviewed the potential effects of the various components of our compensation and benefits programs upon individual and collective behavior and, ultimately, upon our risk profile and our overall approach to risk management and determined that the programs do not create incentives for inappropriate risk-taking by any of our associates, including Executives. For more information about our Compensation and Leadership Development Committee's management of risks arising from our compensation policies and programs, see "Risk Management Oversight" under "III Corporate Governance Framework" above.

F. STOCK OWNWERSHIP POLICY

To better link the interests of management and stockholders, our Compensation and Leadership Development Committee has determined that our Executives at the senior vice president level and above should acquire and maintain during the term of their employment a significant amount of our equity to ensure that their interests are aligned with those of our stockholders. Our Committee also has acknowledged that the acquisition of our equity should not represent a significant financial burden on these associates.

The multiple of base salary to be directly or indirectly owned in common stock by the NEOs depends on the executive's role with West Marine, as shown below. The Committee has assigned these particular multiples to match or exceed market practice, and to represent a significant portion of the overall compensation package to reinforce the alignment of management's decision making with shareholder interests.

Stock Ownership Multiples of Base Salary	
Position	**Multiple Base Salary Used to Establish Ownership Target**
CEO & President - Matthew L. Hyde	4x
Executive Vice Presidents - Bruce Edwards & Ronald Japinga	1.5x
CFO - Thomas R. Moran & other Sr. Vice Presidents	1x

Position	**Multiple of Annual Retainer**
Non-employee director	6x

For purposes of determining stock ownership, owned shares include:

- Common stock (including vested RSUs)
- Shares purchased through *Stock Buying Plan*

Stock. Ownership shares do not include:

- Unvested or vested stock options
- Unvested RSUs

Once a year, our Compensation and Leadership Development Committee reviews ownership levels of our Directors and Executives covered by this policy.

Share Thresholds and Retention Ratios

To ensure that progress is made toward ownership goals and that ownership thresholds are maintained once met, our Committee required the following provisions in our *Stock Ownership Policy*:

- A one-year holding period for any stock purchased through our *Stock Buying Plan*;
- Executives are required to hold shares until stock ownership requirements are met as follows:
  - 50% of the after-tax shares from exercised options and stock purchased under our *Stock Buying Plan*; and
  - 75% of the after-tax shares from RSUs, must be retained by our Executives subject to the *Stock Ownership Policy*;
- Executives must maintain the stock ownership threshold requirement for the term of his or her employment; and
- Directors must maintain the stock ownership threshold for so long as they serve on our Board.

G. LIMITED PERQUISITES AND PERSONAL BENEFITS

We provide our Executives with certain perquisites and other personal benefits that our Compensation and Leadership Development Committee believes are reasonable and consistent with our overall Executive Compensation program and philosophy. These benefits are provided in order to enable us to attract and retain these Executives. The perquisites and benefits provided to our Executives are reviewed by the Committee at least annually to determine if they are still reasonable and appropriate in light of all facts and circumstances, including the competitive environment.

We do not provide perquisites for former and/or retired Executives, such as lifetime benefits or car allowances.

In order to help protect an Executive's family in the event of death, we provide our Executives with additional term life insurance (over the amount generally provided to other management-level associates) ranging from $500,000 for assistant vice presidents to $1,500,000 for our CEO. However, Mr. Hyde did not elect to receive additional life insurance during 2012. We do not provide any tax gross-ups.

Additionally, historically, on a case-by-case basis, we have paid sign-on bonuses to recruit certain Executives to our organization and have assisted certain Executives with relocations, including temporary housing allowances, transportation allowances and cost of living assistance for home purchases in the Monterey Bay area. These benefits generally are individually negotiated. Relocation expenses for Mr. Hyde's move from Washington to California were $13,408.

Our Executives also participate in other employee benefit plans available on a nondiscriminatory basis to other associates, including:

- Merchandise discounts
- Use of company-owned equipment (such as use of the company-leased sailboat, kayaks and other equipment)
- Ability to exchange for cash up to 80 hours of accrued paid time off per year (increased from 40 hours permitted in prior years)
- Participation in our *Stock Buying Plan*
- Group health, life and disability coverage

In addition to their paid time off, all store general managers, Port Supply market team managers, and Support Center and distribution center associates at a director-level and above, including Executives, who reach 10 years or more of service may elect to take a paid sabbatical equal to six weeks for most such associates and eight weeks for Executives. This sabbatical plan was created by our founder and Chairman of the Board, Randy Repass, to reward associates for their performance, subject to their managers' approval, and to provide these associates with the opportunity to pursue business-related educational programs or other activities affording them fresh insights and/or perspectives about improving operations, and/or allowing them to pursue community service or non-academic goals. We believe that this sabbatical program provides significant value to our stockholders by allowing our associates to avoid job burn out, and return to work with a refreshed and renewed outlook on improving their individual and overall company performance. Unused sabbaticals may not be exchanged for cash.

All associates, including our Executives, are eligible to participate in our 401(k) savings plan and may make salary deferrals up to the maximum annual deferral permitted by the Internal Revenue Code (the "Code") (in 2012, this limit was $17,000 in regular deferral, and $5,500 in catch up deferral for participants over age 50). West Marine matches 33% of each dollar deferred up to 5% of the participant's annual compensation.

Historically, our Executives and certain other management-level associates were offered participation in our deferred compensation plan, which permitted the participants to defer the receipt of income to a future date (e.g., retirement). While we had the discretion to make matching and other contributions to the deferred compensation plan on behalf of participants, we did not make any. In January 2011, based on the recommendation of the Company's benefits advisory board, our Compensation and Leadership Development Committee elected to freeze plan participation and future contributions for 2011 forward.

We do not provide any other type of retirement benefits to our Executives.

H. POST EMPLOYMENT & SEVERANCE AGREEMENTS/ NO CHANGE-IN-CONTROL AGREEMENTS

In addition to the compensation elements described above, we also provide our Executives at the vice president level and above with severance arrangements which are described in more detail under the subheading "Post-Employment Payments" below. Severance packages are a common characteristic of compensation for key employees in the retail industry. Due to our size relative to other public companies, we believe that severance benefits are necessary to help us attract and retain necessary skilled and qualified Executives to continue to grow our business.

Additionally, our former CEO, Mr. Eisenberg, voluntarily resigned his position and, therefore, was not eligible to receive severance under our Executive Severance Plan adopted in March 2011. However, in light of Mr. Eisenberg's extensive career with West Marine, our Board approved the engagement of Mr. Eisenberg as a consultant following the effective date of his resignation on June 19, 2012. Under this arrangement, Mr. Eisenberg, on an on-call basis, will report to the Board and its Chairman for a period of 18 months ("Transition Period") to perform work as directed by the Chairman or the Board to facilitate an effective transition of the leadership of West Marine to Matt Hyde. This consulting position will not require devotion of substantial time and will not exceed 20% of the average level of services Mr. Eisenberg performed during the 36 months immediately preceding the effective date of his resignation (to ensure that his resignation qualifies as a "separation from service" under IRS rules). In consideration of providing such services, Mr. Eisenberg will receive $822,000, payable in substantially equal installments over the Transition Period on regularly-scheduled payroll dates. Installments for the first six months, aggregating $280,323, were withheld and paid to Mr. Eisenberg on December 19, 2012 (to ensure compliance with IRS deferred compensation rules). For other benefits to be received by Mr. Eisenberg for services to be rendered over the Transition Period see "Post-Employment Payments" below.

I. TAX DEDUCTIBILITY

Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to our NEOs unless certain requirements are met. Our Compensation and Leadership Development Committee monitors the applicability of Section 162(m) in connection with compensation payable to West Marine's Executives. In this regard, only Mr. Hyde's compensation reasonably might not be fully deductible, and the non-deductible amount would be only a portion of his annual bonus payment. Although the Committee may consider tax deductibility in connection with future compensation decisions, it believes that it is generally not in our stockholders' interest to restrict the Committee's discretion and flexibility in developing appropriate compensation programs and establishing compensation levels and, in some instances, the Committee may approve compensation that is not fully deductible.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Leadership Development Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with West Marine's management, and based on the review and discussions, the Compensation and Leadership Development Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into West Marine's annual report on Form 10-K for the fiscal year ended December 29, 2012.

March 27, 2013

Compensation and Leadership Development Committee [1]

Dennis F. Madsen, Chair
Barbara L. Rambo
David McComas

The Compensation and Leadership Development Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

---

(1) Christiana Shi and James F. Nordstrom, Jr. each were appointed to the Compensation and Leadership Development Committee in March 2013 and, therefore, did not participate in Executive Compensation discussions or decisions for 2012 or in the preparation and review of the CD&A.

Summary Compensation Tables

The following table sets forth certain information for fiscal years 2012, 2011 and 2010 concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to our NEOs, including our former CEO, Geoff Eisenberg:

Name and Principal Position	Year	Salary ($)(3)	Bonus ($)(4)	Restricted Stock Units ($)(5)	Option Awards ($)(6)	All Other Compensation ($)(7)	Total ($)
Matthew L. Hyde[(1)] Chief Executive Officer	2012	311,538	340,000	473,600	474,798	13,408	1,613,344
Thomas R. Moran Chief Financial Officer	2012 2011 2010	331,563 325,000 325,000	93,788 74,239 172,368	84,563 85,470 —	67,756 70,517 137,069	7,738 3,878 7,189	585,407 559,104 641,626
Bruce Edwards Executive Vice President of Stores, Port Supply and Direct-to-Consumer	2012 2011 2010	372,115 360,000 360,000	105,259 82,234 190,931	84,563 85,470 —	67,756 70,517 137,069	7,170 3,878 12,207	636,863 602,099 700,207
Ronald Japinga Executive Vice President of Merchandising, Replenishment and Logistics	2012 2011 2010	357,067 350,000 350,000	101,002 79,949 185,627	84,563 85,470 —	67,756 70,517 137,069	13,147 3,878 12,358	623,535 589,814 685,054
Geoffrey A. Eisenberg[(2)] Former Chief Executive Officer & Consultant	2012 2011 2010	241,823 499,000 499,000	136,807 227,970 529,303	— 129,500 —	— 106,843 207,680	346,279 7,108 16,051	724,909 970,421 1,252,034

(1) Mr. Hyde became the President and CEO effective June 19, 2012 and is paid an annual base salary of $600,000. Mr Hyde received an annual equity award of 40,000 stock options and 20,000 RSU's and as an incentive to join West Marine, he received 60,000 stock options and 20,000 RSU's.

(2) Mr. Eisenberg resigned as CEO and President, effective June 19, 2012. From that date, Mr. Eisenberg was engaged as a consultant for a period of 18 months. For more information regarding the payments and other benefits to be paid to Mr. Eisenberg for such consulting services, see "Post-Employment Payment" below. Mr. Eisenberg's annual base salary was $499,000 until his resignation as our CEO and Director.

(3) Includes any employee contributions to our 401(k) and non-qualified deferred compensation plans.

(4) Amounts for 2012 represent a performance bonus earned for fiscal year 2012, paid in 2013. Amounts for 2011 represent a performance bonus earned for fiscal year 2011, paid in 2012. Amounts for 2010 represent a performance bonus earned for fiscal year 2010, paid in 2011.

(5) This column shows the aggregate grant date fair value of RSUs granted in each year presented. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by the NEOs. For a description of the methodology and assumptions used to determine the amounts recognized in 2012, see Note 2 to our consolidated financial statements set forth in our annual report on Form 10-K for the fiscal year ended December 29, 2012 ("2012 Financial Statements").

(6) This column shows the aggregate grant date fair value of stock options granted in each year presented. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by the NEOs. For a description of the methodology and assumptions used to determine the amounts recognized in 2012, see Note 2 to our 2012 Financial Statements.

(7) The amounts reported as All Other Compensation for 2012 consist of the following:

	401(k) Plan Matching	Life Insurance Premiums	Executive Relocation[(8)]	Payout of Accrued Paid-Time-Off	Post-Employment/ Severance Payments
Matthew L. Hyde	$—	$—	$13,408	$—	$—
Thomas R. Moran	3,878	3,860	—	—	—
Bruce Edwards	3,878	1,490	—	1,803	—
Ronald Japinga	3,878	2,370	—	6,899	—
Geoffrey A. Eisenberg	3,878	3,230	—	58,848	280,323

(8) On May 15, 2012, the Board of Directors approved Mr. Hyde's employment offer which included reimbursement for reasonable relocation expenses for his move from Seattle, Washington to the greater Watsonville, California area.

Grants of Plan-Based Awards in 2012

The following table sets forth information regarding stock options and RSUs granted under our *Equity Incentive Plan* to our NEOs during fiscal year 2012.

Name	Grant Date	Date Approved[1]	Awards of Stock Options Under Equity Incentive Plan (#Sh)	Awards of Restricted Stock Units Under Equity Incentive Plan (#Sh)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Matthew L. Hyde	July 16, 2012	May 16, 2012[3]	100,000	40,000	11.84	948,398
Thomas R. Moran	June 1, 2012	March 14, 2012	16,500	8,250	10.25	152,319
Bruce Edwards	June 1, 2012	March 14, 2012	16,500	8,250	10.25	152,319
Ronald Japinga	June 1, 2012	March 14, 2012	16,500	8,250	10.25	152,319

(1) The Governance and Compensation Committee met and approved the awards, other than Mr. Hyde's, on March 14, 2012, but the awards were made effective as of June 1, 2012 in accordance with the terms of our *Equity Incentive Plan* and *Equity Award Grant Policy*, with an exercise price determined as of the effective date.

(2) Represents the grant date fair value of the stock option grant and RSU award. For a description of the methodology and assumptions used to determine the grant date fair market value, see Note 2 to the 2012 Financial Statements.

(3) The Governance and Compensation Committee met and approved the awards on May 16, 2012, but this award was made effective as of July 16, 2012 in accordance with the terms of our *Equity Incentive Plan* and *Equity Award Grant Policy*, with an exercise price determined as of the effective date.

Our former CEO, Geoffrey Eisenberg, did not receive any stock option grants or RSU awards in 2012.

Under their respective termination agreements, upon an adverse job change, in the case of Mr. Edwards, or termination without cause, in the case of Mr. Japinga, each have the right for a period of 15 months to continue to exercise any stock options that are vested on the date of the job change or termination, as applicable. Under his agreement, Mr. Moran has a right for a period of 90 days following termination to exercise any stock options that are vested on that date. See "Post-Employment Payments" below.

West Marine made no material modifications to any outstanding equity-based awards during the last fiscal year (e.g., repricing, extension of exercise periods or change of vesting or forfeiture conditions).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and RSUs held by our NEOs and outstanding as of December 29, 2012.

	Option Awards				Restricted Stock Units	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Restricted Stock Units That Have Not Vested (#)	Market Value of Restricted Stock Units That Have Not Vested ($)
Matthew L. Hyde[1]	—	100,000[2]	11.8400	July 16, 2019	40,000[9]	427,600
Thomas R. Moran	—	16,500[2]	10.2500	June 1, 2019	8,250[9]	88,193
	5,502	10,998[2]	10.3600	June 1, 2018	5,498[9]	58,774
	21,780	11,220[3]	10.9700	June 1, 2015		
	11,200	—	5.7950	June 1, 2014[5]		
Bruce Edwards	—	16,500[2]	10.2500	June 1, 2019	8,250[7]	88,193
	5,502	10,998[2]	10.3600	June 1, 2018	5,498[7]	58,774
	21,780	11,220[3]	10.9700	June 1, 2015		
	23,100	—	5.7950	June 1, 2014[6]		
	18,368	—	4.5000	June 2, 2013[7]		
	19,000	—	29.7000	February 27, 2014		
	19,000	—	16.1100	March 28, 2013		
Ronald Japinga	—	16,500[2]	10.2500	June 1, 2019	8,250[9]	88,193
	5,502	10,998[2]	10.3600	June 1, 2018	5,498[9]	58,774
	21,780	11,220[3]	10.9700	June 1, 2015		
	33,000	—	5.7950	June 1, 2014		
	36,216	—	4.5000	June 2, 2013[8]		
	50,000	—	15.1150	March 31, 2013		
Geoffrey A. Eisenberg	8,334	16,666[4]	10.3600	June 1, 2018	8,332[10]	89,069
	50,000	—	10.9700	June 1, 2015		
	50,000	—	5.7950	June 1, 2014		
	3,000	—	17.2650	May 11, 2015		
	2,000	—	26.2800	May 12, 2014		
	2,000	—	16.7466	May 7, 2013		

(1) Represents Mr. Hyde's option and RSU awards upon hiring.

(2) These stock options vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of seven years from the date of grant, subject to earlier termination. See "Post-Employment Payments" for a description of earlier termination events.

(3) These stock options vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, subject to earlier termination. See "Post-Employment Payments" for a description of earlier termination events.

(4) As of the effective date of Mr. Eisenberg's resignation, we amended this stock option award to fully vest over their original term and allowed him to exercise such options (in accordance with their terms) at any time for a period of seven years from the date of grant.

(5) Mr. Moran exercised 11,220 stock options and sold 7,510 of the underlying shares in March 2013.

(6) Mr. Edwards exercised 10,775 stock options and sold 8,614 of the underlying shares in February 2013.

(7) Mr. Edwards exercised 18,368 stock options and sold 14,368 of the underlying shares in February 2013.

(8) Mr. Japinga exercised 36,216 stock options and sold 22,536 of the underlying shares in January 2013.

(9) Grants made in 2011 and 2012 vest in three installments of 33%, 33% and 34% on each anniversary of the grant date.

(10) As of the effective date of Mr. Eisenberg's resignation, we amended this RSU award to fully vest over their original term.

Option Exercises and Restricted Stock Unit Vesting

The following table sets forth information related to the exercise of stock options and the vesting of RSUs during fiscal year 2012.

	Stock Options		Restricted Stock Units	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Matthew L. Hyde	—	—	—	—
Thomas R. Moran[1]	—	—	2,752	28,208 [5]
Bruce Edwards[2]	32,393	172,050	2,752	28,208 [5]
Ronald Japinga[3]	19,150	112,541	2,752	28,208 [5]
Geoffrey A. Eisenberg[4]	400,000	1,650,667	4,168	42,722 [5]

(1) Mr. Moran was awarded 8,250 RSUs on June 1, 2011 with a vesting to occur in three equal installments, on June 1, 2012, June 1, 2013 and June 1, 2014.

(2) Mr. Edwards was awarded 8,250 RSUs on June 1, 2011 with a vesting to occur in three equal installments, on June 1, 2012, June 1, 2013 and June 1, 2014. In addition, Mr. Edwards exercised stock options during fiscal year 2012 as presented in the following table:

Date of Transaction	Number of Stock Options Exercised (#)	Number of Shares Sold (#)	Number of Shares Held (#)	Option Exercise Price ($)	Average Sales Price ($)
March 8, 2012	4,125	3,384	741	$4.5000	$10.6783
March 8, 2012	4,125	3,543	582	$5.7950	$10.6783
October 31, 2012	18,368	14,989	3,379	$4.5000	$10.0461
October 31, 2012	5,775	4,962	813	$5.7950	$10.0461

(3) Mr. Japinga was awarded 8,250 RSUs on June 1, 2011 with a vesting to occur in three equal installments, on June 1, 2012, June 1, 2013 and June 1, 2014. In addition, Mr. Japinga exercised stock options during fiscal year 2012 as presented in the following table:

Date of Transaction	Number of Stock Options Exercised (#)	Number of Shares Sold (#)	Number of Shares Held (#)	Option Exercise Price ($)	Average Sales Price ($)
July 30, 2012	4,150	3,344	806	$4.5000	$10.5340
August 16, 2012	5,000	4,090	910	$4.5000	$10.0000
November 1, 2012	8,200	6,789	1,411	$4.5000	$10.5000
November 2, 2012	1,800	1,301	499	$4.5000	$10.5000

(4) Mr. Eisenberg was awarded 12,500 RSUs on June 1, 2011 and such RSUs will vest over their original term. In addition, Mr. Eisenberg exercised 400,000 stock options during the period from March 13, 2012 through December 18, 2012 all of which had an exercise price of $4.50 per share. Mr. Eisenberg sold all 400,000 shares at an average price of $10.5867 per share immediately subsequent to exercise.

(5) Based on a price per share of $10.25, which was the average share price of West Marine's common stock on the NASDAQ Global Market on June 1, 2012, the date the RSUs vested.

Nonqualified Deferred Compensation

The following table sets forth information regarding deferrals, earnings and distributions under the West Marine Deferred Compensation Plan for fiscal year 2012 and the deferred compensation account balance as of fiscal year end:

Name	Executive contributions in last fiscal year ($)	Registrant contributions in last fiscal year ($)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at December 29, 2012 ($)
Matthew L. Hyde	—	—	—	—	—
Thomas R. Moran	—	—	—	—	—
Bruce Edwards[1]	—	—	5,800	13,762	91,332
Ronald Japinga	—	—	—	—	—
Geoffrey A. Eisenberg	—	—	—	—	—

(1) Mr. Edwards elected to receive an in-service payout over a five-year period commencing in April 2010.

Prior to the end of fiscal 2010, eligible associates were able to defer the receipt of up to 50% of base salary and up to 100% of bonus and other cash incentive compensation under our deferred compensation plan. West Marine may elect to make matching contributions or other discretionary contributions to the deferred compensation plan but has not done so to date. Amounts deferred under the plan are credited with earnings at market rates, based upon the participant's choice of investments. The participant may elect to change an investment choice at any time. In 2012, the reference funds for the investments earned the following rates of return:

West Marine, Inc. Deferred Compensation Plan — 2012 Annual Returns	
Frontier Money Market	—%
Western Asset U.S. Government	3.37%
MIST Clarion Global REIT	26.30%
Legg Mason Social Awareness	10.71%
T. Rowe Price Large Cap Growth	18.67%
MFS Total Return	11.36%
Janus Aspen Worldwide	19.86%
Harris Oakmark International	29.47%
Frontier Aggressive Growth	10.88%
Russell 2000 Index Portfolio	16.35%
Dreyfus Opport Small Cap	20.56%
MFS MetLife Stock Index	15.55%

Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant's termination of employment or in the event the participant suffers a financial hardship, provided that, for payments made upon a participant's termination of employment, individuals who are designated as "specified employees" under Section 409A of the Internal Revenue Code generally may not receive payments from the deferred compensation plan for at least six months following such termination from employment.

Our Compensation and Leadership Development Committee approved the suspension of participant contributions to the deferred compensation plan beginning in 2011.

Post-Employment Payments

EXECUTIVE SEVERANCE PLAN

On March 16, 2011, our Board, upon the recommendation of its Governance and Compensation Committee, approved the *West Marine, Inc. Executive Officer Severance Plan* effective for any Executive at the Vice President level who was hired after such date. The Severance Plan provides that if the eligible Executive's employment is involuntarily terminated without cause or if his or her employment is terminated for good reason, such Executive will be entitled to receive certain severance benefits as follows:

- Cash severance payments equal in the aggregate to the participant's Base Salary multiplied by the applicable severance period set forth in the chart below ("Cash Severance").

POSITION	LESS THAN 1 YEAR	1 YEAR OR MORE BUT LESS THAN 5 YEARS	5 YEARS OR MORE
Chief Executive Officer/President	Base Salary x 52 weeks	Base Salary x 60 weeks	Base Salary x 78 weeks
Executive Vice President	Base Salary x 35 weeks	Base Salary x 40 weeks	Base Salary x 52 weeks
Senior Vice President	Base Salary x 27 weeks	Base Salary x 31 weeks	Base Salary x 40 weeks
Vice President/ Regional Vice President	Base Salary x 17 weeks	Base Salary x 20 weeks	Base Salary x 26 weeks

  - Cash Severance, is payable in substantially equal installments over the severance period on regularly-scheduled payroll dates, commencing as of the first payroll date following forty-five days following termination.
  - Cash Severance is reduced to the extent participants receive compensation from other sources.
- Annual Cash Bonus. If termination occurs during the second half of a fiscal year, the Executive will receive a pro-rata bonus, if any.

- Equity. Executive may exercise his or her vested stock options in accordance with the terms of his or her stock option award agreement (generally 90 days). Unexercised vested stock options and unvested stock options or restricted stock awards automatically are forfeited.
- Death of a Participant. All severance benefits immediately cease upon death.
- Re-employment During Severance Period. Severance benefits terminate if the Executive is re-employed by West Marine.
- Tax Withholding. We may withhold for payroll taxes and the Executive is responsible for all taxes.
- Section 409A. Payments are subject to Section 409A of the Code for any Executive defined as "specified employee" thereunder.

This Executive Severance Plan is in effect for our current CEO, Matt Hyde, but not for the other NEOs. See "NEO Post-Employment Summary Payment Tables."

POST EMPLOYMENT COMPENSATION FOR FORMER CEO & OTHER NEOs

Our other NEO's, Messrs. Moran, Edwards and Japinga, entered into separate agreements prior to the effective date of the Executive Severance Plan, the summary terms of which are outlined in the chart below.

In addition, our former CEO, Mr. Eisenberg, is entitled to receive post employment compensation for services rendered over the Transition Period as described below. For more information see the charts below and the "Post Employment and Severance Agreements/No Change-in-Control Agreements" under the "Compensation Discussion & Analysis" section.

The following chart sets forth the summary terms of each post-employment agreement entered into between the Company and Messrs. Hyde, Moran, Edwards Japinga and Eisenberg, respectively. All such agreements were negotiated at arms' length and approved by the appropriate Committee in place at the time each agreement was entered into. For the summary of the compensation and benefits for Messrs. Hyde, Moran, Edwards, Japinga and Eisenberg if their employment with West Marine had terminated as of December 29, 2012, see "NEO Post-Employment Summary Payment Tables."

Name	Geoffrey Eisenberg	Thomas R. Moran	Bruce Edwards	Ronald Japinga
Position	Former CEO/President	SVP - CFO	EVP - Stores, Port Supply & Direct-to-Consumer	EVP - Merchandising, Planning & Replenishment
Type of Post Employment Compensation (1)	Transition Services	Severance	Severance	Severance
Effective Date of Plan or Agreement	June 19, 2012	December 2006 (amended Sept 2007)	February 1, 2006	September 1, 2004
Triggering Event	Resignation as CEO/ President	Termination for any reason other than cause, death or disability, including constructive termination	Termination for any reason other than cause, death or disability. Includes adverse job change (substantial reduction in job responsibilities, title, position or full-time employment.	Termination for any reason other than cause, death or disability
Cash Payment Term & Amount	18 months of base salary(2)	12 months of base salary (3)	12 months of base salary	12 months of base salary
Bonus	Pro-rated bonus (4)	Pro-rated bonus (5)	Pro-rated bonus (5)	Pro-rated bonus (5)
Medical	Cash amount equal to 18 months of COBRA premium	None	Group health insurance benefits for 12 months	Group health insurance benefits for 12 months (6)
Equity	Vesting of his 25,000 stock options and 12,500 RSUs granted in 2011 continue to fully vest over their original term as if he had continued to be employed by West Marine.	Exercisability of vested stock options for 90 days(7)	Exercisability of vested stock options for 15 months (7)	Exercisability of vested stock options for 15 months(7)

(1) All agreements contain standard general release, non-disparagement and non-solicitation provisions in exchange for such consideration.

(2) Payable in substantially equal installment payments over the 18-month period on regularly-scheduled payroll dates. The first six month installments aggregating $280,323 were withheld and paid to him on December 19, 2012 (to ensure compliance with IRS deferred compensation rules).

(3) Severance amounts are reduced by the amount of compensation earned or paid either as a result of new employment or serving as an independent consultant.

(4) Pro-rated for period of time he served as CEO in 2012.

(5) If termination occurs after the first six months of the year for which the bonus relates.

(6) Subject to termination with new health plan.

(7) Unvested equity awards are forfeited on termination.

NEO POST-EMPLOYMENT SUMMARY PAYMENT TABLES

The following tables summarize the compensation and benefits each NEO would have been entitled to receive under the *Executive Officer Severance Plan* or his individual severance agreement if his employment with West Marine had terminated as of December 29, 2012. The tables do not include amounts payable under the deferred compensation plan, the 401(k) plan or the employee benefit plans in which associates are eligible to participate on a non-discriminatory basis (e.g., stock purchase plan, group health, group term life, accidental death and disability and long-term disability) because termination of employment will not automatically trigger payment or payout of any such benefit.

Mr. Hyde:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary	—	$ 600,000	—	—	—
Benefits and Perquisites:					
Accrued vacation pay	$ 13,338	$ 13,338	$ 13,338	$ 13,338	$ 13,338
Total:	$ 13,338	$ 613,338	$ 13,338	$ 13,338	$ 13,338

Mr. Moran:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary	—	$ 333,125	—	—	—
Benefits and Perquisites:					
Life insurance proceeds	—	—	—	—	$ 750,000
Accrued vacation pay	$ 27,752	$ 27,752	$ 27,752	$ 27,752	27,752
Total:	$ 27,752	$ 360,877	$ 27,752	$ 27,752	$ 777,752

Mr. Edwards:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary	—	$ 375,000	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	$ 10,023	—	—	—
Life insurance proceeds	—	—	—	—	$ 1,000,000
Accrued vacation pay	$ 34,251	$ 34,251	$ 34,251	$ 34,251	34,251
Total:	$ 34,251	$ 419,274	$ 34,251	$ 34,251	$ 1,034,251

Mr. Japinga:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary	—	$ 358,750	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	$ 10,023	—	—	—
Life insurance proceeds	—	—	—	—	$ 1,000,000
Accrued vacation pay	$ 39,697	$ 39,697	$ 39,697	$ 39,697	39,697
Total:	$ 39,697	$ 408,470	$ 39,697	$ 39,697	$ 1,039,697

Mr. Eisenberg:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary	—	$ 541,677	—	—	—
Benefits and Perquisites:					
Life insurance proceeds	—	—	—	—	$ 1,500,000
Total:	$ —	$ 541,677	$ —	$ —	$ 1,500,000

VI. NON-EMPLOYEE DIRECTOR COMPENSATION

Annual Compensation Package

The Board believes that Director compensation should be competitive with other companies of similar size and performance and be paid in the form common stock to align the interests of Directors with those of our stockholders. In 2011, the Governance and Compensation Committee commissioned FW Cook to perform a comparative study of Director compensation for the same peer group used for Executive Compensation. The study reflected that the compensation paid to our independent Directors was not competitive as it was near the 25th percentile of the peer group in terms of total annual compensation value. As a result, upon the recommendation of the Committee, our Board increased Director compensation effective for fiscal year 2012, as reflected in the table below, to establish an overall compensation program positioned midway between the peer group 25th percentile and the median.

Recognizing, however, the increase in responsibilities and time commitments necessary in connection with audit, governance, compensation and succession planning matters, at its March 14, 2013 meeting, the Board re-organized its standing Committees, and our Compensation and Leadership Development Committee requested that FW Cook refresh its Director compensation study. The updated study noted that overall, the independent Director compensation program was well-designed, but FW Cook recommended a few changes in compensation to keep pace with governance trends and best practices. As a result, upon the Committee's recommendation, our Board approved the changes to Director compensation commencing with the March 2013 meetings as reflected in the following chart.

DIRCTOR COMPENSATION ITEM[1]	FY 2012	FY 2013
Board Retainer	• $25,000	• $40,000
Board Meeting Fee	• $2,000	• No fees up to seven scheduled (plus two unscheduled) meetings • $2,000 per any additional meeting
Compensation and Leadership Committee Retainer	• Member: $9,500 • Chair: $15,000	• Member: $7,500 • Chair: $15,000 (no change)
Nomination and Governance Committee Retainer	• n/a	• Member: $5,000 • Chair: $10,000
Audit and Finance Committee Retainer	• Member: $13,000 • Chair: $20,000	• Member: $13,000 (no change) • Chair: $20,000 (no change)
Lead Director Retainer	• n/a	• $15,000
Chairman of Board Retainer[2]	• $100,000 • No other cash/Board fees • No equity awards	• $115,000 • No other cash/Board fees • No equity awards
Annual Equity Grant[3]	• $40,000	• $50,000

(1) All annual Board and Committee retainers are paid in quarterly installments.

(2) Our Chairman of the Board, Randolph K. Repass, started receiving his $100,000 retainer in April 2011. Mr. Repass beneficially owns 6,973,629 shares, or approximately 28.9%, of our outstanding common stock. Mr. Repass has not been granted any stock options since our initial public offering in 1993 and receives no other cash compensation.

(3) All equity awards are granted as in accordance with the following terms:
- Granted on the date of each annual meeting.
- Granted in the form of RSUs (except a Director may elect to receive up to 50% in the form of stock options).
- RSUs, as full value shares, count as 2x the shares granted to every one stock option granted.
- The options are granted with an exercise price equal to 100% of the fair market value of West Marine's common stock on the grant date and have a term of seven years.
- All options and RSUs vest on the earlier of one year following the date of grant or the subsequent year's annual meeting date.

Expense Reimbursement

Travel Reimbursement: Our independent Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred by them that are incidental to their Committee and Board service.

Medical Benefits: Additionally, beginning in 2012, independent Directors were not eligible to participate in our health plan.

Merchandise Discounts: For his or her term, a Director may participate in the merchandise discount program which is made available to all associates.

Directors who are associates of West Marine receive no compensation for serving on the Board.

Non-Employee Director Summary Compensation Table

The following table sets forth certain information for fiscal year 2012, concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to Mr. Repass and the independent Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[3]	Option Awards ($)[3]	Total ($)
Randolph K. Repass	100,000	—	—	100,000
Dennis F. Madsen	42,500	20,006	7,385[4]	62,506
David McComas	42,500	40,013	—	82,513
Barbara L. Rambo	61,000	40,013	—	101,013
James F. Nordstrom, Jr. [1]	—	—	—	—
Alice M. Richter	53,000	40,013	—	93,013
Christiana Shi	46,000	40,013	—	86,013
Peter Roy [2]	21,000	—	—	21,000

(1) Mr. Nordstrom was appointed to the Board effective December 28, 2012. His cash compensation for Committee and Board service commenced with the March 2013 meeting and, if re-elected at the Annual Meeting, he will receive equity awards commensurate with those granted annually to independent Directors.

(2) Mr. Roy received pro-rated Director fees through the 2012 Annual Meeting.

(3) These two columns show the aggregate grant date fair value of restricted stock awards and stock options granted in 2012 to our independent Directors. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by our independent Directors. For a description of the methodology and assumptions used to determine the amounts recognized in 2012, see Note 2 to the 2012 Financial Statements.

(4) In 2012, Mr. Madsen was the only Director who elected to receive half of his annual equity award in stock options. When West Marine issued the equity award to Mr. Madsen, it inadvertently issued the same number of stock options as he had received in restricted stock, even though he should have received a higher number of stock options because each stock option has a lower economic value than a share of restricted stock. To correct this, the Board has approved the issuance of additional stock options to Mr. Madsen as of the date of the Annual Meeting with an exercise price equal to the greater of the market price of our common stock as of the 2012 Annual Meeting or the 2013 Annual Meeting. To the extent the market price of our common stock as of the date of the 2013 Annual Meeting is higher than it was as of the date of the 2012 Annual Meeting, Mr. Madsen will receive additional stock options such that the Black-Scholes valuation of the new option grant is equal to the Black-Scholes value of the additional options he should have received as of the 2012 Annual Meeting.

The following table sets forth information regarding stock options and restricted stock awards held by Directors other than Matthew Hyde and outstanding as of December 29, 2012:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Nonexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)(1)
Randolph K. Repass	—	—	—	—	—	—
Dennis F. Madsen	—	2,027	$9.8700	May 17, 2019	2,027	21,669
David McComas	— 3,000 2,000 2,000	—	— $17.2650 $26.2800 $16.7466	— May 11, 2015 May 12, 2014 May 7, 2013	4,054	43,337
James F. Nordstrom, Jr.(2)						
Barbara L. Rambo	— 3,000 4,500	—	— $5.9700 $5.7700	— May 20, 2014 October 14, 2013	4,054	43,337
Alice M. Richter	—	—	—	—	4,054	43,337
Christiana Shi	—	—	—	—	4,054	43,337
Peter Roy(3)	3,000 3,000 2,000 2,000	—	$10.9800 $17.2650 $26.2800 $16.7466	May 20, 2015 May 11, 2015 May 12, 2014 May 7, 2013	—	—

(1) Based on a price per share of $10.69 which was the closing share price of our common stock on the NASDAQ Global Market on December 28, 2012.

(2) Mr. Nordstrom was appointed to the Board effective December 28, 2012, with service commencing on the first Compensation and Leadership Development meeting that was held on March 13, 2013.

(3) Mr. Roy will be able to exercise such stock options for the balance of the remaining term of each award.

VII. OTHER INFORMATION

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about West Marine's equity compensation plans as of December 29, 2012. All outstanding awards relate to West Marine's common stock.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans/arrangements approved by securityholders	2,516,731 (1)	$ 11.05 (1)	1,836,467 (2)
Equity compensation plans/arrangements not approved by securityholders	—	—	—

(1) Pertains to stock options outstanding under the *Equity Incentive Plan*. Does not include 274,851 RSUs issued under the *Equity Incentive Plan*. Also does not include purchase rights accruing under the *Stock Buying Plan* as the number of shares issuable and the exercise price under that plan will not be determinable until the end of the current offering period, April 30, 2013.

(2) Consists of shares of common stock reserved for future issuance under the *Equity Incentive Plan*. Does not include 504,743 shares of common stock currently reserved for issuance under the *Stock Buying Plan*.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table indicates, as to (i) each person who is known to own beneficially 5% or more of the outstanding shares of our common stock; (ii) each Director; (iii) each NEO; and (iv) all Directors and NEOs at December 29, 2012 as a group, the number of shares and percentage of common stock beneficially owned as of March 18, 2013. As of the close of business on March 18, 2013, there were outstanding 24,152,158 shares of common stock of West Marine.

	Common Stock Beneficially Owned as of March 18, 2013(1)		
Beneficial Owner	**Number of Shares**		**Percent**
Randolph K. Repass	6,973,629	(2)	28.9%
Matthew L. Hyde	—	(3)	—
Thomas R. Moran	88,081	(4)	*
Bruce Edwards	130,622	(4)	*
Ronald Japinga	180,554	(4)	*
Dennis F. Madsen	9,858	(5)	*
David McComas	42,884	(5)	—
James F. Nordstrom, Jr.	—		*
Barbara L. Rambo	21,457	(5)	*
Alice M. Richter	18,188	(5)	*
Christiana Shi	7,907	(5)	*
All Directors and executive officers as a group (11 persons)	7,473,180	(6)	30.9%
Geoffrey A. Eisenberg	591,900	(7)	2.5%
Franklin Resources, Inc.	3,284,530	(8)	13.6%
Dimensional Fund Advisors LP	1,830,279	(9)	7.6%
Paradigm Capital Management, Inc.	1,373,566	(10)	5.7%
Royce & Associates, LLC	1,353,225	(11)	5.6%

* Less than one percent.

(1) Except as otherwise noted, each person has sole voting and investment power over the common stock shown as beneficially owned, subject to community property laws where applicable.

(2) The address of Mr. Repass is 500 Westridge Drive, Watsonville, California 95076-4100. Includes 254,600 shares held by Mr. Repass' wife, 306,415 shares held in trust for Mr. Repass' minor son, 176,500 shares held in trust for Mr. Repass' adult son, 40,400 shares held in trust for the benefit of Mr. Repass' grandchildren and 378,201 shares held by the Repass-Rodgers Family Foundation Inc. Mr. Repass has sole voting and dispositive power with respect to 4,932,315 shares and is deemed to have shared voting and dispositive power with respect to 254,600 shares. Mr. Repass disclaims beneficial ownership of all shares attributed to his spouse and all shares held by the Repass-Rodgers Family Foundation. The beneficial ownership reported also includes 580,196 shares held by the Randolph K. Repass 2009 Grantor Retained Annuity Trust dated July 8, 2009, and 305,002 shares held by the Randolph K. Repass 2010 Grantor Retained Annuity Trust dated March 23, 2010. Although Mr. Repass retains a limited pecuniary interest in the shares held by the two grantor retained annuity trusts, Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.

(3) Mr. Hyde has no exercisable stock options nor any RSUs that vest within 60 days.

(4) Includes stock options exercisable within 60 days to purchase shares as follows: Thomas R. Moran, 49,446 shares; Bruce Edwards, 99,771; and Ronald Japinga, 132,446 shares. Includes RSUs that vest in 60 days as follows: Thomas R. Moran, 8,220 units; Bruce Edwards, 7,295 units; and Ronald Japinga, 7,295 units.

(5) Includes stock options exercisable within 60 days to purchase shares as follows: Dennis F. Madsen, 2,027 shares; David McComas, 7,000 shares; and Barbara L. Rambo, 7,500. Includes RSUs that vest on May 17, 2013 as follows: Dennis F. Madsen, 2,027 units; David McComas, 4,054 units; Barbara L. Rambo, 4,054 units; Alice M. Richter, 4,054 units; and Christiana Shi, 4,054 units.

(6) Includes stock options exercisable within 60 days to purchase 298,190 shares.

(7) Includes stock options exercisable for the balance of the remaining term of the options to purchase 123,667 shares and 6,934 RSUs that vest within 60 days.

(8) The information contained in the table and this footnote with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G/A filed February 11, 2013 reporting beneficial ownership as of December 31, 2012 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Templeton Investments Corp. and Franklin Advisory Services, LLC to the effect that (a) each (directly or indirectly) has dispositive and voting power over these shares to the extent disclosed therein and (b) these shares are held by investment companies or other managed accounts which are advised by subsidiaries of Franklin Resources, Inc. pursuant to investment management contracts which grant to such subsidiaries all investment and voting power over these shares. The business address for Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, California 94403-1906.

The business address for Franklin Templeton Investments Corp. is 200 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 3T4 and the business address for Franklin Advisory Services, LLC is One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024-2938.

(9) The information contained in the table and this footnote with respect to Dimensional Fund Advisors LP is based solely on a statement on Schedule 13G/A filed February 11, 2013 reporting beneficial ownership as of December 31, 2012 by Dimensional Fund Advisors LP to the effect that (a) it has sole dispositive power over all of these shares and (b) it has sole voting power over 1,781,409 shares. The business address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(10) The information contained in the table and this footnote with respect to Paradigm Capital Management, Inc. is based solely on a statement on Schedule 13G filed February 12, 2013 reporting beneficial ownership as of December 31, 2012 by Paradigm Capital Management, Inc. to the effect that it has sole dispositive and voting power over all of these shares. The business address for Paradigm Capital Management, Inc. is Nine Elk Street, Albany, New York 12207.

(11) The information contained in the table and this footnote with respect to Royce & Associates, LLC is based solely on a statement on Schedule 13G/A filed January 24, 2013 reporting beneficial ownership as of December 31, 2012 by Royce & Associates, LLC to the effect that it has sole dispositive and voting power over all of these shares. The business address for Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of West Marine common stock with the SEC. Executive officers, Directors and greater than 10% stockholders are required by SEC regulation to furnish West Marine with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received by West Marine, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during the period from January 1, 2012 to December 29, 2012, our NEO, Directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a).

OTHER MATTERS

As of the date of this proxy statement, management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes "forward-looking statements," including statements concerning earnings expectations and statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties. Actual results may differ materially from the preliminary expectations expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors, including those set forth in West Marine's annual report on Form 10-K for the fiscal year ended December 29, 2012. Except as required by applicable law, we assume no responsibility to update any forward-looking statements as a result of new information, future events or otherwise.

By Order of the Board of Directors



Pamela J. Fields, Esq.
Secretary

Watsonville, California

April 5, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-22512

WEST MARINE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0355502**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
500 Westridge Drive, Watsonville, CA	**9507[illegible]**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (831) 728-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.001 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $274.2 million based on the closing sale price of $11.75, as reported on the NASDAQ Global Market on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	**Outstanding at February 28, 2013**
Common stock, $.001 par value per share	23,936,887 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	**Parts Into Which Incorporated**
Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 2013	Part II, Item 5 and Part III

WEST MARINE, INC.
2012 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PRELIMINARY NOTE

This report is for the year ended December 29, 2012. This report modifies and supersedes documents filed prior to this report. The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this report. In addition, information that we file with the SEC in the future automatically will update and supersede information contained in this report.

We undertake no obligation (other than that required by law) to publicly update or revise any disclosures contained in this report, whether as a result of new information, future events or otherwise. Website references throughout this report are for information only, and the content of these websites is not incorporated by reference and should not otherwise be considered a part of this report.

All references to 2012, 2011 and 2010 in this report refer to our fiscal years ended on December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Fiscal years 2012, 2011 and 2010 were fifty-two week years.

PART I

ITEM 1—BUSINESS

General

West Marine is the largest specialty retailer of boating supplies and accessories with 2012 net revenues of $675.3 million. We offer a broad assortment of core merchandise for boats, including maintenance items, sailboat hardware, electrical parts and boating safety products. We also offer a wide variety of merchandise for people who enjoy recreation activities on or around the water, such as, apparel, footwear, clothing accessories, fishing products, cabin and galley items and paddle sports equipment. We strive to meet the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of omni-channel shopping.

We have three reportable segments: Stores; Port Supply, our wholesale segment; and Direct-to-Consumer, which includes eCommerce, catalog and call center transactions. The Direct-to-Consumer segment was formerly referred to as our Direct-to-Customer segment. We consider our individual stores to be operating segments which we aggregate into one reportable segment. Our Stores segment generated approximately 90% of our 2012 net revenues. Our 300 company-operated stores open at the end of 2012 are located in 38 states, Puerto Rico and Canada. We sell to both retail and wholesale customers in our Stores segment. In addition, we have five franchised stores in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine supply and equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 4% of our 2012 net revenues. Our Direct-to-Consumer segment offers customers around the world approximately 75,000 products and accounted for the remaining 6% of our 2012 net revenues. Financial information about our segments appears in Note 10 to our consolidated financial statements, in Item 8 of this report.

West Marine, Inc. was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. Unless the context otherwise requires, "West Marine," "we," "us," "Company" and "our" refer to West Marine, Inc. and its subsidiaries. Our principal executive offices are located at 500 Westridge Drive, Watsonville, California 95076-4100, and our telephone number is (831) 728-2700. Our two distribution centers are located in Rock Hill, South Carolina and Hollister, California.

Stores Segment

Since opening our first store in California in 1975, we have grown through internal expansion and through strategic acquisitions to 300 Company-operated locations open at the end of 2012.

During 2012, we continued to focus on our real estate optimization strategy pursuant to which we are evolving toward having fewer but larger stores. We opened ten stores while closing 29 stores during fiscal 2012. We ended the year with an aggregate of 2.67 million total square feet of space for all Company-operated stores, down slightly from 2.72 million square feet at the end of fiscal 2011.We had 13 flagship stores open at the end of 2012, ranging in size from 20,000 to 50,000 square feet, offering an expansive array of merchandise - typically about 25,000 items - as well as displays designed to help customers make informed product selections. These stores offer not only an extensive assortment of core boating hardware and supplies, but also present a broader selection of boating-related lifestyle products, such as apparel. The flagship stores feature unique visual design elements and fixtures with nautical themes, designed to create an exciting atmosphere that we believe appeals to our customers.

We also operate large format stores, standard-sized stores and smaller "Express" stores. Our large format stores range from 13,000 to 19,000 square feet and carry about 15,000 items. The standard-sized stores typically range from 6,000 to 12,000 square feet and carry over 9,000 items. Express stores typically range from 2,500 to 3,000 square feet and carry over 4,000 items, mainly hardware and other supplies needed for day-to-day boat maintenance and repairs. In 2013, we currently expect to open two to four flagship stores, approximately four large format stores and one standard-sized store. These store openings will replace approximately 10 to 14 existing stores.

We regularly monitor and take steps to improve individual store performance, including remodeling or expanding stores, relocating stores to more profitable locations and closing lower-performing stores which, along with our flagship and large store concepts, form a part of our real estate optimization strategy. In 2012, we expanded three stores and reduced one store. In 2013, we plan to expand two existing stores with one becoming a flagship and the other a large format store. Additionally, we will continue to pursue opportunities to consolidate multi-store markets with larger stores. We will close stores as and when appropriate based on store operating data and as stores approach their lease end dates.

Our extensive store network gives us an advantage in serving wholesale customers seeking convenience and a larger assortment of products than those carried by typical distributors. We believe that with continued customer focus, expanded distribution capabilities with an emphasis on treating our larger stores in certain markets as hubs or regional distribution centers, and our breadth of product selection and availability, we will continue to be recognized as the preferred wholesale distributor in the industry.

Port Supply Segment

Port Supply, our wholesale segment, expands our market share across a broader customer base and leverages our purchasing and distribution efficiencies. In 2012, we distributed marine supplies to domestic and international wholesale customers. Our largest wholesale customer accounted for less than 1% of total Port Supply segment revenues. Port Supply customers include businesses involved in boat sales, boat building, boat commissioning and repair, yacht chartering, marina operations and other boating-related activities. In addition, Port Supply sells to government and industrial customers who use our products for boating and non-boating purposes. We serve the wholesale segment through sales representatives, our call center and our wholesale eCommerce website at *portsupply.com.*

Direct-to-Consumer Segment

Our retail eCommerce website, direct mail catalogs, and virtual call center comprise the Direct-to-Consumer segment. This channel complements the Stores segment by building brand awareness, acting as an additional marketing vehicle, and providing our customers with the option of shopping from around the globe, 24 hours a day.

Our eCommerce website provides our customers with access to a broad selection of approximately 75,000 products, unique product advisor tips and technical information, over 12,000 product videos and customer-submitted product reviews. We also believe our website is a cost-effective means of testing market acceptance of new products and concepts.

This segment also provides customers with access to knowledgeable technical advisors who can assist our customers in understanding the various uses and applications of the products we sell. We operate a virtual call center from which our associates assist our customers by taking calls from their homes or from our support center in Watsonville, California. Our virtual call center supports sales generated through our eCommerce website, catalogs and stores, and provides customer service. Fulfillment of customer orders placed on the website or via our virtual call center is completed through our distribution centers, or in limited cases directly from the vendor to the customer.

We mail our catalogs to addresses from our proprietary customer list. In addition, we acquire potential customer names from a variety of sources. Our customer list is continually updated to include customer address changes and new customer prospects, and to eliminate non-responders and information of customers requesting to opt out of our marketing programs.

Foreign Sales

We promote and sell our marine products internationally through our Port Supply and Direct-to-Consumer segments. Through our Stores segment, we operate ten stores located in Canada. In addition, we have five franchised stores in Turkey. For each of 2012, 2011 and 2010, revenues from outside of the United States represented less than 5% of our total net revenues.

Customer Service

Offering exceptional customer service has been the cornerstone of West Marine since our beginning. We remain focused on the customer and providing great customer experiences. Many of our selling associates receive advanced product and technical training, empowering them to take great care of our customers. We will continue to listen to our customers and refine our business to meet their needs.

Merchandising

West Marine is committed to a broad assortment of merchandise that provides what our customers want, when they want it. Our merchandising department is responsible for vendor and product selections; and our planning and replenishment department is responsible for purchasing and managing inventory levels in our distribution centers and our stores. We also offer our customers the ability to special order products that we do not keep in inventory in our stores or at our distribution centers.

We purchased merchandise from more than 900 vendors during 2012 and realized savings through quantity purchases and direct shipments. In 2012, no single vendor accounted for more than 10% of our merchandise purchases, and our 20 largest vendors accounted for approximately 41% of our merchandise purchases. Generally, we purchase merchandise from our vendors on an order-by-order basis.

We continued to offer private label merchandise in 2012, which typically features higher gross margins than comparable branded products. Private label products, which we sell under the “West Marine,” “Black Tip,” “Third Reef,” “Pure Oceans,” "Lifesling", "SeaVolt," and “Seafit” brand names, usually are manufactured in Asia, the United States and Europe. We have a limited number of long-term contracts with our manufacturing sources and we compete with other companies for production facilities and import quota capacity.

Logistics

We operate two full service multi-channel distribution centers: a 472,000 square foot facility in Rock Hill, South Carolina and a 240,000 square foot facility in Hollister, California. Generally, vendors ship products to our distribution centers where merchandise is inspected and prepared for shipment to stores or shipped directly to customers in order to fulfill inventory or outstanding customer orders for all of our business segments (Stores, Port Supply, and Direct-to-Consumer). Some vendors ship products directly to our stores. We use various third-party domestic and international transportation methods, such as ocean, air and ground, including Company-owned vehicles. Our distribution centers utilize advanced material handling equipment and voice-picking technologies, as well as radio frequency systems, to enable real-time management of inventory.

Marketing

Our overall marketing objective is to provide a customer-driven marketing strategy that delivers compelling product offers that are designed to drive customer traffic and are aligned with the customers' needs and our mission statement, to acquire new customers and to increase sales and profit. Our approach is to integrate across shopping channels allowing the customer to choose where they prefer to research products and shop. We position the West Marine brand to stand for better selection, trust, friendly and knowledgeable service, product value and shopping convenience. We market our products and services through direct mail catalogs and flyers, email and mass media, including advertisements in boating specialty publications, newspapers and on the Internet.

Both the West Advantage free and paid memberships allow our customers to earn points on qualifying purchases for future discounts, exclusive offers and invitations to unique shopping events designed to reward our customers for their support and loyalty.

We are committed to working towards conserving marine resources, reducing our impact on the environment and promoting boating participation. West Marine is committed to being a leader in sustainability within the industry through our initiative "Blue Future" where we support marine conservation and promote "Green Boating". We participate in a number of boat shows and sponsor boating-related events each year. These events are designed to encourage participation in boating, increase the number of people enjoying the boating lifestyle, promote environmental responsibility and improve West Marine's brand recognition.

Competition

The market for marine supplies is highly competitive and our stores compete with other specialty boating supply stores, and a variety of local and regional specialty stores, sporting goods stores and mass merchants. Many of these competitors have stores in markets where we now operate. Also, we have a number of competitors engaged in the catalog, Internet and wholesale distribution of marine products. The principal factors of competition in our marketplace are selection, quality, availability, price, customer service, convenience and access to a wide variety of merchandise.

Trademarks and Service Marks

We own the trademarks and service marks "West Marine" and "Port Supply," among others. These marks and a number of others are registered with the U.S. Patent and Trademark Office and in certain foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. We have a license to use the "BoatU.S." tradename under a marketing agreement with the Boat Owners Association of the United States, although we have discontinued the use of the BoatU.S. tradename except in certain limited situations.

Associates

As of February 16, 2013, we had 3,955 associates, of whom 1,830 were full-time and 2,125 were part-time or temporary. A significant number of temporary associates are hired during the summer peak selling season. For example, West Marine employed 4,962 associates on June 30, 2012.

Available Information

West Marine's Internet address is *westmarine.com*. We make available, free of charge through the "Investor Relations" portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, including the exhibits thereto, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC.

Interested persons may also access copies of these reports through the SEC's website, *sec.gov*. We will furnish to our stockholders any exhibit to this annual report upon the written request of such stockholder and the payment of a specified fee, which is limited to our reasonable expenses.

We have adopted a code of ethics for our associates and Board of Directors, as well as an additional code of ethics for our senior financial officers (including our principal executive officer, principal financial officer and principal accounting officer). Copies of these codes of ethics are available on our website at *westmarine.com*, or printed copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. Any amendments to these codes of ethics, as well as any waivers that are required to be disclosed under the rules of the SEC or the NASDAQ Stock Market, are posted on our website.

ITEM 1A—RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks of which we are not yet aware, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Economic conditions in the U.S. and key international markets or other conditions leading to a decline in consumer discretionary spending may materially adversely impact our operating results.

We sell products and services that consumers tend to view as discretionary items rather than necessities. As a result, our results of operations tend to be more sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, consumers' ability to obtain credit, as well as fuel and energy costs could reduce consumer spending or change consumer purchasing habits. In the past three fiscal years, many of these factors adversely affected consumer spending and, consequently, our business and results of operations. A slowdown in the U.S. or global economy, continued economic and financial instability in Europe or an uncertain economic outlook could materially adversely affect consumer spending habits and our operating results in the future.

The domestic and international political situation also affects consumer confidence. The threat or outbreak of domestic or international terrorism, civil unrest or other hostilities could lead to a decrease in consumer spending. Similarly, an overly anti-business climate or sentiment could potentially lead consumers to decrease or shift their spending habits. Any of these events and factors could cause a decrease in revenue or an increase in inventory markdowns or certain operating expenses, which could materially adversely affect our results of operations.

An inability to find suitable new and expanded store sites or delays in new store openings could materially affect our financial performance.

In order to meet our growth objectives, we will need to secure an adequate number of suitable new or expanded store sites, typically near marinas or other locations readily accessible by boaters. We require that all proposed store sites satisfy our criteria regarding cost and location. In addition, we may experience increased competition for store sites and, at some point, exhaust available coastal locations for new stores. We cannot assure that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

Our expected financial performance is based on our new, remodeled, or expanded stores opening on expected dates. It is possible that events such as construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of God, discovery of contaminants or accidents could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our revenue growth, which, in turn, may adversely affect our future operating results.

We experience fluctuations in our comparable store sales.

Our comparable store sales have fluctuated significantly in the past on an annual and quarterly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales including boat usage, boating participation, current economic conditions, competition, the timing and release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors and others may cause our comparable store sales, customer traffic, and average order values to differ materially from prior periods and from expectations. Failure to meet the expectations of investors in one or more future periods could reduce the market price of our common stock.

We have undertaken a number of strategies designed to build our long-term strength. If one or more of these initiatives is unsuccessful, our profitability could be adversely affected.

Over the past few years, we launched a number of initiatives designed to increase sales and lower costs. These initiatives include optimizing our supply chain and inventory levels, closing under-performing stores with corresponding workforce adjustments, investing in our eCommerce website, expanding our merchandise assortments, investing in real estate optimization by expanding to more large format and flagship stores, expanding our wholesale business, improving the retail experience for our retail and wholesale customers, and placing emphasis on driving comparable store sales. To support these growth strategies, we are significantly increasing our investments in information technology infrastructure, adding key positions to our eCommerce and information technology departments, and investments in marketing to attract a broader base of customers. Each of these initiatives carries a certain level of risk, primarily related to increased expenses or reduced sales, which, when combined, could be material. If we fail to successfully execute one or more of these strategies, our profitability could be adversely affected.

Our eCommerce operations subject us to numerous risks that could have an adverse effect on our operating results.

We are also pursuing a heightened focus on technology to enhance our website and eCommerce business by broadening the selection of our online merchandise offering, improving product search performance, and increasing the overall speed of our website. Although revenues generated by eCommerce constitute a small, but increasing portion of our overall revenues, our eCommerce operations subject us to certain risks that could have an adverse effect on our operating results, including: diversion of traffic and sales from our stores; liability for online content; and risks related to the computer systems that operate our website and related support systems, such as computer viruses, electronic break-ins and similar disruptions. Also, changing regulations and laws governing the Internet and eCommerce transactions (including taxation, user privacy, data protection, pricing and electronic communications) could impede the growth of our eCommerce business and increase our cost of doing business. In addition, other risks beyond our control, such as entry of our vendors in the eCommerce business in competition with us, online security breaches and general economic conditions specific to eCommerce could have an adverse effect on our results of operations.

If we are not able to anticipate and respond to changing consumer preferences in a timely manner, our merchandise expansion strategy and our operating results could materially suffer.

Our merchandise expansion strategy focuses on growing sales in more discretionary categories, such as apparel, footwear, clothing accessories, fishing, cabin/galley and paddle sports equipment. These categories differ from our core merchandise categories, which are needs-based and more directly related to owning and caring for a boat, the supply and demand of which typically is based on the frequency and duration of boat usage. This merchandise expansion strategy depends, in large part, on our ability to successfully introduce new products to consumers and the level of consumer acceptance. Consumers continue to have a wide variety of choices in terms of how and where they purchase these products. Failure to accurately predict and adapt to constantly changing consumer tastes, preferences, spending patterns and other lifestyle decisions, or to effectively address consumer concerns, could have a material adverse effect on our revenue, results of operations and reputation with our customers.

Our results of operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters, such as hurricanes or extraordinary amounts of rainfall, or man-made disasters occur, especially during the peak boating season in our second and third fiscal quarters.

Our business is highly seasonal. The majority of our revenues occur between the months of April and August, which represent the peak boating months in most of our markets. Our annual results would be materially and adversely affected if our net revenues were to fall below expected seasonal levels during this period. Our business also is significantly affected by weather patterns. Unseasonably cool weather, prolonged winter conditions, extraordinary amounts of rainfall or natural or man-made disasters may decrease boating use in the peak season, resulting in lower maintenance needs and, therefore, decreased revenues.

Intense competition in the boating supplies, apparel, and outdoor recreation markets could reduce our revenue and profitability.

The retail market for recreational boating supplies and apparel is highly competitive. Our stores compete with other specialty marine supply stores. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. We also compete, to a lesser extent, with sporting goods stores and mass merchants. Our eCommerce and call center operations compete with other eCommerce and catalog retailers. We also have a number of competitors in the wholesale distribution of marine products. In addition, a key competitive factor in the marine supplies market is price. Increased online shopping and the availability and use of smart-phones or other mobile devices allow customers to compare prices more quickly than in the past. Online retail shopping is rapidly evolving, and we expect competition in the eCommerce market to intensify in the future as the Internet facilitates competitive entry and comparison shopping. Competitive pricing pressures have adversely affected our gross margins, and such pressures are expected to continue. In addition, if our competitors increase their spending on advertising and promotions relative to our spending, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. If we are unable to remain competitive in the key areas of customer service, the shopping experience across all channels, quality of products, depth of selection or store environment and location, we may lose market share to our competitors and our sales and profitability could suffer.

If any of our manufacturers, key vendors or third party service providers fail to supply us with merchandise or services, we may not be able to meet the demands of our customers or our business needs and our sales could decline.

We depend on merchandise purchased from our vendors, services provided by third parties, and merchandise sourced from third-party manufacturers to obtain products and services for our sales channels. Generally, we deal with our merchandise suppliers on an order-by-order basis and have limited long-term purchase contracts or other contractual assurances of continued supply or pricing. Accordingly, our vendors and manufacturers could discontinue selling products to us at any time. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other countries, and we source products from third-party manufacturers in these countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be within our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions, quotas, quality control, increased costs for raw materials, and trade issues. Also, there is a risk that certain of our vendors or third party service providers may experience financial difficulty resulting in inability to provide service or manufacture or deliver products or services to us in a timely manner. Additionally, changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms or inability or failure of our service providers to provide required services, could negatively impact our operating results. Our operating results also could suffer if we are unable to promptly replace a vendor, manufacturer or service provider who is unwilling or unable to satisfy our requirements with a vendor, manufacturer or service provider providing equally appealing products or services.

Our results of operations could materially deteriorate if we fail to attract, develop and retain qualified associates, or if we lose key management.

Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified associates, including general managers, assistant managers, eCommerce associates and store associates, who understand retail and appreciate boating and the boating lifestyle and are able to communicate knowledgeably with our customers. Qualified individuals of the requisite caliber and in the numbers needed to fill these positions may be in short supply in some areas. Historically, turnover rates in the retail industry are high in comparison to other industries. In particular, the relatively rural location of our support center in Watsonville, California, has on occasion limited our ability to attract and recruit candidates with required background and experience in the retail, information technology and eCommerce fields.

Also, if we are unable to hire and retain associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our associates currently are covered by collective bargaining agreements, we cannot guarantee that our associates will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified associates could require us to pay higher wages to attract a sufficient number of associates. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in associate turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

Our performance also depends largely on the efforts and ability of our senior management. We do not maintain any key-man life insurance for our senior management, including Matthew Hyde, our President and Chief Executive Officer. If we do not effectively implement our strategic and business planning processes to attract, retain, train and develop future leaders, our business may suffer. We rely on the experience of our senior management, who have specific knowledge relating to us and our industry that is difficult to replace. If unexpected leadership turnover occurs without adequate succession plans, the loss of the services of these individuals could negatively impact our ability to be able to successfully manage our business or achieve our growth objectives.

We must successfully order and manage our inventory to reflect customer demand in a volatile market and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends, increases in customer demand or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.

A natural disaster or other disruption at our support center or either of our distribution centers could cause us to lose merchandise or inhibit our ability to process orders and, therefore, make us unable to effectively deliver to our customers and retail stores.

We rely on the continuous operation of our support center in Watsonville, California, and our distribution centers in Hollister, California, and Rock Hill, South Carolina. Any natural disaster or other serious disruption to these operations due to fire, flood, earthquake, hurricane, terrorism or any other unforeseen circumstance could materially impair our ability to do business and adversely affect our financial position and future operating results.

We rely heavily on our information technology systems which exposes us to potential risks.

The efficient operation of our business is dependent on our information technology systems. During 2012, we implemented a new integrated point of sale and order entry management system. In the coming years, we will be making significant investments in our information technology infrastructure to upgrade and replace aging hardware and software, and we will be making significant investments in our eCommerce website as a growth strategy. The implementation of new systems and the ensuing business process change is frequently disruptive to the underlying business of an enterprise and can be time consuming and expensive. These implementations often require an increase in management responsibilities and could divert management attention. Any disruptions relating from our new processes and systems, or from any problems associated with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could cause us to incur substantial additional expenses that could adversely impact our operating results.

Reliance on our information technology systems exposes us to potential risks, such as interruptions due to natural disasters, cyber-attacks, unplanned data center and system outages, fraud perpetrated by malicious individuals or other causes. Our information technology systems and processes are hosted in two locations: our support center in Watsonville, California and at a co-location site outside of the state of California managed by a third-party provider. We intend to increase our reliance on information technology systems in order to improve our business processes and supply chain efficiencies and this includes implementation of new software and hardware. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

Security breaches, such as data breaches, data theft, unauthorized access or hacking, or inadvertent mishandling of sensitive data by our associates could compromise sensitive information belonging to us or our customers and could harm our business and reputation.

Our success depends, in part, on the secure and uninterrupted performance of our information technology systems. Our technology systems, as well as those of our service providers, are vulnerable to damage from a variety of sources including network and telecommunication failures, power outages, viruses, malicious human acts, natural disasters and human error. Sustained or repeated system outages that interrupt our ability to process orders and deliver products to our customers and our stores in a timely manner could have a material adverse effect on our results of operations and financial condition.

We store sensitive data, including our proprietary business information, customer and vendor information, and confidential associate information, in our on-site and co-location data centers and on our networks. Despite our security measures, our information technology and infrastructure, or that of our third party providers, may be vulnerable to attacks by hackers, cyber-attacks, or breached due to associate error, malfeasance or other disruptions that could result in unauthorized disclosure or loss of sensitive information. Any such security breach could cause us to be non-compliant with applicable laws or regulations, subject us to legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, any of which could adversely affect our business. Improper activities by third parties, advances in computer and software capabilities and encryption technologies, new tools and discoveries, and other new events or developments, may facilitate or result in a compromise or breach of our computer systems. Any such compromises or breaches could cause interruptions in our operations, damage our reputation, subject us to litigation, additional costs, fines or liabilities, and potentially hurt sales, revenues and profits.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing effort to battle identity theft and credit card fraud. We continue to work with our third-party providers and credit card issuers to assure that our products and services comply with the credit card association's security regulations. There can be no assurances, however, that our processes and systems, or those of our third-party providers, are invulnerable to unauthorized access or hacking. Unauthorized intrusion into portions of our computer systems, or those of our third-party providers that process and store information related to our customer transactions, may result in a data breach and theft of customer data.

We rely on processes, proprietary and commercially available systems as well as software, tools and monitoring to provide information technology security for processing, transmitting and storing confidential customer information, such as customer's payment cards and personal information. Furthermore, the systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and legally mandated by payment card industry standards, not by us. Compliance with these continually changing requirements may result in cost increases due to necessary system changes, security changes, administrative processes or technology changes, and such costs could adversely affect our financial position or results of operations.

Our founder and Chairman, Randolph K. Repass, beneficially owns approximately 30% of our common stock. As a result, his interests may differ from that of our other stockholders.

Randolph K. Repass, the Chairman of our Board of Directors, beneficially owns approximately 30% of our common stock. As a result, Mr. Repass has substantial influence in the election of directors of West Marine and, in general, the outcome of any matter submitted to a vote of our stockholders, including mergers, consolidations or the sale of all or substantially all of our assets. Due to his significant ownership position, Mr. Repass may be able, in concert with others, to prevent or to cause a change in control of West Marine.

We face periodic reviews, audits and investigations by government agencies and independent third parties, and these audits could have adverse findings, which may negatively impact our business.

We are subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including environmental, tax and customs agencies. Violation of the laws and regulations governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the suspension or revocation of our licenses, or the revision and recoupment of past payments made based on audit findings. In addition, certain third party suppliers have rights under their contracts with us to review and audit our use of their products, and an unfavorable audit could result an adverse and possibly material claim for payment. Many proceedings and audits raise complex factual and legal issues and are subject to uncertainties. If we become subject to material fines or other payments due and owing, the cost of defense, or if other sanctions and/or corrective actions are imposed upon us or if we incur significant costs to refute or defend against any such fine, claim or other sanction, our results of operations may be negatively impacted.

Our business and financial results may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, especially during our peak boating season, could reduce the sale of our products or materially affect our store locations, which are primarily located in coastal areas, through storm damage, reduced traffic, or increased insurance rates. Additionally, concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas emissions. For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers which, if adopted, may adversely affect the boating industry and the suppliers of our retail products. Laws enacted may increase production costs for many of our retail products and, therefore, the prices we pay to stock such products may increase. We may not be able to pass along these increased prices to our customers, which could adversely impact our business and financial results.

Our failure to comply with certain environmental regulations could adversely affect our business.

We sell paints, varnishes and other products that are subject to federal and state environmental laws and regulations concerning, among other things, registration, storage, distribution, transportation, handling and waste management of hazardous materials. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future. Our failure to comply with these regulations could result in fines and penalties and could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about the particular property or operation. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to an indemnity obligation could adversely impact our operating results.

Because we self-insure against certain risks and maintain high deductibles on certain of our insurance policies, our operating results may be adversely affected if we suffer a substantial casualty.

We believe that insurance coverage is prudent for risk management, and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure. With medical insurance, we have individual and aggregate stop loss insurance to protect us from large claims. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. For example, during fiscal year 2011, we experienced higher year-over-year health care claims. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

In 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act were signed into law. These laws changed the way health care is financed and extend medical benefits and coverage. Any additional extended coverage and/or any further changes in health care legislation may significantly increase our health care costs, which could have an adverse impact on our results of operations.

In addition, we insure our workers' compensation losses through a high deductible program. This high per-claim deductible permits us to maintain low premium rates but may result in unexpectedly high costs if actual losses greatly exceed the expected losses in a year, with a corresponding negative effect on our operating results.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP"). Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and decline in the market price of our common stock. We cannot provide assurance that we will be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

Failure to comply with the SEC's permanent injunction entered on consent against us could subject us to further SEC enforcement actions, which could adversely affect our business.

As previously disclosed, we were the subject of a formal investigation by the SEC's Division of Enforcement. We reached a consensual resolution of the SEC's civil complaint resulting in a permanent injunction (the "SEC Injunction") entered on August 31, 2009 in the U.S. District Court for the Northern District of California, San Jose Division. In agreeing to the entry of the SEC Injunction, we neither admitted nor denied the allegations in the SEC's complaint. The SEC Injunction, by its terms, permanently restrains and enjoins us from, among other things, (1) filing with the SEC any report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and rules and regulations adopted under the Exchange Act, that contains any untrue statement of a material fact, which omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or that omits to disclose any information required to be disclosed, (2) failing to make and keep accurate books, records and accounts, and (3) failing to devise and maintain an adequate system of internal accounting controls and procedures. Our failure to comply with any of the provisions of the SEC Injunction could adversely affect our business as a result of further SEC investigations, enforcement action, criminal prosecution and penalties, which could be significant.

The price of our common stock may be subject to volatile fluctuations based on fluctuations in our quarterly results, general economic and market conditions and by our ability to meet market expectations.

The market price of our common stock may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors, our ability to meet market expectations and other factors. Variations in the market price of our common stock may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. We cannot assure that the market price of our common stock will not fluctuate or decline significantly in the future.

Fluctuations in currency exchange rates may adversely impact our cash flows and earnings.

We operate retail stores located in Canada, and therefore our cash flows and earnings are exposed to currency exchange rate fluctuations between the U.S. dollar and the Canadian dollar. While we may attempt to limit our exposure to exchange rate changes by entering into short-term currency exchange contracts, there is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful. Our currency exchange gains or losses may adversely impact our cash flows and earnings. Additionally, adverse movements in currency exchange rates could result in a reduction in growth of international Direct-to-Customer sales, impacting our cash flows and earnings.

We might be involved in claims or disputes related to intellectual property that require us to protect our rights or defend against claims of infringement, may be costly to resolve, prevent us from protecting our brand, from selling challenged products, technology and/or services and seriously harm our operating results and financial condition.

We take precautionary measures to protect our brand, including registering our various trademarks in the United States and internationally and by relying on trade secret, patent, copyright and trademark laws and confidentiality agreements with our associates and other third parties, all of which offer only limited protection. We do not know whether the U.S. Patent & Trademark Office will grant federal registrations based on our pending trademark applications. Even if federal registrations are granted to us, our trademark rights may be challenged. It is also possible that our competitors or others will adopt trademarks similar to ours, thus impeding our ability to build brand identity and possibly leading to customer confusion. Despite our efforts, the steps we have taken to protect our intellectual proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Protecting against the unauthorized use of our trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business.

Furthermore, from time to time we have received communications from other parties asserting the existence of patent rights, copyrights, trademark rights or other intellectual property rights which they believe cover certain products we have developed and/or sell, as well as technology and/or services that we use in, or are relevant to, our business. The rate of patent infringement assertions both by operating entities and third party non-practicing entities (sometimes referred to as "patent trolls") is increasing, particularly in the United States and Canada.

We can be adversely affected by litigation, other proceedings or claims either brought by us to protect our rights or brought against us or against our manufacturers, suppliers or service providers alleging infringement of third party proprietary rights. Intellectual property disputes are often expensive to prosecute, defend or conduct, can be time-consuming, divert the time and attention of our technical and management personnel, and result in costly litigation. Additionally, claims against us, if successful, could require us to: pay substantial damages or royalties; comply with an injunction or other court order that could prevent us from offering certain of our products; seek a license for the use of certain intellectual property, which may not be available on commercially reasonable terms or at all; or obtain non-infringing products and/or technology, which could require significant effort and expense and ultimately may not be successful. There can be no assurance regarding the outcome of future legal proceedings, claims or investigations. The instigation of legal proceedings or claims, our inability to favorably resolve or settle such proceedings or claims, or the determination of any adverse findings against us in connection with such proceedings or claims could materially and adversely affect our business, financial condition and results of operations, as well as our business reputation.

Our business could suffer if a manufacturer fails to use acceptable labor practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor practices of our vendors and these manufacturers. The violation of labor or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations.

Additionally, certain of our products are subject to regulation and regulatory standards set by various governmental authorities with respect to quality and safety. These regulations and standards may change from time to time. Our inability to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and sales. Issues with the quality and safety of merchandise we sell, regardless of our culpability, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs.

We face the risk of exposure to product quality issues, product liability claims, product recalls and adverse publicity.

We market and distribute products purchased from third-party suppliers, including products which are marketed and resold under our private label brands. We may inadvertently resell product(s) that contain a defect which may cause property damage or personal injury to our end-user customers, which therefore exposes us to the risk of adverse publicity, product quality issues, product liability claims, and product recalls or other regulatory or enforcement actions, including those initiated by the U.S. Consumer Product Safety Commission, by state regulatory authorities or through private causes of action. We generally seek contractual indemnification and insurance coverage from our suppliers and we carry our own insurance. However, if the insurance coverage is not provided or adequate and/or the contractual indemnification is not provided by or enforceable against the supplier, product liability claims relating to the quality of or to defective and/or recalled products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the costs associated with defending such claims and/or the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury, could damage our brand identity and our reputation with existing and potential customers and have a material adverse effect on our business, financial condition and results of operations.

Changes in laws and regulations could increase our cost of doing business.

We are subject to a wide variety of laws and regulations in the United States and the other countries and jurisdictions in which we operate, and changes in the level of government regulation of our business have the potential to materially alter our business practices and/or our profitability. Changes in U.S. or foreign law that change our operating requirements with respect to sourcing or reselling products could increase our costs of compliance or make it too expensive for us to offer such products, which could lead to a reduction in revenue. Also, changing regulations and laws governing the Internet and eCommerce transactions (including taxation, user privacy, data protection, pricing and electronic communications) could impede the growth of our eCommerce business and increase our cost of doing business. In addition, changes in interpretations of laws or regulations, including interpretations that information, such as zip codes, constitute personally identifiable information could adversely impact industry practices related to collecting customer information. Any changes we make in the manner in which we collect such information could add significant costs, expose us to litigation, impact our marketing efforts, impede growth of our customer database and limit our customer-service offerings. Furthermore, changes in federal or state wage requirements (including changes in entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation) could adversely impact our ability to achieve our financial targets.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC promulgated final rules regarding disclosure of the use of certain minerals (tantalum, tin, gold and tungsten) known as conflict minerals, which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals and metals produced from those minerals. These new requirements will require due diligence efforts for the 2013 calendar year, with initial disclosure requirements effective in May 2014. There may be costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes or sources of supply as a consequence of such verification activities. We may also face reputational challenges if we are unable to verify the origins for any or all conflict minerals used in our products, or if we are unable to certify that our products are "conflict free."

We are subject to governmental export and import controls that could subject us to liability.

Many of the products we sell are sourced by our vendors and, to a limited extent, by us, in many foreign countries. In addition, we export merchandise to international customers. As a result, we are subject to the various risks of doing business in foreign markets and importing merchandise from abroad or exporting merchandise to customers abroad, such as: potential disruptions in supply; changes in duties, tariffs, quotas on imported and exported merchandise; strikes and other events affecting delivery; consumer perceptions of the safety of imported merchandise; concerns about human rights, working conditions and other labor rights and conditions in foreign countries where merchandise is produced; disruptions of shipping and international trade caused by natural and man-made disasters; significant delays in the delivery of cargo due to security considerations; compliance with laws and regulations concerning ethical business practices, such as the U.S. Foreign Corrupt Practices Act; and economic and political conditions or terrorist acts, or other problems in countries from or through which merchandise is imported and exported. Furthermore, in 2010, U.S. Customs and Border Protection completed its focused assessment related to our import practices during which certain deficiencies were identified. Although we have enhanced policies and procedures to address these deficiencies and to facilitate compliance with laws and regulations relating to doing business in foreign markets and importing merchandise from, and exporting merchandise abroad, such laws and regulations are highly complex and there can be no assurance that our associates, contractors, agents, vendors or other third parties with whom we do business will not violate such laws and regulations or our policies, which could adversely affect our operations or operating results.

Changes in accounting standards, interpretations or applications of accounting principles, and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results.

GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business including, but not limited to, inventory valuation adjustments, capitalized indirect costs, costs associated with exit activities, impairment of long-lived assets, workers' compensation reserves, and valuation allowances against our deferred tax assets, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. Additionally, changes in accounting principles and related accounting pronouncements, their interpretation and/or their application to our financial statements, particularly in light of the ongoing convergence of GAAP and International Financial Reporting Standards, could result in material charges to our financial statements.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Our executive offices and support center are located in a 104,000 square foot facility in Watsonville, California, which we occupy under a lease that expires in 2016. We operate a 240,000 square foot distribution center located in Hollister, California, under a lease that expires in 2021. We also operate a 472,000 square foot distribution center located in Rock Hill, South Carolina, under a lease that expires in 2017. At December 29, 2012, our 300 stores comprised an aggregate of approximately 2.7 million square feet of space. Nearly all of our stores are leased, typically for a five-year or 10-year initial term, with options to renew for at least one five-year period. In some leases, we pay a fixed rent, in others we have a period of fixed rent and then a rent charge that is either fixed, determined by fair market rent or determined by a consumer price index calculation. Substantially all of our leases require us to pay insurance, utilities, real estate taxes, repair and maintenance expenses and common area maintenance.

ITEM 3—LEGAL PROCEEDINGS

We are involved in various legal and administrative proceedings, claims and litigation and regulatory compliance audits arising in the ordinary course of business. Accordingly, material adverse developments, settlements or resolutions may occur and negatively impact our results in the quarter and/or fiscal year in which such developments, settlements or resolutions are reached. Based on the facts currently available, we do not believe that the disposition of any claims, regulatory compliance audits, legal or administrative proceedings that are pending or asserted, individually and in the aggregate, will have a material adverse effect on our financial position. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact our results of operations in any given period.

For any claims, regulatory compliance audits, legal or administrative proceedings where we have determined that a loss is probable, there is no material difference between the amount accrued and the reasonably possible amount of loss. For any such matters where a loss is reasonably possible, the range of estimated loss is not material.

ITEM 4—MINE SAFETY DISCLOSURE

None.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market (effective January 3, 2011) under the symbol "WMAR". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported by the NASDAQ Stock Market.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
High	$ 13.41	$ 12.41	$ 12.22	$ 10.75
Low	$ 10.35	$ 9.94	$ 9.67	$ 9.39
2011				
High	$ 13.36	$ 11.00	$ 10.43	$ 11.63
Low	$ 9.80	$ 9.85	$ 7.70	$ 7.01

As of February 28, 2013, there were approximately 6,180 holders of record of our common stock, and the last sale price reported on the NASDAQ Global Select Market was $12.51 per share. We have not paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is incorporated by reference from our definitive proxy statement for our 2013 annual meeting of stockholders.

The following graph compares the five-year cumulative total stockholder return on West Marine common stock with the five-year cumulative total return of (i) the NASDAQ Composite Index and (ii) peer companies in the Morningstar Industry Group—Specialty Retail index. The graph showing the Morningstar Industry Group—Specialty Retail was compiled and prepared for West Marine by Zacks Investment Research. We have been advised by Morningstar that Zacks Investment Research is the exclusive provider of Morningstar industry data for total return performance graphs. The index presented below consists of 79 specialty retailers.



180
160
140
120
100
80
60
40
20
0
DOLLARS
12/29/2007
1/3/2009
1/2/2010
1/1/2011
12/31/2011
12/29/2012
WEST MARINE, INC.
MORNINGSTAR INDUSTRY GROUP INDEX
NASDAQ COMPOSITE INDEX
COMPARISON OF 5 YEAR CUMMULATIVE TOTAL RETURN
ASSUMES $100 INVESTED ON DEC. 29, 2007
ASSUMES DIVIDEND REINVESTMENT
FISCAL YEAR ENDING DEC. 29, 2012

	12/29/2007	1/3/2009	1/2/2010	1/1/2011	12/31/2011	12/29/2012
West Marine, Inc.	$ 100.00	$ 50.55	$ 89.36	$ 117.29	$ 128.94	$ 118.51
Specialty Retail	100.00	58.75	97.33	124.15	119.10	152.87
NASDAQ Composite Index	100.00	61.60	86.52	102.22	101.42	117.07

The performance graph set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate it by reference, and will not otherwise be deemed to be soliciting material or to be filed under such Acts.

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated balance sheet data for 2012 and 2011 and consolidated statement of operations data for 2012, 2011 and 2010 have been derived from our consolidated financial statements for the fiscal years appearing elsewhere in this report and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and notes thereto in Item 8.

(in thousands, except per share and operating data)	2012	2011		2010	2009	2008	
Consolidated Statement of Operations Information:							
Net revenues	$ 675,251	$ 643,443		$ 622,802	$ 588,416	$ 631,258	
Income (loss) from operations	25,170	22,139	(1)	14,884	10,345	(22,932)	(2)
Income (loss) before income taxes	24,329	21,221	(1)	14,247	9,539	(25,270)	(2)
Net income (loss)	15,529	29,662	(1)	13,227	12,376	(38,800)	(2)(3)
Net income (loss) per share:							
Basic	$ 0.67	$ 1.30	(1)	$ 0.59	$ 0.56	$ (1.76)	(2)(3)
Diluted	0.65	1.27	(1)	0.57	0.50	(1.76)	(2)(3)
Consolidated Balance Sheet Information:							
Working capital	$ 220,871	$ 197,930		$ 176,616	$ 157,620	$ 183,223	
Total assets	354,268	335,657		308,886	292,237	314,592	
Long-term debt, net of current portion	—	—		—	—	47,000	
Operating Data:							
Stores open at year-end	300	319		327	335	344	
Comparable stores net sales increase (decrease)	3.3%	2.3%		6.3%	(3.6)%	(6.8)%	

(1) Includes a $15.7 million non-cash benefit from the release of substantially all of our valuation allowance against deferred tax assets (see Note 8 to our consolidated financial statement for further discussion).

(2) Includes the following items on a pre-tax basis: a $10.7 million charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion); a $2.9 million non-cash charge for impairment of long-lived assets; and $2.2 million of costs related to the settled SEC investigation.

(3) Includes the impact of a $23.2 million non-cash charge to provide a full valuation allowance against all net deferred tax assets, including 2008 additions to deferred tax assets.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the financial statements and supplementary data in Item 8.

Forward-Looking Statements

The statements in this Form 10-K that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to our future plans, expectations, objectives, performance and similar projections, such as statements regarding our earnings and growth in profitability and expectations relating to our ability to continue to manage our expenses and execute on our strategies in a relatively flat boating equipment market, as well as facts and assumptions underlying these statements or projections. These forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this report. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. These risks, uncertainties and other factors are discussed under risk factors in Item 1A of this report.

Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

We are the largest specialty retailer of boating supplies and accessories with 2012 net revenues of $675.3 million and net income of $15.5 million. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provides great customer experiences and offers the convenience of multi-channel shopping.

We are focused on the following key growth strategies during 2013:

- eCommerce: We are focusing on becoming an omni-channel retailer in order to maximize our future sales opportunities by offering exceptional service and convenience to our customers no matter how they prefer to shop with us. During 2012, we began making additional investments and changes in the organization to better support our eCommerce business and integrate it with our store retail operations in such key areas as marketing and merchandising. We also made changes in our promotional strategies (such as a reduced hurdle for free shipping), and rolled out our improved buy on-line-ship-to-store offering, all of which appear to have been met with good customer response. We experienced accelerating sales results during the year, with quarterly sales changes for the first, second, third and fourth quarters of 2012 equaling -0.7%, -0.4%, 9.1%, and 12.8%, respectively, when compared to comparable periods in 2011.
- Merchandise Expansion: This strategy builds on our core products and is intended to welcome a broader base of customers who are passionate about recreating on and around the water by providing customers a broader selection of authentic footwear, apparel, clothing accessories, fishing products and paddle sports equipment that satisfy the need for function both on and off the boat. We are offering this expanded assortment both in our larger-format stores and on our eCommerce website. During 2012, this group of products comprised approximately 15.2% of our net revenues, compared to approximately 13.9% last year, and 2012 overall product sales growth was 14.6%.
- Real Estate Optimization: With this strategy, we are evolving to having fewer, larger and more dominant stores in our major markets. These stores drive sales and profitability by allowing us to offer an improved shopping experience with greatly expanded assortments in generally better store locations. The larger scale of these locations also allows us to staff the stores with sales associates with more specialized product knowledge. During 2012, we opened ten stores in connection with this program. For the year, the net increase in sales at stores in optimized markets was $5.0 million. The net difference in retail square footage was a decrease of 11.4%, but 2012 sales at these ten locations grew by 16.9%.

We will be investing significant resources in support of these key growth strategies. This will include capital investments to improve our eCommerce website and to upgrade our information technology infrastructure to support our shift toward an omni-channel retail model designed to provide a seamless customer experience across all shopping channels. We will also incur additional investments in staffing to support execution in key areas such as information technology and eCommerce. In addition, there will be incremental investment in marketing which, along with a reallocation of some of our traditional media spending, is intended to reach out to a broader range of customers and grow our customer base. These strategies and investments are expected to better position us to deliver incremental sales and operating margin improvement over time.

We currently have three reportable segments: Stores; Port Supply; and Direct-to-Consumer. Our Stores segment generated approximately 90% of our 2012 net revenues. Our 300 Company-operated stores open at the end of 2012 are located in 38 states, Puerto Rico and Canada. In addition, we have five franchised stores located in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine equipment in the United States. Products shipped to Port Supply customers directly from our distribution centers represented approximately 4% of our 2012 net revenues. Our Direct-to-Consumer segment, which includes our retail eCommerce, direct mail catalogs and call center operations, offers customers around the world approximately 75,000 products, and it accounted for the remaining 6% of our 2012 net revenues.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net revenues:

	2012	2011	2010
Net revenues	100.0%	100.0 %	100.0%
Cost of goods sold	70.7%	71.2 %	71.8%
Gross profit	29.3%	28.8 %	28.2%
Selling, general and administrative expense	25.6%	25.4 %	25.8%
Store closures and other restructuring costs	—%	— %	—%
Impairment of long-lived assets	—%	— %	—%
Income from operations	3.7%	3.4 %	2.4%
Interest expense	0.1%	0.1 %	0.1%
Income before income taxes	3.6%	3.3 %	2.3%
Provision (benefit) for income taxes	1.3%	(1.3)%	0.2%
Net income	2.3%	4.6 %	2.1%

Fiscal 2012 compared with Fiscal 2011

Net revenues for 2012 were $675.3 million, an increase of 4.9%, compared to net revenues of $643.4 million for 2011. This increase was primarily due to a $16.7 million increase in comparable store sales and a $13.7 million increase related to our store optimization strategy, as discussed further below under "Segment revenues." From a merchandise perspective, sales increased in the electronics and fishing categories, which are primarily discretionary items, as well as in the apparel categories, which we attribute to our merchandise expansion strategy. We expect consumers will continue to carefully evaluate their needs-based boating purchases and their spending on discretionary items. In response, we will continue to focus on and invest in our eCommerce, Merchandise Expansion and Store Optimization strategies described above while closely managing selling, general and administrative ("SG&A") expense. Net income for 2012 was $15.5 million compared to net income for 2011 of $29.7 million. The decrease in net income was primarily attributable to the release of substantially all of our valuation allowance in 2011.

Segment revenues

Net revenues for the Stores segment increased $31.4 million, or 5.4%, to $610.2 million in 2012, primarily due to a $16.7 million, or 3.3% increase in comparable store sales. A driver of the comparable store sales was higher sales to wholesale customers through our store locations, which we believe resulted from our ongoing efforts to better serve this group of customers. In certain markets, our larger stores serve as hubs or regional distribution centers that offer better assortments and convenience with personal service and more delivery options for wholesale customers. Real estate activity connected with our store optimization strategy drove a $13.7 million increase in net revenues as stores opened during the fourth quarter of 2011 and stores opened during 2012 generated $59.0 million in sales, whereas stores closed during these same periods generated net revenues of $45.3 million last year, thereby effectively reducing revenues by such amount.

During 2013, we expect to open approximately two to four flagship stores, approximately four large format stores and one standard-sized store, Additionally, we plan to expand two existing stores with one becoming a flagship and the other a large format store. We also expect to close approximately 10 to 14 existing stores in connection with our real estate optimization strategy of evolving to having fewer, larger stores in many of our key markets. As a result of these actions, we expect that our overall store count will decline and our total selling square footage will increase slightly. In addition, we will continue with our practice of monitoring the operating performance and economics of all store locations and evaluating for closure any underperforming stores when the economics and other factors favor doing so.

Port Supply segment net revenues through our distribution centers decreased $1.3 million, or 4.8%, to $26.1 million in 2012 compared to 2011. However, sales to the wholesale customer group increased in our Stores segment. We believe the shift from Port Supply to Stores was driven by our ongoing efforts to better serve our wholesale customers through our store locations.

Net revenues from our Direct-to-Consumer segment increased $1.8 million, or 4.7%, to $38.9 million from higher sales through our website. The increased sales resulted from continued improvements to both our website and product delivery options as well as expanded product assortments. These enhancements drove higher traffic to the website and resulted in higher average order values per transaction.

Comparable store sales

Comparable store sales for 2012 increased by 3.3%, or $16.7 million, compared to 2011. Comparable store sales changes during the first, second, third and fourth quarters of 2012 were 4.3%. 2.1%, 4.9% and 2.1%, respectively. The overall comparable store trends were positive and relatively consistent across all geographic regions. Our merchandise expansion strategy contributed to the positive comparable store sales in all regions, with the footwear, apparel and fishing categories performing above the total comparable store results. In all regions, we continue to identify opportunities to expand and customize our fishing assortments, which have delivered sales growth in that category. While it appears the economy has stabilized generally, there remains some cautiousness surrounding the market for discretionary items, such as boating supplies and related merchandise.

Gross profit

Gross profit increased by $13.1 million, or 7.1%, to $198.1 million in 2012, compared to $184.9 million for 2011, primarily due to higher sales. Gross profit increased as a percentage of net revenues by 0.5% to 29.3% in 2012, compared to 28.8% in 2011, primarily due to the leveraging of occupancy expense by 0.5% on higher sales and a 0.1% improvement in shrink. These improvements were partially offset by a 0.1% increase in unit buying and distribution costs.

Selling, general and administrative expense

SG&A expense for 2012 was $172.8 million, an increase of $10.0 million, or 6.1%, compared to $162.9 million for last year. SG&A increased as a percentage of revenues to 25.6% in 2012, compared to 25.4% in 2011. Drivers of higher SG&A expense included: a $3.2 million increase in support expense related to our key growth strategies, which includes investments in information technology infrastructure and the eCommerce website; $3.1 million in higher store project expense reflecting the opening of ten stores this year compared to six stores last year; $1.4 million in higher training costs including West Marine University, our biennial Company-wide training event and store associate training programs; $1.3 million in higher advertising to support additional circulation of marketing materials, to perform market tests and for Grand Openings at our new locations; and $1.2 million in additional expense related to our Chief Executive Officer transition.

Interest expense

Interest expense was $0.8 million in 2012, slightly down from $0.9 million in 2011. This expense consists primarily of the amortization of commitment fees, as our borrowings were minimal in 2012. Cash provided by operating activities funded property and equipment investments with excess cash being used to pay down our seasonal use of debt. This was the primary driver of the outstanding bank borrowings in 2012.

Income taxes

Our effective income tax rate for 2012 was a provision of 36.2%, compared to a benefit of 39.8% in 2011. The year-over-year change in our effective tax rate was primarily due to the release of substantially all of our valuation allowance during the second quarter of 2011, resulting in a $15.7 million benefit in that year. Our effective tax rate is subject to change based on the mix of income from different state and foreign jurisdictions that tax at different rates, as well as the change in status or outcome of uncertain tax positions. We currently anticipate the effective tax rate for fiscal year 2013 will be a provision of approximately 40.0%. For more information, see Note 8 to our consolidated financial statements.

Fiscal 2011 compared with Fiscal 2010

Net revenues for 2011 were $643.4 million, an increase of 3.3%, compared to net revenues of $622.8 million for 2010. Sales increased in the electronics and fishing categories, which are primarily discretionary items, as well as in the apparel categories, which we attribute to our merchandise expansion strategy. During the first half of the year, sales of usage-based items, such as maintenance, engine parts and electrical products, were lower than the prior due to inclement weather in many markets; however, as we progressed through the remainder of the fiscal year, we saw increased sales and ended the year with higher sales in these categories. Net income for 2011 was $29.7 million compared to net income for 2010 of $13.2 million. The increase in net income was attributable to the release of substantially all of our valuation allowance discussed below under "Income taxes" and net revenues growth outpacing the costs of goods sold.

Segment revenues

Net revenues for the Stores segment increased $18.4 million, or 3.3%, to $578.9 million in 2011, primarily due to an $11.6 million, or 2.3%, increase in comparable store sales. A driver of the comparable store sales increase was higher sales to wholesale customers through our store locations, which we believe resulted from our ongoing efforts to better serve this group of customers through store locations. Real estate activity connected with our store optimization strategy drove an $8.9 million increase in net revenues as stores opened during the fourth quarter of 2010, and stores opened during 2011 generated $39.9 million in sales, whereas stores closed during these same periods generated net revenues by $31.0 million in the prior year, which effectively reduced revenues by such amount.

Port Supply segment net revenues through our distribution centers decreased $0.9 million, or 3.0%, to $27.5 million in 2011 compared to 2010. However, sales to the wholesale customer group increased in our Stores segment.

Net revenues from our Direct-to-Consumer segment increased $3.1 million, or 9.2%, to $37.1 million from higher sales through our website. The increased sales resulted from technology upgrades completed in 2010, expanded marketing offerings and product assortments, which drove higher traffic to the website and resulted in higher average order values per transaction.

Comparable store sales

Comparable store sales for 2011 increased by 2.3%, or $11.6 million, compared to 2010. Comparable store sales changes during the first, second, third and fourth quarters of 2011 were 2.7%, 0.0%, 3.9% and 4.3%, respectively. The overall comparable store trends were positive across geographic regions, with the strongest growth in the Southeast. Our merchandise expansion strategy resulted in positive comparable store sales across all regions, with the strongest results in the for-the-boater category.

Gross profit

Gross profit increased by $9.3 million, or 5.3%, to $184.9 million in 2011, compared to $175.6 million for 2010, primarily due to higher sales. Gross profit increased as a percentage of net revenues by 0.6% to 28.8% in 2011, compared to 28.2% in 2010, primarily due to a 0.3% reduction in unit buying and distribution costs and a 0.2% improvement in inventory shrink. Additionally, increased revenues allowed us to leverage our relatively fixed occupancy expenses by 0.1%. These improvements were partially offset by lower raw product margin, down 0.1%, driven by a shift in revenues to lower-margin categories, such as electronics.

Selling, general and administrative expense

SG&A expense for 2011 was $162.9 million, an increase of $2.0 million, or 1.3%, compared to $160.8 million for last year. SG&A decreased as a percentage of revenues to 25.4% in 2011, compared to 25.8% in 2010. Drivers of higher SG&A expense included: a $2.6 million loss contingency accrual related to a recently-finalized software license audit; $1.3 million in higher information technology spending, including costs to implement our new point-of-sale and order entry systems; a variable selling expense increase of $1.2 million primarily due to higher store payroll supporting the higher sales year-over-year; a $0.7 million increase in benefits costs, including higher year-over-year health care claims; and a $0.6 million unfavorable impact versus 2010 of foreign currency exchange. These increases in SG&A were partially offset by a $4.4 million reduction in accrued bonus expense in 2011 due to increased bonus target thresholds, reflecting higher performance expectations when compared to the target thresholds for fiscal 2010.

Interest expense

Interest expense increased $0.3 million, or 44.1%, to $0.9 million in 2011, compared to $0.6 million in 2010. The increase in interest expense was due to both higher commitment fees and higher average interest rates, although average outstanding bank borrowings were lower in 2011, compared to 2010. Cash provided by operating activities funded property and equipment investments with excess cash being used to pay down our seasonal use of debt. This was the primary driver of the lower average outstanding bank borrowings in 2011.

Income taxes

Our effective income tax rate for 2011 was a benefit of 39.8%, compared to a provision of 7.2% in 2010. The year-over-year change in our effective tax rate was primarily due to the release of substantially all of our valuation allowance during the second quarter of 2011, resulting in a $15.7 million benefit. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations. Given our improved financial performance in 2011 and expectations of future results at the time, we determined that there was sufficient positive evidence to support the release of the majority of the valuation allowance against our deferred tax assets in the second quarter of 2011. For more information, see Note 8 to our consolidated financial statements.

Liquidity and Capital Resources

Our use of cash to fund working capital, operating expenses, debt service and capital expenditures related primarily to the build-out of new stores and improvements in our information technology infrastructure. Funds generated by operating activities, available cash and our credit facility are our largest sources of cash. At the end of both 2012 and 2011, we were debt free. However, we may borrow against our credit facility during the first half of each year as we build inventory levels in preparation for the key boating season.

Working capital, the excess of current assets over current liabilities, increased to $220.9 million at the end of 2012, compared to $197.9 million at the end of 2011. The increase in working capital primarily was attributable to a $12.6 million higher cash balance at the end of 2012. In addition to the higher cash balance, assets held for sale increased by $4.3 million as the result of a reclassification from property and equipment. This reclassification was the result of an agreement we entered into to sell the vacant land and building of our former Ft. Lauderdale store, which closed when we opened our new flagship store in that market in November 2011. During the interim time, we had been marketing the site for lease. Working capital was also higher by $4.0 million at year-end 2012 due to lower accounts payable, which were lower due to the timing year-over-year of inventory purchases.

Operating Activities

During 2012, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities decreased year-over-year by $11.2 million to $26.0 million in 2012, compared to $37.2 million last year. The decrease in cash provided by operating activities was due primarily to changes in operating assets and liabilities, including increases of prepayments and other receivables compared to the prior year and decreases in accounts payable resulting from the timing of payments to vendors. Prepayments and other receivables increased due to payments for sales taxes and bank fees. Additionally, we experienced net income of $15.5 million in 2012 versus net income of $29.7 million in 2011. Non-cash charges to earnings in 2012 included depreciation and amortization of $15.3 million, stock-based compensation of $3.1 million and deferred income taxes of $1.6 million.

During 2011, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities increased year-over-year by $12.3 million to $37.2 million in 2011, compared to $24.9 million in 2010. The increase in cash provided by operating activities was due primarily to increases in cash provided by net income and reduced inventory levels, partially offset by an increase in cash used for accrued expenses. Cash used for inventory was lower due primarily to our continued focus on inventory management and ensuring the correct product assortment in each store based on customer demographics. Cash used for accrued expenses partially offset the increase in cash primarily as a result of lower accrued bonus expense given our increased bonus target thresholds in 2011 as compared to accrued bonus and related thresholds in fiscal 2010.

Investing Activities

In 2012, our capital expenditures were $17.8 million, primarily for new stores, store remodels, information technology and investment in supply chain efficiencies. We opened 10 new stores and remodeled four stores in 2012. During 2013, we expect to significantly increase capital spending, primarily in support of strategic growth initiatives which include new stores, store remodels and expansions, investing in our eCommerce website and information technology enhancements. We intend to fund our expansion through cash generated from operations and, if necessary, credit facility borrowings.

Financing Activities

Net cash provided by financing activities was $4.4 million in 2012, primarily consisting of a $4.9 million increase in cash from associate share-based compensation plans, partially offset by $0.6 million in cash used to pay loan costs associated with the first amendment to our amended and restated loan agreement. Net cash provided by financing activities was $2.4 million in 2011, attributed entirely to an increase in cash related to associate share-based compensation plans.

Credit Agreement

On November 30, 2012, we and certain of our subsidiaries, along with the lenders that are signatories thereto and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Retail Finance, LLC), as agent for the lenders, entered into a first amendment to our amended and restated loan and security agreement, to, among other things, amend the procedures by which we may request the issuance of letters of credit; reduce the interest rates applicable to borrowings under our amended and restated loan and security agreement; reduce the fee that we must pay on undrawn availability; extend the maturity of the agreement to November 30, 2017, and at our request, reduce the maximum available borrowing capacity from $140.0 million to $120.0 million. In addition, at our option and subject to certain conditions, we may increase our borrowing capacity up to an additional $25.0 million. All other material terms of the amended and restated loan and security agreement remained unchanged. The amount available to be borrowed is based on a percentage of our inventory (excluding capitalized indirect costs) and accounts receivable.

The revolving credit facility is available for general working capital and general corporate purposes. At our election, borrowings under the revolving credit facility will bear interest at one of the following options:

1. The prime rate, which is defined in the loan agreement as the highest of:
    a. Federal funds rate, as in effect from time to time, plus one-half of one percent;
    b. LIBOR rate for a one-month interest period plus one percent; or
    c. The rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate," or
2. The LIBOR rate quoted by the British Bankers Association for the applicable interest period.

In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The margin range for option (1) above is between 0.5% and 1.0% and for option (2) above is between 1.5% and 2.0%.

The loan agreement also imposes a fee on the unused portion of the revolving credit facility available. For 2012, 2011 and 2010, the weighted-average interest rate on all of our outstanding borrowings was 4.7%, 3.1% and 1.5%, respectively.

Although the loan agreement contains customary covenants, including, but not limited to, restrictions on our ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, our loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the amount we may borrow under our revolving credit facility at any given time is determined by the estimated value of these assets as determined by the lenders' appraisers. Additionally, we must maintain a minimum revolving credit availability equal to the greater of $7 million or 10% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date and the revolving credit facility could be terminated. As of December 29, 2012, we were in compliance with the covenants under our loan agreement.

At the end of 2012 and 2011, there were no amounts outstanding under our revolving credit facilities, and we had $91.7 million and $86.9 million, respectively, available for future borrowings. At the end of 2012 and 2011, we had $5.1 million and $8.3 million, respectively, of outstanding commercial and stand-by letters of credit. We strategically manage our debt over the course of our fiscal year. We incur seasonal fluctuations in our cash flows and, therefore, we incur debt as we build up our inventories for spring in order to maintain stock levels sufficient to fulfill customer needs and maximize sales during the main boating season. Additionally, we hire a significant number of temporary associates during the summer, our peak selling season. Our weighted-average outstanding balances for the first quarters of 2012 and 2011 were $0.1 million and $6.1 million, respectively. For our second quarters of 2012 and 2011, the weighted-average outstanding balances were $0.1 million and $13.4 million, respectively, and the third quarter weighted-average outstanding balances for both 2012 and 2011 were not material. The fourth quarter weighted-average outstanding balances for both 2012 and 2011 were not material.

We may borrow against our aggregate borrowing base up to the maximum revolver amount, which was $120.0 million at year-end 2012 and $140.0 million at year-end 2011. Our borrowing base at each of our last two fiscal year-ends consisted of the following (in millions):

	2012	2011
Accounts receivable availability	$ 4.4	$ 4.6
Inventory availability	108.3	106.6
Less: reserves	(5.4)	(5.6)
Less: minimum availability	(10.7)	(10.6)
Total borrowing base	$ 96.6	$ 95.0

Our aggregate borrowing base was reduced by the following obligations (in millions):

	2012	2011
Ending loan balance/(overpayment)	$ (0.2)	$ (0.2)
Outstanding letters of credit	5.1	8.3
Total obligations	$ 4.9	$ 8.1

Accordingly, our availability as of fiscal year end 2012 and 2011, respectively, was (in millions):

	2012	2011
Total borrowing base	$ 96.6	$ 95.0
Less: obligations	(4.9)	(8.1)
Total availability	$ 91.7	$ 86.9

Contractual obligations

Aggregate information about our unconditional contractual obligations as of December 29, 2012 is presented in the following table (in thousands).

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual cash obligations:					
Operating leases[1]	$ 271,849	$ 46,618	$ 78,091	$ 56,212	$ 90,928
Purchase commitments[2]	28,064	26,864	1,200	—	—
Bank letters of credit	5,444	5,444	—	—	—
Other long-term liabilities	3,129	2,485	644	—	—
	$ 308,486	$ 81,411	$ 79,935	$ 56,212	$ 90,928

(1) Operating lease amounts in this table represent minimum amounts due under existing agreements and exclude costs of insurance, taxes, repairs and maintenance.

(2) All but a limited number of our purchase commitments are cancelable by us without penalty; however, we do intend to honor these commitments.

We are party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-balance sheet arrangements

Operating leases are the only financing arrangements not reported on our consolidated balance sheets. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of December 29, 2012, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2012, approximately 65% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through August, which represents the peak months for boat buying, usage and maintenance in most of our markets.

Business Trends

During 2012, we continued to deliver consistent sales growth in each fiscal quarter. We believe this resulted from a combination of internal and external factors. Early in the year, we benefited from a relatively warm and dry spring in many of our markets, which drove sales of maintenance and other usage-related merchandise categories. As previously disclosed, we did not experience a material adverse impact on our results attributable to Hurricane Sandy, which affected the Northeastern part of the country in early November.

We saw a significant impact on results from our key growth strategies in eCommerce, merchandise expansion and real estate optimization, as outlined in the "Overview" section above. In 2013, in addition to focusing on implementing and building upon our key growth strategies, we also will continue to manage our business conservatively from an operating expense standpoint, while taking steps to remain flexible and to maximize sales in the face of varying marketplace demand.

Although we believe we have seen some recovery in customer boat usage and demand for higher-priced items, we believe that the ongoing uncertainty in economic conditions has had, and may continue to have, an adverse impact on discretionary consumer spending in an already challenging climate for the boating industry, and we believe that economic uncertainty could continue to have an impact on our sales, with corresponding risks to our earnings and cash flow in 2013 (see the "Fiscal 2012 Compared with Fiscal 2011 — Segment Revenues" discussion above). For 2013, we will continue to control expense growth and maximize cash flow by:

- continuing to control our operating expenses through variable expense management, along with reengineering and streamlining business processes, where applicable;
- continuing to improve the quality of our inventory by tightly controlling overstocked or discontinued goods;
- proceeding with our ongoing real estate optimization program, evolving to having fewer, larger stores with anticipated improved store economics;
- managing the business to the budget established for 2013, which reflects prudent investment in growth while focusing on expense control and emphasizing working capital management; and
- exploring methods and strategies to drive traffic, sales, conversion, and market presence.

More broadly, in order to better meet the needs of our customers and provide a better customer experience, we will be investing significant resources in support of our key growth strategies, including a 40% to 60% increase in our capital investments as compared to 2012. The majority of these additional investments are targeted to improve our eCommerce website and to continue to upgrade our information technology infrastructure. These strategies and investments support our shift toward an omni-channel retail model designed to provide a seamless customer experience across all shopping channels and to better position us to deliver incremental sales and operating margin improvement over time.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to our consolidated financial statements, in Item 8 of this report.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Valuation Adjustments		
We value our merchandise inventories at the lower of the cost or market value on an average cost basis. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of aged and discontinued product and historical analysis of items sold below cost. Lower of cost or market adjustments included in ending inventory at December 29, 2012 and December 31, 2011 were $2.7 million and $3.4 million, respectively.	Our lower of cost or market adjustments contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding forecasted consumer demand, the promotional environment, technological obsolescence and consumer preferences.	We have not made any material changes in our inventory valuation methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our lower of cost or market adjustments. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material. If we had to take additional markdowns of 10% on all items included in merchandise inventory write-downs at December 29, 2012, net income would be affected by approximately $0.7 million in the fiscal year then ended.
Inventory—Capitalized Indirect Costs		
Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. Capitalized indirect costs include freight charges for moving merchandise to warehouses or store locations and operating costs of our merchandising, replenishment and distribution activities. We recognize indirect costs included in inventory value as an increase in cost of goods sold as the related products are sold. Indirect costs included in inventory value at December 29, 2012 and December 31, 2011 were $18.7 million and $17.8 million, respectively.	Our capitalized indirect costs contain uncertainties because the calculations require management to make assumptions and to apply judgment relating to factors of our cost accounting system, the soundness of the underlying principles and their consistent application. In interim periods, the calculation of capitalized indirect costs requires management to estimate capitalized indirect costs, merchandise purchases and inventory levels for the full fiscal year.	We have not made any material changes in our capitalized indirect cost methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our capitalized indirect costs. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our expenses included in capitalized indirect costs at December 29, 2012 would have affected net income by approximately $1.1 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Vendor Allowances Receivable We establish a receivable and reduce inventory cost for income generated from vendor-sponsored programs, or vendor allowances, that is earned but not yet received from our vendors, which we calculate based on provisions of the programs in place. Due to the complexity of the individual agreements with vendors, we perform detailed analyses and review historical trends to determine an appropriate level for the vendor allowances receivable. Our receivable for vendor allowances at December 29, 2012 and December 31, 2011 was $3.0 million and $3.0 million, respectively, and is included in other current assets.	Our vendor allowances receivable contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including our ability to collect amounts due from vendors and in interim periods requires management to estimate future inventory purchases.	We have not made any material changes in the accounting methodology used to establish our vendor allowances receivable during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our vendor allowances receivable. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our estimate of our ability to collect vendor allowances at December 29, 2012 would have affected net income by approximately $0.1 million in the fiscal year then ended.
Costs Associated With Exit Activities We occasionally vacate stores prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the net present value of the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Our estimate of future cash flows is based on our analysis of the specific real estate market, including input from real estate firms; and economic conditions that can be difficult to predict. Costs associated with exit activities included in accrued expenses at December 29, 2012 and December 31, 2011 were $0.9 million and $1.1 million, respectively.	Our location closing liability contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.	We have not made any material changes in the accounting methodology used to establish our location closing liability during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our location closing liability or to our estimated sub-lease income at December 29, 2012 would have affected net earnings by approximately $0.1 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets		
Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are reviewed and evaluated quarterly. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future undiscounted cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. We may also accelerate depreciation over the asset's revised useful life if it is identified for replacement or abandonment at a specific future date. In fiscal year 2012 we did not have any non-cash charges for impairment of long-lived assets. In fiscal year 2011, we recorded a non-cash charge of less than $0.1 million for impairment of long-lived assets.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment in order to estimate future cash flows and asset fair values, including forecasting useful lives of the assets. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We believe we have approximately $0.1 million in net carrying value of assets held for use where an impairment charge is reasonably possible within the next twelve months.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Income Taxes		
We estimate our annual effective income tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. Our effective tax rate is subject to change based on the mix of income from different state and foreign jurisdictions that tax at different rates, as well as the change in status or outcome of tax audits. Our income tax returns are periodically audited by the taxing authority in the jurisdictions in which we operate; these audits include questions regarding our tax filings, including the timing and amount of deductions and allocation of income among the various jurisdictions.	The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our effective tax rate and our income tax exposure. Our effective income tax rate is affected by changes in tax law in the jurisdictions in which we currently operate, tax jurisdictions of new stores, company earnings and the results of tax audits.	Interpretations of and guidance surrounding income tax laws and regulations change over time. Although we believe that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Liabilities for Self Insurance or High Deductible Losses		
We are self-insured for certain losses, including those related to employee healthcare. However, we obtain third-party insurance coverage to limit our exposure to these claims. In other cases, we purchase commercial insurance, such as for workers' compensation and general liability claims. We insure workers' compensation losses through a high-deductible program, and we recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When estimating our liabilities relating to self-insurance or high-deductible insurance programs, we consider a number of factors, including historical claims experience, severity factors and actuarial analysis. Periodically, management reviews its assumptions and the valuations provided by actuarial analysis to determine the adequacy of our self-insured liabilities.	Liabilities for our self-insured losses or high-deductible insurance programs contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes to our self insurance accrual methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate these liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities and loss reserves relating to high-deductible insurance programs at December 29, 2012, would have affected net income by approximately $0.3 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Share-Based Compensation		
We have a share-based compensation plan under which we award non-qualified stock options and restricted stock. We also have an associate stock buying plan. For more information, see Note 2 to our consolidated financial statements in Item 8 of this report. We determine the fair value of our non-qualified stock option awards at the date of grant using the Black-Scholes Merton option-pricing model. We determine the fair value of our restricted stock awards and associate stock buying plan purchases using similar valuation techniques and the closing market price of our common stock. The fair value of our restricted stock units is based on the closing market price of our common stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.	We have not made any material changes in our methodology for determining fair value of stock options during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. A 10% change in our assumptions, such as volatility or expected term, for share-based compensation expense for the fiscal year ended December 29, 2012, would have affected net income by less than $0.1 million in the fiscal year then ended.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not undertake any specific actions to diminish our exposure to interest rate or currency rate risk, and we are not a party to any interest rate or currency rate risk management transactions. We do not purchase or hold any derivative financial instruments. We believe there has been no material change in our exposure to market risk from that discussed in the 2011 Form 10-K.

At the end of the 2012, we had no outstanding long-term debt and as such would not be impacted by a change in interest rates. In the fourth quarter of 2012, we entered into a five-year, amended and restated loan and security agreement pursuant to which the Company has up to $120.0 million in borrowing capacity, There are various interest rate options available, for more information, see Note 5 to our consolidated financial statements in Item 8 of this report.

Our only significant risk exposure is from U.S. dollar to Canadian dollar exchange rate fluctuations. A 10% increase in the exchange rate of the U.S. dollar versus the Canadian dollar would have an effect of reducing our pre-tax income and cash flows by approximately $0.8 million over the next year.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements due to error or fraud on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 29, 2012. In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has concluded that our internal control over financial reporting was effective as of December 29, 2012, based on the criteria set forth in Internal Control—Integrated Framework issued by the COSO.

Our internal control over financial reporting as of December 29, 2012 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included in this report.

/S/ MATTHEW L. HYDE	/S/ THOMAS R. MORAN
Matthew L. Hyde	**Thomas R. Moran**
President and Chief Executive Officer (principal executive officer)	**Senior Vice President and Chief Financial Officer (principal financial officer)**
March 7, 2013	March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
West Marine, Inc.

We have audited the internal control over financial reporting of West Marine, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 29, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 29, 2012 and December 31, 2011 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2012. Our report dated March 7, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
West Marine, Inc.

We have audited the accompanying consolidated balance sheets of West Marine, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Marine, Inc. and Subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), West Marine, Inc. and Subsidiaries' internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 7, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 7, 2013

WEST MARINE, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 29, 2012 AND DECEMBER 31, 2011
(in thousands, except share data)

	Fiscal Year-End	
	2012	**2011**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,542	$ 43,966
Trade receivables, net of allowances of $278 in 2012 and $301 in 2011	6,723	5,771
Merchandise inventories	194,332	193,375
Deferred income taxes	4,622	7,118
Assets held for sale	4,283	—
Other current assets	16,371	13,792
Total current assets	282,873	264,022
Property and equipment, net	59,532	60,746
Long-term deferred income taxes	8,392	7,800
Other assets	3,471	3,089
TOTAL ASSETS	$ 354,268	$ 335,657
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,074	$ 25,085
Accrued expenses and other	40,928	41,007
Total current liabilities	62,002	66,092
Deferred rent and other	13,858	13,922
Total liabilities	75,860	80,014
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; 23,777,030 shares issued and 23,746,140 shares outstanding at December 29, 2012 and 23,022,654 shares issued and 22,991,764 shares outstanding at December 31, 2011	24	23
Treasury stock	(385)	(385)
Additional paid-in capital	193,388	186,089
Accumulated other comprehensive loss	(791)	(727)
Retained earnings	86,172	70,643
Total stockholders' equity	278,408	255,643
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 354,268	$ 335,657

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(in thousands, except per share data)

	2012	2011	2010
Net revenues	$ 675,251	$ 643,443	$ 622,802
Cost of goods sold	477,145	458,444	447,161
Gross profit	198,106	184,999	175,641
Selling, general and administrative expense	172,837	162,860	160,838
Restructuring costs (recoveries) (Note 3)	99	(50)	(261)
Impairment of long-lived assets (Note 1)	—	50	180
Income from operations	25,170	22,139	14,884
Interest expense	841	918	637
Income before income taxes	24,329	21,221	14,247
Provision (benefit) for income taxes	8,800	(8,441)	1,020
Net income	$ 15,529	$ 29,662	$ 13,227
Net income per common and common equivalent share:			
Basic	$ 0.67	$ 1.30	$ 0.59
Diluted	$ 0.65	$ 1.27	$ 0.57
Weighted-average common and common equivalent shares outstanding:			
Basic	23,312	22,762	22,492
Diluted	23,771	23,286	23,014

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(in thousands)

	2012	2011	2010
Net income	$ 15,529	$ 29,662	$ 13,227
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment, net of tax of $0	(64)	22	(243)
Other comprehensive income (loss)	(64)	22	(243)
Total comprehensive income	$ 15,465	$ 29,684	$ 12,984

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(in thousands, except share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 2, 2010	22,345,983	$ 22	$ (385)	$ 177,459	$ 27,754	$ (506)	$ 204,344
Net income					13,227		13,227
Foreign currency translation adjustment, net of tax of $0						(243)	(243)
Common stock issued under equity compensation plan	195,758	1		3,522			3,522
Tax benefit from equity issuance, including excess tax benefit of $283				292			292
Sale of common stock pursuant to Associates Stock Buying Plan	83,452			618			618
Balance at January 1, 2011	22,625,193	$ 23	$ (385)	$ 181,891	$ 40,981	$ (749)	$ 221,761
Net income					29,662		29,662
Foreign currency translation adjustment, net of tax of $0						22	22
Common stock issued under equity compensation plan	282,813			3,733			3,733
Tax deficiency from equity issuance, including excess tax benefit of $347				(204)			(204)
Sale of common stock pursuant to Associates Stock Buying Plan	83,758			669			669
Balance at December 31, 2011	22,991,764	$ 23	$ (385)	$ 186,089	$ 70,643	$ (727)	$ 255,643
Net income					15,529		15,529
Foreign currency translation adjustment, net of tax of $0						(64)	(64)
Common stock issued under equity compensation plan	667,281	1		6,990			6,991
Tax deficiency from equity issuance, including excess tax benefit of $380				(389)			(389)
Sale of common stock pursuant to Associates Stock Buying Plan	87,095			698			698
Balance at December 29, 2012	23,746,140	$ 24	$ (385)	$ 193,388	$ 86,172	$ (791)	$ 278,408

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 29, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(in thousands)

	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	$ 15,529	$ 29,662	$ 13,227
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,301	14,314	14,926
Impairment of long-lived assets	—	50	180
Share-based compensation	3,128	2,394	2,506
Tax benefit (deficiency) from equity issuance	(389)	(204)	292
Excess tax benefit from share-based compensation	(380)	(347)	(283)
Deferred income taxes	1,588	(12,745)	(825)
Provision for doubtful accounts	223	54	80
Lower of cost or market inventory adjustments	925	1,154	1,966
Loss (gain) on asset disposals	103	(13)	192
Changes in assets and liabilities:			
Trade receivables	(1,175)	(220)	(119)
Merchandise inventories	(1,882)	7,059	(6,922)
Other current assets	(2,578)	2,946	3,066
Other assets	(164)	112	(582)
Accounts payable	(4,769)	(4,610)	(4,358)
Accrued expenses and other	329	(2,330)	(440)
Deferred items and other non-current liabilities	252	(47)	1,987
Net cash provided by operating activities	26,041	37,229	24,893
INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	122	64	71
Purchases of property and equipment	(17,953)	(17,710)	(14,139)
Net cash used in investing activities	(17,831)	(17,646)	(14,068)
FINANCING ACTIVITIES:			
Borrowings on line of credit	5,224	28,758	46,890
Repayments on line of credit	(5,224)	(28,758)	(46,890)
Payment of loan costs	(561)	—	(980)
Proceeds from exercise of stock options	3,863	1,339	1,017
Proceeds from sale of common stock pursuant to Associates Stock Buying Plan	698	669	618
Excess tax benefit from share-based compensation	380	347	283
Net cash provided by financing activities	4,380	2,355	938
Effect of exchange rate changes on cash	(14)	9	(23)
NET INCREASE IN CASH	12,576	21,947	11,740
CASH AT BEGINNING OF PERIOD	43,966	22,019	10,279
CASH AT END OF PERIOD	$ 56,542	$ 43,966	$ 22,019
Other cash flow information:			
Cash paid for interest	$ 693	$ 645	$ 475
Cash paid (refunded) for income taxes	7,222	3,547	(2,325)
Non-cash investing activities			
Property and equipment additions in accounts payable	999	1,757	1,465

See notes to consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS—West Marine Inc. and its consolidated subsidiaries ("West Marine" or the "Company," unless the context requires otherwise) is a specialty retailer of boating supplies and has three reportable segments—Stores, Port Supply (wholesale) and Direct-to-Consumer (retail eCommerce, direct mail catalogs, and call center)—which all sell aftermarket recreational boating supplies directly to customers. At December 29, 2012, West Marine offered its products through 300 Company-operated stores in 38 states, Puerto Rico, Canada and five franchised stores in Turkey, through its call center channel and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

YEAR-END—The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to December 31. Fiscal years 2012, 2011 and 2010 consisted of the 52 weeks ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. References to 2012, 2011 and 2010 are to the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

ACCOUNTING ESTIMATES—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of fixed assets; inventory obsolescence and shrinkage reserves; capitalized indirect inventory costs; allowance for doubtful accounts receivable; calculation of accrued liabilities, including workers' compensation and other self-insured liabilities; sabbatical liability, sales returns reserves, unredeemed gift cards and loyalty program awards; vendor consideration earned; fair value of share-based compensation instruments, income tax valuation allowances and uncertain tax positions; goodwill impairment; legal liabilities and other contingencies; and asset retirement obligations. Actual results could differ from those estimates.

INVENTORIES—Merchandise inventories are carried at the lower of cost or market on an average cost basis. Capitalized indirect costs include freight charges for transporting merchandise to warehouses or store locations and operating costs incurred for merchandising, replenishment and distribution activities. Indirect costs included in inventory value at the end of fiscal years 2012 and 2011 were $18.7 million million and $17.8 million, respectively. Indirect costs included in inventory value are recognized as an increase in cost of goods sold as the related products are sold.

Inventories are written down to market value when cost exceeds market value, based on historical experience and current information. Reserves for estimated inventory shrinkage based on historical shrinkage rates determined by the Company's physical merchandise inventory counts and cycle counts were $2.0 million and $2.3 million at the end of fiscal years 2012 and 2011, respectively. Reserves for estimated inventory market value below cost, based upon current levels of aged and discontinued product and historical analysis of inventory sold below cost, were $2.7 million and $3.4 million at the end of fiscal years 2012 and 2011, respectively.

DEFERRED CATALOG AND ADVERTISING COSTS—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from one month to 11 months. Advertising costs, which are included in selling, general and administrative ("SG&A") expense, are expensed as incurred and were $6.4 million, $6.0 million and $5.6 million in 2012, 2011 and 2010, respectively. The capitalized value of prepaid catalog and advertising costs on the Balance Sheet was immaterial as of December 29, 2012 and December 31, 2011, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3–7 years
Computer software and hardware	3–7 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement which is usually about 10 years.

ASSETS HELD FOR SALE—The Company entered into an agreement to sell the land and building of its former Ft. Lauderdale store during the third quarter of fiscal 2012. The location has been vacant since the Company's new flagship store opened in November 2011. During the interim time, the Company was actively marketing the site for lease. On September 28, 2012, the Company received an offer for the site and has accepted the purchase agreement price of $4.5 million. The sale is subject to customary closing conditions and closing costs and is expected to close in March 2013. These assets have been removed from property, plant and equipment and are presented in the current assets section of the balance sheet as assets held for sale. The Company does not expect a significant gain or loss on the sale.

CAPITALIZED INTEREST—The Company capitalizes interest on major capital projects. The Company did not capitalize interest in 2012 and capitalized $0.1 million in 2011.

CAPITALIZED SOFTWARE COSTS—Capitalized computer software, included in property and equipment, reflects costs related to internally-developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a period ranging from three to seven years.

INTANGIBLE ASSETS—The Company completes an impairment test annually or more frequently if evidence of possible impairment arises. No impairment was recognized in 2010, 2011 or 2012. Amortization expense for other intangible assets was less than $0.1 million in each of the years 2012, 2011 and 2010. Amortization expense in each of the next five years is not expected to be significant.

ASSET RETIREMENT OBLIGATIONS—The Company estimates the fair value of obligations to clean up and restore leased properties under agreements with landlords and records the amount as a liability when incurred. Liabilities for asset retirement obligations were $0.8 million as of December 29, 2012, $0.8 million as of December 31, 2011 and $0.7 million as of January 1, 2011. There were no significant changes attributable to the following components during the 2012, 2011, or 2010 reporting periods: liabilities incurred, liabilities settled, accretion expense, and revisions in estimated cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS—The Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded. The Company recorded no asset impairment charges in 2012, less than $0.1 million in 2011 and $0.2 million in 2010.

FACILITY CLOSING COSTS—The Company records an obligation for the present value of estimated costs that will not be recovered in the period a store, distribution center or other facility is closed. These costs include employment termination benefits, lease contract termination costs and the book value of abandoned property. For more information, see Note 3.

SELF-INSURANCE OR HIGH DEDUCTIBLE LOSSES—The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its associates. Liabilities associated with these risks are estimated primarily based on amounts determined by actuarial analysis, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

DEFERRED RENT—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about 10 years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are deferred and amortized to reduce rent expense over the expected life of the lease.

INCOME TAXES—Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between existing financial statement carrying amounts and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured at the tax rate expected to be in effect for the taxable years in which we expect those temporary differences to be recovered or settled. We recognize the effect of changes in tax rates on deferred tax assets and liabilities in the period that includes the enactment date of the change. In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and taxable income, and statutory income tax rates. The effective tax rate is adjusted as additional information becomes available. The effective rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements and changes in tax laws are recognized in the period in which they occur. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized. The Company also accounts for uncertainties in income taxes recognized in its financial statements. For more information, see Note 8.

SALES AND USE TAX—Net revenues are recorded net of sales and use taxes. Net sales and use taxes are collected and remitted to all jurisdictions in which the Company has a physical presence in accordance with state, provincial and local tax laws.

FAIR VALUE OF FINANCIAL INSTRUMENTS—Fair value of financial instruments represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The fair value hierarchy prescribed under accounting principles generally accepted in the United States, or GAAP, contains three levels, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of December 29, 2012, the entire $56.5 million of the Company's cash consisted of cash on hand and bank deposits and was classified within Level 1 because they were valued using quoted market prices. As of December 31, 2011, the entire $44.0 million of the Company's cash consisted of cash on hand and bank deposits and was classified within Level 1 because they were valued using quoted market prices.

REVENUE RECOGNITION—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at store locations. Revenue is recognized when merchandise shipped from a warehouse is received by the customer, based upon the estimated date of receipt by the customer. Reserves for sales returns were as follows:

	2012	2011	2010
		(in thousands)	
Reserve for product sales returns—beginning balance	$ (1,082)	$ (995)	$ (924)
Additions	(1,702)	(1,792)	(1,614)
Deductions	1,655	1,705	1,543
Reserve for product sales returns—ending balance	$ (1,129)	$ (1,082)	$ (995)

ACCOUNTS RECEIVABLE—Accounts receivable consists of amounts owed to West Marine for sales of services or goods on credit for our wholesale customers. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. The Company determines this allowance based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the economic risks for certain customers. The allowances for doubtful accounts receivable were as follows:

	2012	2011	2010
		(in thousands)	
Allowance for doubtful accounts receivable—beginning balance	$ (301)	$ (431)	$ (580)
Additions	(788)	(687)	(701)
Deductions and other adjustments	811	817	850
Allowance for doubtful accounts receivable—ending balance	$ (278)	$ (301)	$ (431)

The Company's policy for writing off uncollectible trade accounts receivables consists of systematic follow-up of delinquent accounts (over 90 days past the customer's terms of sale) and management review of accounts over a set dollar amount.

UNREDEEMED GIFT CARDS—Aggregate sales of gift cards for fiscal years 2012, 2011 and 2010 were $18.7 million, $15.4 million and $14.4 million, respectively. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called breakage. Breakage for unused gift cards is recognized using the redemption recognition method. Under this method, we estimate breakage based on Company-specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to be unused and not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income for 2012, 2011 and 2010 was $0.8 million, $0.6 million and $0.5 million, respectively, and is included as net revenues in the Company's operating results.

WEST ADVANTAGE CUSTOMER LOYALTY PROGRAMS—The Company has a customer loyalty program which allows members to earn points on qualifying purchases. Points earned entitle members to receive certificates that may be redeemed on future purchases through any retail sales channel. A liability is recognized and recorded as a reduction of revenue at the time the points are earned, based on the retail value of certificates projected to be redeemed, less the applicable estimate of breakage based upon historical redemption patterns.

COST OF GOODS SOLD—Cost of goods sold includes costs related to the purchase, transportation and storage of merchandise, shipping expense and store occupancy costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related products are sold.

COMPREHENSIVE INCOME (LOSS)—Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity. The Company's comprehensive income consists of net income and foreign currency translation adjustments for all periods presented.

FOREIGN CURRENCY—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. West Marine Canada's functional currency is the Canadian dollar. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of other comprehensive income in the Consolidated Statements of Stockholders' Equity. Gains (losses) from foreign currency transactions included in SG&A expense for 2012, 2011 and 2010 were $0.1 million, $(0.2) million and $0.4 million, respectively.

ACCRUED EXPENSES—Accrued expenses consist of the following (in thousands):

	2012	2011
Accrued compensation and benefits	$ 12,184	$ 10,617
Accrued bonus	4,705	3,560
Unredeemed gift cards	6,765	6,585
Other accrued expenses	17,274	20,245
Accrued expenses	$ 40,928	$ 41,007

NET INCOME PER SHARE—Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if unvested restricted shares and outstanding options to purchase common stock were exercised. Options to purchase approximately 0.5 million shares, 2.2 million shares and 2.1 million shares of common stock that were outstanding in 2012, 2011 and 2010, respectively, have been excluded from the calculation of diluted income per share because inclusion of such shares would be anti-dilutive.

The following is a reconciliation of the Company's basic and diluted net income per share computations (shares in thousands):

	2012		2011		2010	
	Shares	Net Income Per Share	Shares	Net Income Per Share	Shares	Net Income Per Share
Basic	23,312	$ 0.67	22,762	$ 1.30	22,492	$ 0.59
Effect of dilutive stock options	459	(0.02)	524	(0.03)	522	(0.02)
Diluted	23,771	$ 0.65	23,286	$ 1.27	23,014	$ 0.57

DERIVATIVE INSTRUMENTS—The Company did not purchase or hold any derivative financial instruments during the three years ended December 29, 2012.

CASH AND CASH EQUIVALENTS—Cash consists entirely of cash on hand and bank deposits, of which approximately $54.3 million exceeded FDIC insurance limits as of December 29, 2012. As of December 29, 2012, the Company had no cash equivalents. As of December 31, 2011, approximately $42.6 million exceeded FDIC insurance limits. As of December 31, 2011, the Company had no cash equivalents.

We had no outstanding checks in excess of funds on deposit (book overdrafts) at December 29, 2012.

SABBATICAL LEAVE—Certain full-time associates are eligible to receive sabbatical leave after each 10 years of continuous employment. The estimated sabbatical liability is based on a number of factors, including actuarial assumptions and historical trends. In fiscal years 2012 and 2011, the Company had a recorded liability of $1.0 million and $0.9 million, respectively, as an estimate of accumulated sabbatical leave as of the respective balance sheet dates.

NOTE 2: SHARE-BASED COMPENSATION

West Marine's Omnibus Equity Incentive Plan (the "Plan") is intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of associates and non-employee directors upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent. The Plan permits a variety of compensation methods, including non-qualified stock options, incentive stock options, restricted stock, restricted stock units and other share-based awards. All associates and non-employee directors are eligible to participate under the Plan, with the exception of Randolph K. Repass, Chairman of the Company's Board of Directors and a significant, but not controlling, stockholder. At year-end 2012, 10,300,000 shares of common stock had been reserved under the Plan and 1,836,467 shares were available for future issuance.

The Company recognizes compensation expense for share-based payments based on the grant date fair value of the awards. Share-based payments consist of stock option grants, restricted share awards, restricted stock units and Associates Stock Buying Plan ("Buying Plan") issuances, each as described further below.

Share-based compensation expense for 2012, 2011 and 2010 was approximately $3.1 million, $2.4 million and $2.5 million, respectively, of which expense for stock options was $1.9 million, $1.8 million and $2.2 million in 2012, 2011 and 2010, respectively. In 2012, the Company recognized $0.4 million in tax benefits from stock options exercised, restricted stock vested and disqualifying Buying Plan transactions, of which $0.4 million was recognized as excess tax benefits in additional paid-in capital and $0.4 million was recognized as cash flow from financing activities. In 2011, the Company recognized $0.2 million in tax benefits from stock options exercised, restricted stock vested and disqualifying Buying Plan transactions, of which $0.3 million was recognized as excess tax benefits in additional paid-in capital and $0.3 million was recognized as cash flow from financing activities. In 2010, the Company recognized $0.3 million in tax benefits from stock options exercised, restricted stock vested and disqualifying stock purchase plan transactions, of which $0.3 million was recognized as excess tax benefits in additional paid-in capital and $0.3 million was recognized as cash flow from financing activities. The tax benefit was included in the Company's consolidated statement of operations for the same period. Share-based compensation of $0.5 million was included in capitalized indirect inventory in 2012, $0.4 million in 2011 and $0.3 million in 2010.

Included in cost of goods sold and SG&A expense is share-based compensation expense, net of estimated forfeitures, that have been included in the statements of operations for all share-based compensation arrangements as follows:

(in thousands)	2012	2011	2010
Cost of goods sold	$ 542	$ 409	$ 334
Selling, general and administrative expense	2,586	1,985	2,172
Share-based compensation expense	$ 3,128	$ 2,394	$ 2,506

Stock Options

West Marine awards options to purchase shares of common stock to its non-employee directors and to certain eligible associates employed at the time of the grant. For fiscal 2007 through 2010, options granted to associates under the Plan vested over three years and expire five years following the grant date. Grants in 2006 vested over four years and generally expired five years from the grant date. Grants in 2011 and 2012 vest over three years and expire seven years from the grant date. Prior to 2011, options granted to non-employee directors vested after six months and expire five years from the grant date. Options granted to non-employee directors in 2012 vest after one year and expire seven years from the grant date. Options granted to non-employee directors in 2011 vested after six months and expire seven years from the grant date. The Company has determined the fair value of options awarded by applying the Black-Scholes Merton option pricing valuation model and using following assumptions:

	2012	2011	2010
Expected price volatility	49%	49%	51%
Risk-free interest rate	0.5% - 0.6%	1.4%	0.9% - 1.7%
Weighted-average expected term (years)	4.5	4.5	3.5
Dividend yield	—	—	—

Expected price volatility: This is the percentage amount by which the price of West Marine common stock is expected to fluctuate annually during the estimated expected life for stock options. Expected price volatility is calculated using historical monthly closing prices over a period matching the weighted-average expected term, as management believes such changes are the best indicator of future volatility. An increase in expected price volatility would increase compensation expense.

Share issuance: The Company's policy is to issue new shares of common stock for purchase under the Plan. Shares of common stock are authorized by the Company's Board of Directors, subject to stockholder approval, for issuance under the Plan. Subject to adjustment, the maximum number of shares currently available for grant under the Plan may not exceed 10,300,000 shares.

Risk-free interest rate: This is the U.S. Treasury zero-coupon rate, as of the grant date, for issues having a term equal to the expected life of the stock option. An increase in the risk-free interest rate would increase compensation expense.

Expected term: This is the period of time over which stock options are expected to remain outstanding. The Company calculates expected term based on the average of the vesting period and the full contractual term. An increase in the expected term would increase compensation expense.

Dividend yield: The Company historically has not made any dividend payments nor does it expect to pay dividends in the foreseeable future. An increase in the dividend yield would decrease compensation expense.

A summary of the Company's stock option activity in 2012, 2011 and 2010 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Option Grant Date Fair Value
Outstanding at year-end 2009 (1,969,741 stock options exercisable at a weighted-average exercise price of $15.32)	3,636,572	11.37	5.80
Granted	734,875	10.95	4.12
Exercised	(184,995)	5.49	2.82
Forfeited	(79,856)	8.11	2.89
Expired	(354,795)	18.84	12.00
Outstanding at year-end 2010 (2,238,084 stock options exercisable at a weighted-average exercise price of $12.85)	3,751,801	10.93	5.08
Granted	452,887	10.36	4.27
Exercised	(270,721)	4.95	1.77
Forfeited	(96,340)	8.56	3.18
Expired	(303,087)	13.71	5.57
Outstanding at year-end 2011 (2,492,684 stock options exercisable at a weighted-average exercise price of $11.72)	3,534,540	11.14	5.24
Granted	361,636	10.69	4.28
Exercised	(642,246)	6.07	2.04
Forfeited	(35,256)	10.01	3.91
Expired	(701,943)	15.92	7.84
Outstanding at year-end 2012 (1,678,468 stock options exercisable at a weighted-average exercise price of $11.25)	2,516,731	11.05	5.21

The weighted-average grant date fair value of options granted in 2012, 2011 and 2010 was $4.28, $4.27 and $4.12 per share, respectively. The aggregate fair value of options vested during 2012, 2011 and 2010 was $3.3 million, $4.2 million and $5.4 million, respectively.

As of market close December 29, 2012, the aggregate intrinsic value for stock options outstanding was $4.1 million, and $3.9 million for exercisable options. The total intrinsic value of options actually exercised was $3.0 million in 2012, $1.3 million in 2011 and $0.9 million in 2010. In 2012, the weighted-average grant date fair value of options granted was $4.28 per share. There were 1,103,102 options that vested in 2012 with an aggregate grant date fair value of $3.3 million. At December 29, 2012, unrecognized compensation expense for stock options, net of expected forfeitures, was $2.5 million, with a weighted-average remaining expense recognition period of 1.8 years.

Additional information for options outstanding at year-end 2012 is as follows:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Shares Underlying	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 0 – $ 7.00	705,786	1.0	$ 5.25	705,786	1.0	$ 5.25
7.01 – 10.75	683,071	5.8	10.31	141,742	5.4	10.35
10.76 – 15.54	776,599	2.8	11.35	479,665	2.2	11.40
15.55 – 22.00	167,195	0.4	16.22	167,195	0.4	16.22
22.01 – 29.70	184,080	1.2	29.50	184,080	1.2	29.50
$ 0 – 29.70	2,516,731	2.8	$ 11.05	1,678,468	1.7	$ 11.25

At December 29, 2012, there were 1,787,251 stock options expected to vest in the future, with an intrinsic value of $2.9 million, a weighted-average exercise price of $9.16 per share and a weighted-average remaining contractual term of 0.8 years.

Restricted Share Awards

The Plan also provides for awards of shares to eligible associates and non-employee directors that are subject to restrictions on transfer for a period of time ("restricted shares"). Vesting of restricted shares for eligible associates and non-employee directors is subject to continuing service to West Marine. Restricted shares granted to non-employee directors in 2011 vest 100% one year after the grant date. No restricted shares were awarded in 2012. Compensation expense for restricted share awards was $0.1 million in 2012. There was no unrecognized compensation expense for unvested restricted share awards, net of expected forfeitures, in 2012. A summary of restricted share activity in 2012, 2011 and 2010 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at year-end 2009 (weighted-average remaining vesting period of 0.4 years)	7,025	5.97
Granted	7,303	10.60
Vested	(7,025)	5.97
Forfeited	—	
Unvested at year-end 2010 (weighted-average remaining vesting period of 0.5 years)	7,303	10.60
Granted	13,347	9.95
Vested	(7,303)	10.60
Forfeited	—	
Unvested at year-end 2011 (weighted-average remaining vesting period of 0.5 years)	13,347	9.95
Granted	—	
Vested	(13,347)	9.95
Forfeited	—	
Unvested at year-end 2012	—	—

The weighted-average grant date fair value of restricted shares granted in 2011 and 2010 was $9.95 and $10.60 per share, respectively. There were no restricted shares granted in 2012. The total fair value of restricted shares vested in 2012, 2011 and 2010 was $0.1 million, $0.1 million and less than $0.1 million, respectively.

Restricted Stock Units

The Plan also provides for awards of restricted stock units ("RSU's") to eligible associates and non-employee directors that are subject to the recipient's continuing service to the Company. RSU's granted to eligible associates in 2011 and 2012 vest over a three-year period at the rate of 33%, 33% and 34% on the anniversary of the grant date. RSU's granted to eligible non-employee directors in 2012 vest on the one-year anniversary of the grant date. Compensation expense for RSU's was $0.9 million in 2012. Unrecognized compensation expense for unvested RSU's, net of expected forfeitures, was $2.2 million in 2012. A summary of RSU activity in 2012 and 2011 is as follows:

	Number of RSU's	Weighted Average Grant Date Fair Value
Unvested at year-end 2010	—	
Granted	134,544	10.36
Vested	—	
Forfeited	(1,406)	10.36
Unvested at year-end 2011 (weighted-average remaining vesting period of 2.4 years)	133,138	10.36
Granted	188,001	10.56
Vested	(44,052)	
Forfeited	(2,236)	10.34
Unvested at year-end 2012 (weighted-average remaining vesting period of 2.0 years)	274,851	10.50

The weighted-average grant date fair value of RSU's granted in 2012 and 2011 was $10.56 and $10.36 per share. The total fair value of RSUs vested in 2012 was $0.5 million.

Associates Stock Buying Plan

The Company has a Buying Plan under which all eligible associates may elect to participate on semiannual grant dates. Participating associates purchase West Marine shares at 85% of the lower of the closing price on (a) the grant date or (b) the purchase date. The Buying Plan includes a twelve calendar month holding period for all purchases beginning on the date on which shares are purchased by participants under the Buying Plan. The number of shares purchased under the Buying Plan in 2012, 2011 and 2010 were 87,095, 83,758 and 83,452, respectively. Expense recognized in 2012 was $0.2 million. Expense recognized in each of the years 2011 and 2010 was $0.3 million. Shares available for future issuance under the Buying Plan at the end of 2012, 2011 and 2010 were 504,743, 591,838 and 675,596, respectively. Assumptions used in determining the fair value of shares issued under the Buying Plan during 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Expected price volatility	39%-49%	36%-67%	52%-60%
Risk-free interest rate	0.1%-0.2%	0.1%	0.2%-0.3%
Weighted-average expected term (years)	0.5	0.5	0.5
Dividend yield	—	—	—

Manager Share Appreciation Plan

During 2012, West Marine introduced and awarded a new form of compensation, the Manager Share Appreciation Plan ("MSAP"). This award is a long-term cash incentive intended to both motivate and reward certain West Marine Associates. The MSAP award is a cash incentive which is tied to appreciation in West Marine's stock price. The appreciation on MSAP awards is capped. The plan is cash-settled plan and earned by associates over a number of years; therefore, it is within the scope of Accounting Standards Codification 718, Compensation - Stock Compensation because the amount earned by the associates is based on the price of the Company's stock. Additionally, since the award is settled in cash, the fair value of the award is recorded as a liability, rather than equity. As such, the Company re-measures the awards at fair value each reporting period until the award is settled. The awards vest 33%, 33% and 34% over a three-year period.

Fair value was determined using a Monte Carlo simulation model. A Monte Carlo simulation is a generally accepted statistical technique used, in this instance, to simulate a range of possible future stock prices for West Marine. These stock prices are used to determine the fair values of the awards that have been granted. The Company is using the forfeiture rate of its non-qualified stock options, since the Company does not have sufficient history of the MSAP awards. The Company believes this is a reasonable interim assumption until the Company has sufficient forfeiture history on these awards. The fair value of the award at December 29, 2012 was $2.04 per award. Assumptions used in determining the fair value of the MSAP awards during 2012 were as follows:

	2012
Expected price volatility	45%
Risk-free interest rate	0.6%
Weighted-average expected term (years)	4.2
Dividend yield	—

There were 162,125 grants of MSAP awards on June 1, 2012, to eligible associates. During 2012, there were 13,375 MSAP forfeitures resulting in net MSAP shares of 148,750. The MSAP compensation expense recorded for 2012 was $0.1 million and the corresponding liability at December 29, 2012 was also $0.1 million.

NOTE 3: RESTRUCTURING COSTS

Restructuring charges include severance costs, lease termination fees, legal and professional fees paid for lease termination negotiations, and other costs associated with the closure of facilities that are part of formal restructuring plans. Severance benefits are detailed in approved severance plans, which are specific as to number, position, location and timing. In addition, severance benefits are communicated in specific detail to affected employees and are unlikely to change when costs are recorded. Costs are recognized over the period services are rendered, otherwise they are recognized when they are communicated to the employees. These costs are not material to any reportable segment. Other associated costs, such as legal and professional fees, are expensed as incurred. Accrued liabilities related to costs associated with restructuring activities outstanding as of December 29, 2012 were $0.9 million. Restructuring charges are expected to be fully paid by April 2019, and the cumulative amount incurred through December 29, 2012 is $20.2 million. The restructuring charges are reflected on the consolidated statement of income on the restructuring costs (recoveries) line.

Costs and obligations (included in "Accrued liabilities" in the Company's consolidated balance sheets) recorded in 2012, 2011 and 2010 in conjunction with the restructuring costs are as follows (in thousands):

	Termination Benefits and Other Costs	Store Lease Termination Costs	Total
Ending balance, January 2, 2010	$ 590	$ 3,936	$ 4,526
Reduction in charges	(45)	(216)	(261)
Payments	(252)	(1,771)	(2,023)
Ending balance, January 1, 2011	$ 293	$ 1,949	$ 2,242
Charges (reduction in charges)	19	(69)	(50)
Payments	(152)	(976)	(1,128)
Ending balance, December 31, 2011	$ 160	$ 904	$ 1,064
Charges	8	91	99
Payments	(10)	(303)	(313)
Ending balance, December 29, 2012	$ 158	$ 692	$ 850

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at fiscal year-end 2012 and 2011 (in thousands):

	At Year-End	
	2012	2011
Furniture and equipment	$ 68,238	$ 65,430
Computer software and hardware	75,502	90,492
Leasehold improvements	70,462	68,359
Land and building	600	7,439
Property and equipment, at cost	214,802	231,720
Accumulated depreciation and amortization	(155,270)	(170,974)
Property and equipment, net	$ 59,532	$ 60,746

Depreciation and amortization expense for property and equipment was $15.3 million, $14.3 million and $14.9 million in 2012, 2011 and 2010, respectively.

NOTE 5: LINES OF CREDIT AND LONG–TERM DEBT

On November 30, 2012, West Marine and certain of its subsidiaries, along with the lenders that are signatories thereto and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Retail Finance, LLC), as agent for the lenders, entered into a first amendment to the Company's amended and restated loan and security agreement, to, among other things, amend the procedures by which we may request the issuance of letters of credit; reduce the interest rates applicable to borrowings under the amended and restated loan and security agreement; reduce the fee that the Company must pay on undrawn availability; extend the maturity of the agreement to November 30, 2017; and at the Company's request, reduce the maximum available borrowing capacity from $140.0 million to $120.0 million. In addition, at the Company's option and subject to certain conditions, the Company may increase its borrowing capacity up to an additional $25.0 million. All other material terms of the amended and restated loan and security agreement remained unchanged. The amount available to be borrowed is based on a percentage of certain of the Company's inventory (excluding capitalized indirect costs) and accounts receivable.

The revolving credit facility is guaranteed by West Marine, Inc. and West Marine Canada Corp. (an indirect subsidiary of West Marine, Inc.) and secured by a security interest in all of our accounts receivable and inventory, certain other related assets, and all proceeds thereof. The revolving credit facility is available for general working capital and general corporate purposes.

At the Company's election, borrowings under the revolving credit facility will bear interest at one of the following options:

1. The prime rate, which is defined in the loan agreement as the highest of:
   a. Federal funds rate, as in effect from time to time, plus one-half of one percent;
   b. LIBOR rate for a one-month interest period plus one percent; or
   c. The rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate;" or
2. The LIBOR rate quoted by the British Bankers Association for the applicable interest period.

In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The margin range for option (1) above is between 0.5% to 1.0% and for option (2) above is between 1.5% and 2.0%.

The loan agreement also imposes a fee on the unused portion of the revolving credit facility available. For 2012, 2011 and 2010, the weighted-average interest rate on all of our outstanding borrowings was 4.7%, 3.1% and 1.5%, respectively.

Although the loan agreement contains customary covenants, including, but not limited to, restrictions on the Company's ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, the loan is asset-based (which means the Company's lenders maintain a security interest in the Company's inventory and accounts receivable which serve as collateral for the loan), and the amount the Company may borrow under its revolving credit facility at any given time is determined by the estimated value of these assets as determined by the lenders' appraisers. Additionally, the Company must maintain minimum revolving credit availability equal to the greater of $7 million or 10% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date and the revolving credit facility could be terminated. These events of default include, after the expiration of any applicable grace periods, payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults (other than under the loan agreement), voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, change of control and other customary defaults. A default under this loan agreement also could significantly and adversely affect the Company's ability to obtain additional or alternative financing. As of December 29, 2012, the Company was in compliance with the covenants under this loan agreement.

At the end of fiscal year 2012, there were no amounts outstanding under this revolving credit facility, $91.7 million was available for future borrowings, and there was $1.0 million in unamortized loan costs. At the end of fiscal year 2011, there were no amounts outstanding under this revolving credit facility, $86.9 million was available for future borrowings, and there was $0.6 million in unamortized loan costs. At the end of fiscal years 2012 and 2011, the Company had $5.1 million and $8.3 million of outstanding commercial and stand-by letters of credit, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

During 2012, West Marine did not enter into any new related party transactions. In addition, the company terminated one related party lease during 2012 and one during 2011, as further described below.

Randolph K. Repass, West Marine's founder and Chairman of the Board, is a general partner of three partnerships in which he, together with certain members of his family, owns substantially all of the partnership interests. Geoffrey A. Eisenberg, our former Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which the Company leases its Watsonville, California support center and its store in Santa Cruz, California.

West Marine has leased its store in Santa Cruz, California, its store in Braintree, Massachusetts, and its support center in Watsonville, California since 1982, 1996 and 1988, respectively. Negotiations for these transactions were conducted at arms' length using independent representatives for each party at the time these leases were entered into. Although these leases have been in place for a number of years, the Company's Audit Committee nonetheless reviews these transactions annually to determine if they remain in the best interest of the Company. In this regard, the Committee considered that Messrs. Repass and Eisenberg entered into a re-negotiation of the rental terms for the support center during 2009, prior to the expiration of the lease term. Although under the no compulsion to do so, Mr. Repass acknowledged the soft real estate market conditions at the time and agreed to a rent reduction. Additionally, in July 2011, a lease amendment was signed which reduced the amount of Watsonville support center storage space leased to the Company and which extended the storage space lease from November 2011 to October 2016 to be coterminous with the support center lease. Due to the lease amendment, the Company's related contractual obligation decreased by immaterial amounts for fiscal years 2011 through 2016.

From February 2002 through March 2011, West Marine leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. The trust sold the property on March 18, 2011, and the Company terminated its lease effective as of that date. West Marine leased its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. The New Bedford lease expired in February 2012, and the Company terminated the lease in May 2012. The Company opened a new store in the neighboring area which is leased from a party unrelated to West Marine.

The lease for the Company support center is West Marine's most significant related party transaction. West Marine made payments to the above-related parties during fiscal years 2012, 2011 and 2010 in the aggregate amount of approximately $1.8 million for each year.

Related party transactions, including related party lease renewals, are pre-approved by West Marine's Board of Directors acting through the Audit Committee. The Audit Committee reviews and determines that the related party transaction is in the best interest of the Company and its shareholders. As of December 29, 2012, there were no amounts due to related parties.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment, and space for its retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for periodic rent adjustments based on store revenues, the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2012 were as follows (in thousands):

2013	$	46,618
2014		41,859
2015		36,232
2016		30,721
2017		25,491
Thereafter		90,928
Minimum non-cancelable lease payments, net	$	271,849

No assets of the Company were subject to capital leases at fiscal year-end 2012, 2011 and 2010. All but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment and, therefore, have been excluded from the table above.

Following is a summary of rent expense by component (in thousands):

	2012	2011	2010
Minimum rent	$ 48,131	$ 46,578	$ 44,273
Percent rent	91	88	87
Sublease income	(23)	(43)	(68)
Rent paid to related parties	1,593	1,550	1,528
Total rent expense	$ 49,792	$ 48,173	$ 45,820

The Company is party to various legal and administrative proceedings, claims and litigation and regulatory compliance audits arising from normal business activities. Additionally, many of these proceedings and audits raise complex factual and legal issues and are subject to uncertainties. The Company cannot predict with assurance the outcome of these matters. Accordingly, material adverse developments, settlements, or resolutions may occur and negatively impact results in the quarter and/or fiscal year in which such developments, settlements or resolutions are reached.

Based on the facts currently available, the Company does not believe that the disposition of matters that are pending or asserted, individually or in the aggregate, will have a material adverse effect on future financial results. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact the Company's results of operations in any given period.

For any claims, legal or administrative proceedings where the Company has determined that a loss is probable, there is no material difference between the amount accrued and the reasonably possible amount of loss. For any such matters where a loss is reasonably possible, the range of estimated loss is not material.

The Company is subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including customs, environmental and tax authorities in the jurisdictions where it conducts business, which may result in assessments of additional duties, taxes, penalties, interest or the revision and recoupment of past payments made based on audit findings. In addition, certain third party suppliers have rights under their contracts with the Company to review and audit its use of their products, and an unfavorable audit could result in an adverse and possibly material claim for payment. The Company accrues a liability for this type of contingency when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company believes it has adequately provided for obligations that would result from these legal and sales and use tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. The Company is currently under audit for sales taxes in several jurisdictions. The tax periods open to examination by the major taxing jurisdictions for sales and use taxes are fiscal 2008 through fiscal 2012. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's future financial condition or results of operations. At December 31, 2011, accrued liabilities included a loss contingency accrual of $2.6 million related to a software license audit finalized in March 2012. At December 29, 2012, accrued liabilities included a loss contingency accrual of $0.7 million related to a recently-finalized trademark settlement.

NOTE 8: INCOME TAXES

Following is a summary of the (benefit) provision for income taxes (in thousands):

	2012	2011	2010
Currently payable:			
Federal	$ 7,097	$ 4,112	$ 1,379
State	802	879	341
Foreign	79	(136)	125
Current taxes payable	7,978	4,855	1,845
Deferred:			
Federal	615	(3,161)	(996)
State	(256)	(7,597)	—
Foreign	463	(2,538)	171
Deferred taxes (benefit)	822	(13,296)	(825)
Income tax (benefit) expense	$ 8,800	$ (8,441)	$ 1,020

Following is a summary of the difference between the effective income tax rate and the statutory federal income tax rate:

	2012	2011	2010
Statutory federal tax rate	35.0%	35.0 %	35.0%
State income taxes, net of federal tax benefit	1.5	5.2	1.6
Non-deductible permanent items	1.6	0.7	0.6
Valuation allowance reversal	—	(73.9)	—
Valuation allowance on net deferred tax assets	—	—	(33.4)
Uncertain tax positions	1.2	(4.7)	1.1
Other	(3.1)	(2.1)	2.3
Effective tax rate	36.2%	(39.8)%	7.2%

Deferred tax assets and liabilities are recognized for the differences between the bases of the related assets and liabilities for financial reporting and income tax purposes, and are calculated using enacted tax rates in effect for the year the differences are expected to reverse. Following is a summary of the tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities (in thousands):

	2012	2011
Current:		
Accrued expenses	$ 4,241	$ 4,993
Deferred compensation costs	2,321	1,860
Prepaid expenses	(1,721)	(1,487)
Capitalized inventory costs	2,050	2,083
Other inventory discounts	(958)	(1,035)
Federal effect of state and foreign deferred items	(1,080)	(1,414)
Net operating loss carryforwards	964	1,597
Change in tax accounting method	(2,731)	(825)
Other	1,841	1,661
Total current	4,927	7,433
Non-current:		
Deferred rent	3,755	2,408
Fixed assets	(4,983)	(4,869)
Intangible assets	3,391	4,012
Charitable contribution carryforward	25	27
Net operating loss carryforwards	933	1,517
State tax credits	6,105	5,120
Federal effect of state and foreign deferred items	(2,292)	(2,072)
Share-based compensation	1,389	2,162
Change in tax accounting method	(1,612)	(2,447)
Other	2,616	2,551
Total non-current	9,327	8,409
Valuation allowance	(1,692)	(1,692)
Total deferred tax assets	$ 12,562	$ 14,150

Net deferred tax assets included in the accompanying consolidated balance sheet are as follows (in thousands):

	2012	2011
Current deferred income tax assets	$ 4,622	$ 7,118
Non-current deferred income tax assets	8,392	7,800
Non-current deferred income tax liabilities	(452)	(768)
Net deferred tax assets	$ 12,562	$ 14,150

A valuation allowance must be provided if it is more likely than not that some portion or all of the deferred tax assets will not be realized, based upon consideration of all positive and negative evidence. In 2011, based on historical profits and expectations of future results, the Company released the majority of the valuation allowance against federal and state deferred tax assets. The Company continues to maintain a valuation allowance in the amount of $1.7 million against its South Carolina state tax credits until sufficient positive evidence exists to support the reversal of this valuation allowance.

At year-end 2012, the Company had no federal income tax net loss carryforwards and $18.1 million of state income tax net loss carryforwards that expire between 2013 and 2029. The Company also had foreign net loss carryforwards of $3.5 million that expire between 2013 and 2030. In addition, the Company had California state enterprise zone credits of $4.3 million that may be used for an indefinite period of time, and South Carolina tax credits of $1.7 million that expire between 2013 and 2017. These carryforwards are available to offset future taxable income.

Following is a summary of the change in valuation allowance (in thousands):

	2012	2011	2010
Valuation allowance—beginning of year	$ 1,692	$ 16,874	$ 23,195
Valuation allowance reductions	—	(15,182)	(6,321)
Valuation allowance—end of year	$ 1,692	$ 1,692	$ 16,874

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states and cities, and Puerto Rico and Canada. The statute of limitations for examination by federal authorities is open for the years 2009 through 2011. With few exceptions, the statute of limitations for state jurisdictions is open for the years 2008 through 2011. The statute of limitations for Puerto Rico is six years and for Canada is seven years.

Unrecognized tax benefits activity for the fiscal years ending is summarized below (in thousands):

	2012	2011	2010
Unrecognized tax benefit—beginning of year	2,296	3,268	3,254
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	327	69	49
Reductions for tax positions of prior years	(36)	(218)	(4)
Settlements	—	—	(22)
Lapse of statutes of limitations	(34)	(823)	(9)
Unrecognized tax benefit—end of year	2,553	2,296	3,268

Included in the balance of unrecognized tax benefits at December 29, 2012 and December 31, 2011 are $2.2 million and $2.0 million, respectively, of tax benefits that, if recognized, would affect the Company's effective tax rate.

The Company recognizes accrued interest and penalties (not included in the table above) as a component of income tax expense. For fiscal year 2012, the Company recognized expense for interest and penalties of less than $0.1 million, while in 2011, interest and penalties expense was $0.2 million. At both December 29, 2012 and December 31, 2011, the Company had an accrued interest balance of $0.3 million and penalties totaling less than $0.1 million. The Company is unable to make a determination as to whether or not recognition of any unrecognized tax benefits will occur within the next 12 months, nor can we make an estimate of the range of any potential changes to the unrecognized tax benefits.

NOTE 9: EMPLOYEE BENEFIT PLANS

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan were $0.6 million, $0.5 million and $0.6 million for fiscal years 2012, 2011 and 2010, respectively. Plan participants may choose from an array of mutual fund investment options. The plan does not provide for investments in West Marine common stock.

NOTE 10: SEGMENT INFORMATION

The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct-to-Consumer—all of which sell merchandise directly to customers. The Stores segment sells products through the Company's store locations. The Port Supply segment sells products directly to wholesale customers through our wholesale website and our call center. The Direct-to-Consumer segment sells products through our retail eCommerce website, direct mail catalogs and our call center. The customer base overlaps between the Company's Stores and Port Supply segments, and between its Stores and Direct-to-Consumer segments. All processes for the three segments within the supply chain are commingled, including purchases from vendors, distribution center activity and customer delivery. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue.

The Company considers its individual stores to be operating segments. Each store's operating performance has been aggregated into one reportable segment. The Company's individual store operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics; class of consumer; nature of products; and distribution methods. There was no non-cash asset impairment charge in 2012. The Company recorded non-cash asset impairment charges of less than $0.1 million in 2011 and $0.2 million in 2010 primarily related to the Stores segment. The Company believes that disaggregating its operating segments would not provide meaningful additional information.

In addition to the Company's 10 stores located in Canada and five franchised stores located in Turkey, revenues are attributed to geographic locations based on the location to which the Company ships its products. Through the Direct-to-Consumer segment, the Company promotes and sells products internationally through both its website and call center. The Company operates primarily in the United States with foreign revenues representing less than 5% of total net revenues during 2012, 2011 and 2010, and foreign long-lived assets totaled less than 2% of long-lived assets at each of these dates.

Segment assets are those directly allocated to an operating segment's operations. For the Stores segment, assets primarily consist of leasehold improvements, computer assets, fixtures, land and buildings. For the Port Supply and Direct-to-Consumer segments, assets primarily consist of information technology assets. Unallocated assets include merchandise inventory, shared technology infrastructure, distribution centers, corporate headquarters, prepaid expenses, deferred taxes and other assets. Capital expenditures and depreciation expense for each segment are allocated to the assets assigned to the segment. Contribution is defined as net revenues less product costs and direct expenses.

Following is financial information related to the Company's business segments (in thousands):

	2012	2011	2010
Net revenues:			
Stores	$ 610,216	$ 578,863	$ 560,482
Port Supply	26,144	27,450	28,309
Direct-to-Consumer	38,891	37,130	34,011
Consolidated net revenues	$ 675,251	$ 643,443	$ 622,802
Contribution:			
Stores	$ 87,682	$ 81,827	$ 77,591
Port Supply	(3,836)	(3,020)	(2,809)
Direct-to-Consumer	7,184	6,266	5,942
Consolidated contribution	$ 91,030	$ 85,073	$ 80,724
Reconciliation of consolidated contribution to net income:			
Consolidated contribution	$ 91,030	$ 85,073	$ 80,724
Less:			
Indirect costs of goods sold not included in consolidated contribution	(28,198)	(28,148)	(30,413)
General and administrative expense	(37,662)	(34,786)	(35,427)
Interest expense	(841)	(918)	(637)
Benefit (provision) for income taxes	(8,800)	8,441	(1,020)
Net income	$ 15,529	$ 29,662	$ 13,227

	2012	2011	2010
Assets:			
Stores	$ 40,866	$ 40,266	$ 34,722
Port Supply	5,995	4,980	4,771
Direct-to-Consumer	40	44	112
Unallocated	307,367	290,367	269,281
Total assets	$ 354,268	$ 335,657	$ 308,886
Capital expenditures:			
Stores	$ 12,910	$ 13,937	$ 10,246
Port Supply	—	—	—
Direct-to-Consumer	(6)	55	—
Unallocated	5,049	3,718	3,893
Total capital expenditures	$ 17,953	$ 17,710	$ 14,139
Depreciation and amortization:			
Stores	$ 10,181	$ 9,395	$ 9,506
Port Supply	11	32	96
Direct-to-Consumer	5	109	229
Unallocated	5,104	4,778	5,095
Total depreciation and amortization	$ 15,301	$ 14,314	$ 14,926

NOTE 11: QUARTERLY FINANCIAL DATA

(Unaudited and in thousands, except per share data)

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 121,468	$ 243,572	$ 191,924	$ 118,287
Gross profit	29,500	85,853	60,296	22,457
Selling, general and administrative expense	39,903	47,415	43,121	42,398
Income (loss) from operations	(10,408)	38,288	17,171	(19,881)
Net income (loss)	(6,247)	22,616	10,272	(11,112)
Net income (loss) per share:				
Basic	$ (0.27)	$ 0.97	$ 0.44	$ (0.47)
Diluted	(0.27)	0.95	0.43	(0.47)
Stock trade price:				
High	$ 13.41	$ 12.41	$ 12.22	$ 10.75
Low	10.35	9.94	9.67	9.39

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 113,817	$ 235,963	$ 180,269	$ 113,394
Gross profit	24,681	84,846	54,691	20,271
Selling, general and administrative expense	36,871	44,592	41,789	39,608
Income (loss) from operations	(12,113)	40,246	12,890	(18,884)
Net income (loss)	(12,345)	44,743	11,216	(13,952)
Net income (loss) per share:				
Basic	$ (0.55)	$ 1.97	$ 0.49	$ (0.61)
Diluted	(0.55)	1.92	0.48	(0.61)
Stock trade price:				
High	$ 13.36	$ 11.00	$ 10.43	$ 11.63
Low	9.80	9.85	7.70	7.01

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on our evaluation, we concluded that, as of December 29, 2012, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 29, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 11—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement for the 2013 annual meeting of stockholders.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1 & 2. Reports of Independent Registered Public Auditing Firm

Consolidated Balance Sheets as of fiscal year-end 2012 and 2011

Consolidated Statements of Income for fiscal years 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income for fiscal years 2012, 2011 and 2010

Consolidated Statements of Stockholders' Equity for fiscal years 2012, 2011 and 2010

Consolidated Statements of Cash Flows for fiscal years 2012, 2011 and 2010

Notes to Consolidated Financial Statements

3 Exhibits:

Exhibit Index

Exhibit Number	Exhibit
3.1	Certificate of Incorporation of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed March 18, 2004).
3.2	Bylaws of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 6, 2012 and filed on December 11, 2012).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2012).
10.1	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.2*	West Marine, Inc. Omnibus Equity Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.1*	Amendment Number One to the West Marine, Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 3, 2012 and filed on April 4, 2012).
10.2.2*	Form of Notice of Grant of Stock Options and form of Stock Option Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 3, 2012 and filed on April 4, 2012).
10.2.3*	Form of Notice of Grant of Restricted Stock Units and form of Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 3, 2012 and filed on April 4, 2012).
10.2.4*	Form of Notice of Grant of Restricted Stock Award and form of Restricted Stock Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 3, 2012 and filed on April 4, 2012).
10.2.5*	Form of Notice of Grant of Stock Options and Stock Option Agreement for Associates (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.6*	Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Associates (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.7*	Form of Notice of Grant of Stock Options and Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.8*	Form of Notice of Grant of Restricted Stock Award and Restricted Stock Award Agreement for Non-employee Directors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.3*	West Marine, Inc. Associates Stock Buying Plan, as amended and restated effective November 1, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 3, 2009).
10.4	Lease Agreement, dated as of January 28, 2011, by and between PanCal West Marine 287 LLC and West Marine Products, Inc., for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 28, 2011 and filed on January 31, 2011).
10.4.1	Addendum to Lessor, dated as of January 28, 2011, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 28, 2011 and filed on January 31, 2011).
10.5	Lease Agreement, dated as of March 11, 1997, between Cabot Industrial Venture A, LLC, as successor to Cabot Industrial Properties, L.P., as successor to W/H No. 31, L.L.C, and West Marine, Inc., for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).
10.5.1	First Amendment, dated as of August 11, 1998, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.1 to the Company's Annual Report on Form 10-K for the year ended December 29, 2001).

Exhibit Number	Exhibit
10.5.2	Second Amendment, dated as of April 18, 2000, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.2 to the Company's Quarterly Report on Form 10-K for the year ended December 29, 2001).
10.5.3	Third Amendment, dated as of July 26, 2004, to the Lease Agreement for the Rock Hill, South Carolina distribution facility (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 4, 2004 and filed on October 8, 2004).
10.6	Lease Agreement, dated June 26, 1997, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997).
10.6.1	First Amendment of Lease, dated July 27, 2005, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated July 27, 2005 and filed on July 28, 2005).
10.6.2	Second Amendment of Lease, dated December 22, 2005, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 22, 2005 and filed on December 29, 2005).
10.6.3	Third Amendment of Lease, dated November 30, 2006, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated July 29, 2009 and filed on July 30, 2009).
10.6.4	Fourth Amendment of Lease, dated July 29, 2009, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated July 29, 2009 and filed on July 30, 2009).
10.6.5	Fifth Amendment of Lease, dated July 15, 2011, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated July 15, 2011 and filed on July 20, 2011).
10.7	First Amendment of Amended and Restated Loan and Security Agreement, dated as of November 30, 2012, by and among West Marine Products, Inc., each of the other persons that are signatories thereto as borrowers, each of the persons that are signatories thereto as guarantors, the lenders that are signatories thereto, Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Retail Finance, LLC), as agent for the lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 30, 2012 and filed on December 4, 2012).
10.7.1	Amended and Restated Loan and Security Agreement, dated as of August 23, 2010, by and among West Marine Products, Inc., each of the other persons that are signatories thereto as borrowers, each of the persons that are signatories thereto as guarantors, the lenders that are signatories thereto, Wells Fargo Retail Finance, LLC, as agent for the lenders, and Wells Fargo Capital Finance, LLC, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 23, 2010 and filed on August 27, 2010).
10.8*	Letter Agreement, dated as of May 17, 2012, between West Marine, Inc. and Matthew L. Hyde (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 17, 2012 and filed on May 17, 2012).

Exhibit Number	Exhibit
10.8.1*	First Amendment to Letter Agreement, dated as of May 17, 2012, between West Marine, Inc. and Matthew L. Hyde (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K/A dated May 17, 2012 and filed on May 17, 2012).
10.9*	Executive Employment Agreement, dated as of December 11, 2006, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2006 and filed on December 12, 2006).
10.9.1*	First Amendment to Executive Employment Agreement, dated as of September 27, 2007, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).
10.10*	Executive Termination Compensation Agreement, dated as of September 9, 2004, by and between West Marine, Inc. and Bruce Edwards (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.11*	Offer Letter, dated as of February 7, 2006, to Ronald Japinga from West Marine, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.11.1*	Executive Termination Compensation Agreement, dated as of February 13, 2006, by and between West Marine, Inc. and Ronald Japinga. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.12*	Executive Officer Serverance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 16, 2011 and filed on March 22, 2011).
21.1**	List of Subsidiaries.
23.1**	Consent of Grant Thornton LLP.
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.
101.INS†	XBRL Instance Document.
101.SCH†	XBRL Taxonomy Extension Schema Document.
101.CAL†	XBRL Taxonomy Calculation Linkbase Document.
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB†	XBRL Taxonomy Label Linkbase Document.
101.PRE†	XBRL Taxonomy Presentation Linkbase Document.

* Indicates a management contract or compensatory plan or arrangement within the meaning of Item 601(b)(10)(iii) of Regulation S-K.

** Filed with the Company's Annual Report on Form 10-K for the year ended December 29, 2012, as filed on March 7, 2013.

† Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the consolidated balance sheets as of December 29, 2012 and December 31, 2011; (ii) the consolidated statements of income for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011; (iii) the consolidated statements of stockholders' equity for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011; (iv) the consolidated statements of comprehensive income for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011 and (v) the consolidated statements of cash flows for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2013

WEST MARINE, INC.

By: /s/ MATTHEW L. HYDE

Matthew L. Hyde
President and Chief Executive Officer

Power of Attorney

West Marine, Inc. a Delaware corporation, and each person whose signature appears below, constitutes and appoints Matthew L. Hyde and Thomas R. Moran, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this annual report on Form 10-K and any and all amendments to such annual report on Form 10-K and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of West Marine, Inc. and in the capacities and on the dates indicated.

Signature Capacity

/s/ MATTHEW L. HYDE

Matthew L. Hyde
President, Chief Executive Officer and Director
(Principal Executive Officer)

March 7, 2013

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

March 7, 2013

/s/ RANDOLPH K. REPASS

Randolph K. Repass
Chairman of the Board and Director

March 7, 2013

/s/ DENNIS MADSEN

Dennis Madsen
Director

March 7, 2013

/s/ DAVID MCCOMAS

David McComas
Director

March 7, 2013

/s/ JAMES F. NORDSTOM, JR.

James F. Nordstrom, Jr.
Director

March 7, 2013

/s/ BARBARA RAMBO

Barbara Rambo
Director

March 7, 2013

/s/ ALICE M. RICHTER

Alice M. Richter
Director

March 7, 2013

/s/ CHRISTIANA SHI

Christiana Shi
Director

March 7, 2013

Company Data

Board of Directors

Randolph K. Repass
Founder of West Marine, Inc. and Chairman since 1968

Matthew L. Hyde
Director of West Marine, Inc. since 2012
President and Chief Executive Officer

Dennis F. Madsen
Director of West Marine, Inc. since 2010, Compensation and Leadership Development Committee Chair, and Nomination and Governance Committee member;
Former President and Chief Executive Officer, Recreational Equiment, Inc.

James F. Nordstrom, Jr.
Director of West Marine, Inc. since 2012, Compensation and Leadership Development Committee member;
Executive Vice President and President of Nordstrom Direct, Nordstrom, Inc.

Barbara L. Rambo
Director of West Marine, Inc. since 2009, Nomination and Governance Committee Chair, Compensation and Leadership Development Committee member, Audit and Finance Committee member, and Lead Independent Director;
Chief Executive Officer, Taconic Management Services

Alice M. Richter
Director of West Marine, Inc. since 2005, Audit and Finance Committee Chair and Financial Expert, and Nomination and Governance Committee member;
Retired Partner, KPMG LLP

Christiana Shi
Director of West Marine, Inc. since 2011, Audit and Finance Committee member, and Compensation and Leadership Development Committee member;
Vice President and General Manager of NIKE, Inc. Global E-Commerce

For more information about our Board members, please refer to West Marine, Inc.'s 2013 Proxy Statement.

Named Executive Officers

Matthew L. Hyde
President and Chief Executive Officer

Thomas R. Moran
Senior Vice President and Chief Financial Officer

Bruce Edwards
Executive Vice President of Stores, Port Supply and Direct-to-Consumer

Ronald Japinga
Executive Vice President of Merchandising, Replenishment and Logistics

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
www.computershare.com/investor

Legal Counsel
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036
www.dowlohnes.com

Independent Registered Public Accounting Firm
Grant Thornton LLP
One California Street
San Francisco, California 94111
www.grantthornton.com

Securities and Exchange Commission
Copies of West Marine's annual reports on Form 10-K and quarterly reports on Form 10-Q (each, exclusive of exhibits) are available without charge upon written request to:

Attention: Secretary
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

Annual reports are available online at www.westmarine.com via the Investor Relations section.
West Marine does not distribute quarterly reports to its stockholders.

002CSN7941


West Marine

West Marine
For your life on the water


are trademarks owned by West Marine Products, Inc., a wholly-owned subsidiary of West Marine, Inc.
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West Marine
500 Westridge Drive • Watsonville, California 95076 • 831.728.2700 • westmarine.com

002CSN7941